Burford Capital Quarterly Report September 2024    1

Forward-looking statements

In addition to statements of historical fact, this report on Form 6-K for the three and nine months ended September 30, 2024 (this “Quarterly Report”) contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended (the “Exchange Act”). The disclosure and analysis set forth in this Quarterly Report include assumptions, expectations, projections, intentions and beliefs about future events in a number of instances, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements that are forward-looking, including in our other periodic reports that we file with, or furnish to, the US Securities and Exchange Commission (the “SEC”), other information made available to our security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. We caution that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that our actual results of operations, including our financial position and liquidity, and the development of the industry in which we operate may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this Quarterly Report. In addition, even if our results of operations, including our financial position and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this Quarterly Report, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Factors that might cause future results of operations or developments to differ include, among others, the following:

▪	Adverse litigation outcomes and timing of resolution of litigation matters
▪	Our ability to identify and select suitable legal finance assets
▪	Improper use or disclosure of, or access to, privileged information under our control due to cybersecurity breaches, unauthorized use or theft
▪	Inaccuracy or failure of the probabilistic model and decision science tools, including artificial intelligence tools, we use to predict the returns on our legal finance assets and in our operations
▪	Changes and uncertainty in laws, regulations and rules relating to the legal finance industry, including those relating to privileged information and/or disclosure and enforceability of legal finance arrangements
▪	Inadequacies in our due diligence process or unforeseen developments
▪	Credit risk and concentration risk relating to our legal finance assets
▪	Lack of liquidity of our legal finance assets and commitments that are in excess of our available capital
▪	Our ability to obtain attractive external capital or to refinance our outstanding indebtedness and our ability to raise capital to meet our liquidity needs
▪	Competitive factors and demand for our services and capital
▪	Negative publicity or public perception of the legal finance industry or us
▪	Valuation uncertainty with respect to the fair value of our capital provision assets
▪	Current and future legal, political and economic forces, including uncertainty surrounding the effects, severity and duration of public health threats and/or military actions

2    Burford Capital Quarterly Report September 2024

▪	Potential liability from litigation and legal proceedings against us
▪	Our ability to retain key personnel
▪	Improper functioning of our information systems or those of our third-party service providers
▪	Failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures
▪	Other factors discussed under “Risk factors” in the annual report on Form 20-F for the year ended December 31, 2023 (the “2023 Annual Report”)

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements contained in this Quarterly Report, the 2023 Annual Report and other periodic reports that we file with, or furnish to, the SEC. New factors emerge from time to time, and it is not possible for us to predict all of them. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor or combination of factors may cause actual results to be materially different from those contained in any forward-looking statement.

The forward-looking statements speak only as of the date of this Quarterly Report and, except as required by applicable law, we undertake no obligation to update or revise any forward-looking statements contained in this Quarterly Report, whether as a result of new information, future events or otherwise.

Certain terms used in this Quarterly Report

In this Quarterly Report, references to “Burford”, “we”, “us” or “our” refer to Burford Capital Limited and its subsidiaries, unless the context requires otherwise.

Certain additional terms used in this Quarterly Report are set forth below:

Advantage Fund

Burford Advantage Master Fund LP, a private fund focused on pre-settlement litigation strategies where litigation risk remains, but the risk is anticipated to be lower than that of our core legal finance business. Investors in the Advantage Fund include third-party limited partnerships as well as Burford’s balance sheet. Assets held by the Advantage Fund are recorded as capital provision-indirect assets.

Alternative strategies

Encompasses (i) lower risk legal finance, (ii) post-settlement finance and (iii) complex strategies that provide lower but attractive risk-adjusted returns.

Asset management

Includes our activities administering the private funds we manage for third-party investors.

Asset recovery

Pursuit of enforcement of an unpaid legal judgment, which may include our financing of the cost of such pursuit and/or judgment enforcement.

BAIF

Burford Alternative Income Fund LP, a private fund focused on post-settlement matters.

BAIF II

Burford Alternative Income Fund II LP, a private fund focused on post-settlement matters.

BCIM

Burford Capital Investment Management LLC, a wholly owned indirect subsidiary of Burford Capital Limited, serves as the investment adviser to all of our private funds and is registered under the US Investment Advisers Act of 1940, as amended.

BOF

Burford Opportunity Fund LP, a private fund focused on pre-settlement legal finance matters.

Burford Capital Quarterly Report September 2024    3

BOF-C

Burford Opportunity Fund C LP, a private fund through which a sovereign wealth fund invests in pre-settlement legal finance matters under the sovereign wealth fund arrangement.

Capital provision assets

We subdivide our capital provision assets into two categories:

▪	“Direct”, which includes all of our capital provision assets that we have originated directly (i.e., not through participation in a private fund) from our balance sheet. We also include direct (i.e., not through participation in a private fund) complex strategies assets in this category. See note 3 (Supplemental cash flow data) to our condensed consolidated financial statements for additional information.
▪	“Indirect”, which includes the balance sheet’s participations in one of our private funds (i.e., the Advantage Fund).

Claimant

The party asserting a right or title in a legal proceeding, in particular in arbitration matters.

Claim family

A group of legal finance assets with a related underlying claim shared by a number of different claimants.

Colorado

Colorado Investments Limited, an exempted company that was established for the secondary sale of some of our entitlement in the YPF-related Petersen matter.

COLP

BCIM Credit Opportunities, LP, a private fund focused on post-settlement matters.

Complex strategies

Encompasses our activities providing capital as a principal in legal- or regulatory-related assets, often securities, debt and other financial assets, where a significant portion of the expected return arises from the outcome of legal or regulatory activity.

Consolidated funds

Certain of our private funds in which, because of our investment in and/or control of such private funds, we are required under the generally accepted accounting principles in the United States (“US GAAP”) to consolidate the minority limited partner’s interests in such private funds and include the full financial results of such private funds within our condensed consolidated financial statements. At the date of this Quarterly Report, BOF-C and the Advantage Fund are consolidated funds.

Core legal finance

Provision of capital and expertise, to clients or as a principal, in connection with (i) the underlying asset value of litigation claims and the enforcement of settlements, judgments and awards, (ii) the amount paid to law firms as legal fees and expenses and (iii) the value of assets affected by litigation.

Defendant

The party against whom a civil action is brought, in particular in litigation matters.

Deployment

Financing provided for an asset, which adds to our deployed cost in such asset.

Deferred Compensation Plan

The Burford Capital Deferred Compensation Plan, under which a specified group of employees and non-executive directors can elect to defer a portion of their respective compensation until future years.

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Definitive commitments

Commitments where we are contractually obligated to advance incremental capital and failure to do so would typically result in adverse contractual consequences (such as a dilution in our returns or the loss of our deployed capital in a case).

Discretionary commitments

Commitments where we are not contractually obligated to advance capital and generally would not suffer adverse financial consequences from not doing so.

Fair value adjustment

The amount of unrealized gain or loss recognized in our condensed consolidated statements of operations in the relevant reporting period and added to or subtracted from, as applicable, the asset or liability value in our condensed consolidated statements of financial position.

Judgment debtor

A party against whom there is a final adverse court award.

Judgment enforcement

The activity of using legal and financial strategies to force a judgment debtor to pay an adverse award made by a court.

Legal finance

Our legal finance products and services comprise (i) core legal finance and (ii) alternative strategies.

Legal risk management

Assets where we provide some form of legal risk arrangement, such as an indemnity or insurance for adverse legal costs.

Litigation

We use the term litigation colloquially to refer to any type of matter involved in the litigation, arbitration or regulatory process and the costs and legal fees associated therewith.

Lower risk legal finance

Pre-settlement legal finance assets with lower risk and lower expected returns than assets included in our core legal finance portfolio. At the date of this Quarterly Report, our lower risk legal finance activity occurs primarily in the Advantage Fund.

LTIP

The Burford Capital 2016 Long Term Incentive Plan, as amended and renewed from time to time, for the awards of RSUs (as defined below) to employees.

Monetization

The acceleration of a portion of the expected value of a litigation or arbitration matter prior to resolution of such matter, which permits a client to convert an intangible claim or award into tangible cash on a non-recourse basis.

Net realized gain or loss

The sum of realized gains and realized losses.

Non-consolidated funds

Certain of our private funds that we are not required to include within our condensed consolidated financial statements but include within Group-wide data. At the date of this Quarterly Report, (i) BCIM Partners II, LP, (ii) BCIM Partners III, LP, (iii) COLP, (iv) BOF, (v) BAIF and (vi) BAIF II and any “sidecar” funds are non-consolidated funds.

Plaintiff

The party who institutes a legal action or claim, in particular in litigation matters.

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Portfolio

Includes deployed cost, net unrealized gains or losses and undrawn commitments.

Portfolio finance

Legal finance assets with multiple paths to realization, such as financing for a pool of litigation claims.

Post-settlement finance

Includes our financing of legal-related assets in situations where litigation has been resolved, such as financing of settlements and law firm receivables. At the date of this Quarterly Report, our post-settlement activity occurs primarily in COLP, BAIF and BAIF II.

Privileged information

Confidential information that is protected from disclosure due to the application of a legal privilege or other doctrine, including attorney work product, depending on the laws of the relevant jurisdiction.

Realization

A legal finance asset is realized when the asset is concluded (i.e., when litigation risk has been resolved). A realization will result in us receiving cash or, occasionally, non-cash assets, or recognizing a due from settlement receivable, reflecting what we are owed on the asset.

Realized gain or loss

Reflects the total amount of gain or loss, relative to cost, generated by a legal finance asset when it is realized, calculated as realized proceeds less deployed cost, without regard for any previously recognized fair value adjustment.

Respondent

The party against whom a civil action is brought, in particular in arbitration matters.

RSUs

Restricted stock units awarded to employees under the LTIP.

Single-case finance

Legal finance assets that are subject to binary legal risk, such as a single filed litigation or arbitration matter with one plaintiff or group of plaintiffs and one defendant or group of defendants.

Strategic Value Fund

BCIM Strategic Value Master Fund, LP, a private fund that deployed capital in certain complex strategies assets. Investors in the Strategic Value Fund included third-party limited partners as well as Burford’s balance sheet. Assets held by the Strategic Value Fund were recorded as capital provision-indirect assets, and the Strategic Value Fund was a consolidated fund. At December 31, 2023, all assets held at the Strategic Value Fund had concluded, and the Strategic Value Fund was liquidated.

Sovereign wealth fund arrangement

The agreement we have entered into with a sovereign wealth fund pursuant to which it provides financing for a portion of our legal finance assets through BOF-C.

Transfers to realizations

The amount of fair value adjustment previously recognized on a legal finance asset, which is subsequently reversed in the reporting period when a realized gain or loss is recognized.

Unrealized gain or loss

Represents the fair value of our legal finance assets over or under their deployed cost, as determined in accordance with the requirements of the applicable US GAAP standards, for the relevant financial reporting period (condensed consolidated statements of operations) or cumulatively (condensed consolidated statements of financial position).

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Vintage

Refers to the calendar year in which a legal finance commitment is initially made.

YPF-related assets

Refers to our Petersen and Eton Park legal finance assets, which are two claims relating to the Republic of Argentina’s nationalization of YPF S.A., the Argentine energy company.

Burford Capital Quarterly Report September 2024    7

Burford capital limited and subsidiaries

Condensed Consolidated statements of operations

($ in thousands, except share data)

(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Revenues
Capital provision income/(loss)	270,988	504,513	469,494	1,016,113
Plus/(Less): Third-party interests in capital provision assets	(35,152)	(140,412)	(46,640)	(235,944)
Asset management income/(loss)	3,147	1,876	6,654	5,767
Marketable securities income/(loss) and bank interest	8,157	1,744	21,046	6,359
Other income/(loss)	1,974	1,152	2,508	2,034
Total revenues	249,114	368,873	453,062	794,329

Operating expenses
Compensation and benefits
Salaries and benefits	10,231	10,852	29,648	34,053
Annual incentive compensation	4,792	4,715	14,503	15,781
Share-based compensation	3,046	3,291	10,262	9,968
Long-term incentive compensation including accruals	18,559	24,273	33,213	51,935
General, administrative and other	9,330	6,276	24,522	25,089
Case-related expenditures ineligible for inclusion in asset cost	935	3,661	3,034	14,173
Total operating expenses	46,893	53,068	115,182	150,999

Operating income/(loss)	202,221	315,805	337,880	643,330

Other expenses
Finance costs	34,399	29,013	101,432	70,690
Foreign currency transactions (gains)/losses	(1,510)	(9,811)	(951)	(21,149)
Total other expenses	32,889	19,202	100,481	49,541

Income/(loss) before income taxes	169,332	296,603	237,399	593,789

(Provision for)/benefit from income taxes	(11,468)	531	(21,761)	(15,550)
Net income/(loss)	157,864	297,134	215,638	578,239

Net income/(loss) attributable to non-controlling interests	22,221	24,592	56,186	67,812
Net income/(loss) attributable to Burford Capital Limited shareholders	135,643	272,542	159,452	510,427

Net income/(loss) attributable to Burford Capital Limited shareholders per ordinary share
Basic	$ 0.62	$ 1.24	$ 0.73	$ 2.33
Diluted	$ 0.61	$ 1.22	$ 0.71	$ 2.29

Weighted average ordinary shares outstanding
Basic	219,412,841	218,934,153	219,171,076	218,838,080
Diluted	223,563,853	222,887,375	223,477,726	222,542,639

See accompanying notes to the condensed consolidated financial statements.

8    Burford Capital Quarterly Report September 2024

Burford capital limited and subsidiaries

Condensed consolidated statements of comprehensive income/(loss)

($ in thousands)

(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023

Net income/(loss)	157,864	297,134	215,638	578,239
Other comprehensive income/(loss)
Foreign currency translation adjustment	(9,674)	(5,864)	(8,354)	(33,897)
Comprehensive income/(loss)	148,190	291,270	207,284	544,342

Less/(Plus): Comprehensive income/(loss) attributable to non-controlling interests	22,221	24,592	56,186	67,812
Comprehensive income/(loss) attributable to Burford Capital Limited shareholders	125,969	266,678	151,098	476,530

See accompanying notes to the condensed consolidated financial statements.

Burford Capital Quarterly Report September 2024    9

Burford capital limited and subsidiaries

Condensed consolidated statements of financial position

($ in thousands, except share data)

	September 30, 2024	December 31, 2023
	(unaudited)
Assets
Cash and cash equivalents	574,014	220,549
Marketable securities	75,801	107,561
Other assets	69,414	63,464
Due from settlement of capital provision assets	64,489	265,540
Capital provision assets	5,356,300	5,045,388
Goodwill	134,015	133,965
Deferred tax asset	869	927
Total assets	6,274,902	5,837,394

Liabilities
Debt interest payable	41,262	34,416
Other liabilities	131,907	122,199
Long-term incentive compensation payable	209,466	183,134
Debt payable	1,793,209	1,534,730
Financial liabilities relating to third-party interests in capital provision assets	751,338	704,196
Deferred tax liability	50,369	50,939
Total liabilities	2,977,551	2,629,614

Commitments and contingencies (Note 14)

Shareholders' equity
Ordinary shares, no par value; unlimited shares authorized; 220,091,323 ordinary shares issued and 219,421,376 ordinary shares outstanding at September 30, 2024 and 219,313,388 ordinary shares issued and 218,962,441 ordinary shares outstanding at December 31, 2023	610,033	602,238
Additional paid-in capital	39,640	36,545
Accumulated other comprehensive income/(loss)	(1,042)	7,312
Treasury shares of 669,947 at $14.28 cost at September 30, 2024 and 350,947 at $12.76 cost at December 31, 2023	(9,569)	(4,479)
Retained earnings	1,793,047	1,649,242
Total Burford Capital Limited equity	2,432,109	2,290,858
Non-controlling interests	865,242	916,922
Total shareholders' equity	3,297,351	3,207,780
Total liabilities and shareholders' equity	6,274,902	5,837,394

See accompanying notes to the condensed consolidated financial statements.

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BURFORD CAPITAL LIMITED AND SUBSIDIARIES

Condensed consolidated statements of cash flows

($ in thousands)

(unaudited)

	Nine months ended September 30,
	2024	2023
Cash flows from operating activities
Net income/(loss)	215,638	578,239

Adjustments to reconcile net income/(loss) to net cash provided/(used) by operating activities
Capital provision (income)/loss	(469,494)	(1,016,113)
(Income)/loss on marketable securities	(5,654)	(2,484)
Other (income)/loss	(2,508)	(2,034)
Share-based compensation	5,923	6,591
Deferred tax (benefit)/expense	(1,672)	(8,930)
Other	343	(8,627)
Changes in operating assets and liabilities
Proceeds from capital provision assets	768,848	440,154
(Funding) of capital provision assets	(400,894)	(546,266)
Net proceeds/(funding) of marketable securities	37,488	31,855
Proceeds from/(payments for) other income	5,020	7,242
Net (funding) of financial liabilities at fair value through profit or loss	(2,583)	-
(Increase)/decrease in other assets	(7,270)	(3,295)
Increase/(decrease) in other liabilities	45,059	83,285
Net increase/(decrease) on financial liabilities relating to third-party investment	47,142	236,132
Net cash provided/(used) by operating activities	235,386	(204,251)

Cash flows from investing activities
Purchases of property and equipment	(139)	(2,957)
Net cash provided/(used) by investing activities	(139)	(2,957)

Cash flows from financing activities
Acquisition of ordinary shares held in treasury	(5,090)	(3,759)
Debt issuance, including original issue premium	284,969	394,464
Debt issuance costs	(6,283)	(8,453)
Debt extinguishment	(34,775)	(129,970)
Dividends paid on ordinary shares	(13,694)	(13,711)
Third-party net capital contribution/(distribution)	(107,866)	116,579
Net cash provided/(used) by financing activities	117,261	355,150

Net increase/(decrease) in cash and cash equivalents	352,508	147,942
Cash and cash equivalents at beginning of period	220,549	107,658
Effect of exchange rate changes on cash and cash equivalents	957	(32)
Cash and cash equivalents at end of period	574,014	255,568

The table below sets forth supplemental disclosures to our condensed consolidated statements of cash flows.

	Nine months ended September 30,
($ in thousands)	2024	2023
Cash received from interest and dividend income	15,497	3,677
Cash paid for debt interest	(91,933)	(46,861)
Cash received from income tax refund	229	446
Cash paid for income taxes	(12,250)	(5,959)

See accompanying notes to the condensed consolidated financial statements.

Burford Capital Quarterly Report September 2024    11

BURFORD CAPITAL LIMITED AND SUBSIDIARIES

Condensed consolidated statements of changes in equity

($ in thousands, EXCEPT SHARE DATA)

(unaudited)

	Three months ended September 30, 2024
	Shares		Amount
							Accumulated
					Additional		other	Total Burford		Total
	Ordinary	Treasury	Ordinary	Treasury	paid-in	Retained	comprehensive	Capital Limited	Non-controlling	shareholders’
	shares	shares	shares	shares	capital	earnings	income/(loss)	equity	interests	equity
At beginning of period	220,082,694	(669,947)	609,942	(9,569)	36,752	1,657,430	8,632	2,303,187	929,115	3,232,302
Net income/(loss)	-	-	-	-	-	135,643	-	135,643	22,221	157,864
Foreign currency translation adjustment	-	-	-	-	-	-	(9,674)	(9,674)	-	(9,674)
Issuance of new ordinary shares to satisfy vested RSUs	8,629	-	91	-	(91)	-	-	-	-	-
Issuance of new ordinary shares to satisfy distributions under the Deferred Compensation Plan	-	-	-	-	-	-	-	-	-	-
Acquisition of ordinary shares held in treasury	-	-	-	-	-	-	-	-	-	-
Transfer RSUs on vesting	-	-	-	-	(67)	(26)	-	(93)	-	(93)
Share-based compensation	-	-	-	-	3,046	-	-	3,046	-	3,046
Dividends paid	-	-	-	-	-	-	-	-	-	-
Third-party net capital contribution/(distribution)	-	-	-	-	-	-	-	-	(86,094)	(86,094)
At end of period	220,091,323	(669,947)	610,033	(9,569)	39,640	1,793,047	(1,042)	2,432,109	865,242	3,297,351

	Three months ended September 30, 2023
	Shares		Amount
							Accumulated
					Additional		other	Total Burford		Total
	Ordinary	Treasury	Ordinary	Treasury	paid-in	Retained	comprehensive	Capital Limited	Non-controlling	shareholders’
	shares	shares	shares	shares	capital	earnings	income/(loss)	equity	interests	equity
At beginning of period	219,049,877	(92,659)	598,813	(742)	31,209	1,293,729	19,016	1,942,025	794,041	2,736,066
Net income/(loss)	-	-	-	-	-	272,542	-	272,542	24,592	297,134
Foreign currency translation adjustment	-	-	-	-	-	-	(5,864)	(5,864)	-	(5,864)
Acquisition of ordinary shares held in treasury		(261,000)	-	(3,759)	-		-	(3,759)	-	(3,759)
Distribution of ordinary shares held in treasury		2,712	-	22	(22)		-	-	-	-
Transfer RSUs on vesting		-	-		34	(34)	-		-
Share-based compensation	-	-	-	-	3,291	-	-	3,291	-	3,291
Dividends paid	-	-	-	-	-	-	-	-	-	-
Third-party net capital contribution/(distribution)	-	-	-	-	-	-	-	-	10,244	10,244
At end of period	219,049,877	(350,947)	598,813	(4,479)	34,512	1,566,237	13,152	2,208,235	828,877	3,037,112

	Nine months ended September 30, 2024
	Shares		Amount
							Accumulated
					Additional		other	Total Burford		Total
	Ordinary	Treasury	Ordinary	Treasury	paid-in	Retained	comprehensive	Capital Limited	Non-controlling	shareholders’
	shares	shares	shares	shares	capital	earnings	income/(loss)	equity	interests	equity
At beginning of period	219,313,388	(350,947)	602,238	(4,479)	36,545	1,649,242	7,312	2,290,858	916,922	3,207,780
Net income/(loss)	-	-	-	-	-	159,452	-	159,452	56,186	215,638
Foreign currency translation adjustment	-	-	-	-	-	-	(8,354)	(8,354)	-	(8,354)
Issuance of new ordinary shares to satisfy vested RSUs	569,244	-	4,781	-	(4,781)	-	-	-	-	-
Issuance of new ordinary shares to satisfy distributions under the Deferred Compensation Plan	208,691	-	3,014	-	-	-	-	3,014	-	3,014
Acquisition of ordinary shares held in treasury	-	(319,000)	-	(5,090)	-	-	-	(5,090)	-	(5,090)
Transfer RSUs on vesting	-	-	-	-	(2,386)	(1,953)	-	(4,339)	-	(4,339)
Share-based compensation	-	-	-	-	10,262	-	-	10,262	-	10,262
Dividends paid	-	-	-	-	-	(13,694)	-	(13,694)	-	(13,694)
Third-party net capital contribution/(distribution)	-	-	-	-	-	-	-	-	(107,866)	(107,866)
At end of period	220,091,323	(669,947)	610,033	(9,569)	39,640	1,793,047	(1,042)	2,432,109	865,242	3,297,351

12    Burford Capital Quarterly Report September 2024

	Nine months ended September 30, 2023
	Shares		Amount
							Accumulated
					Additional		other	Total Burford		Total
	Ordinary	Treasury	Ordinary	Treasury	paid-in	Retained	comprehensive	Capital Limited	Non-controlling	shareholders’
	shares	shares	shares	shares	capital	earnings	income/(loss)	equity	interests	equity
At beginning of period	219,049,877	(468,000)	598,813	(3,749)	26,305	1,074,166	47,049	1,742,584	644,486	2,387,070
Net income/(loss)	-	-	-	-	-	510,427	-	510,427	67,812	578,239
Foreign currency translation adjustment	-	-	-	-	-	-	(33,897)	(33,897)	-	(33,897)
Acquisition of ordinary shares held in treasury	-	(261,000)	-	(3,759)	-	-	-	(3,759)	-	(3,759)
Distribution of ordinary shares to satisfy vested RSUs	-	378,053	-	3,029	(3,029)	-	-	-	-	-
Ordinary shares distributed by the Burford Capital Employee Benefit Trust	-	-	-	-	-	(3,377)	-	(3,377)	-	(3,377)
Transfer RSUs on vesting	-	-	-	-	1,268	(1,268)	-	-	-	-
Share-based compensation	-	-	-	-	9,968	-	-	9,968	-	9,968
Dividends paid	-	-	-	-	-	(13,711)	-	(13,711)	-	(13,711)
Third-party net capital contribution/(distribution)	-	-	-	-	-	-	-	-	116,579	116,579
At end of period	219,049,877	(350,947)	598,813	(4,479)	34,512	1,566,237	13,152	2,208,235	828,877	3,037,112

See accompanying notes to the condensed consolidated financial statements.

Burford Capital Quarterly Report September 2024    13

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(UNAUDITED)

1. Organization

Burford Capital Limited (the “Company”) and its consolidated subsidiaries (collectively with the Company, the “Group”) provide legal finance products and services and are engaged in the asset management business.

The Company was incorporated as a company limited by shares under the Companies (Guernsey) Law, 2008, as amended, on September 11, 2009. The Company has a single class of ordinary shares, which commenced trading on AIM, a market operated by the London Stock Exchange, in October 2009 and on the New York Stock Exchange in October 2020, in each case, under the symbol “BUR”. The Company’s subsidiaries have issued bonds that are traded on the Main Market of the London Stock Exchange and unregistered senior notes in private placement transactions pursuant to Rule 144A and Regulation S under the US Securities Act of 1933, as amended (the “Securities Act”).

2. Summary of significant accounting policies

Basis of presentation

The Group’s unaudited condensed consolidated interim financial statements at September 30, 2024 and for the three and nine months ended September 30, 2024 and 2023 have been prepared in accordance with US GAAP and reflect all adjustments of a normal, recurring nature that are, in the opinion of management, necessary for the fair presentation of the results for the interim period. Certain disclosures included in the Group’s consolidated financial statements at and for the year ended December 31, 2023 contained in the 2023 Annual Report have been condensed in, or omitted from, the Group’s unaudited condensed consolidated interim financial statements at September 30, 2024 and for the three and nine months ended September 30, 2024 and 2023 contained in this Quarterly Report. The Group’s unaudited condensed consolidated interim financial statements at September 30, 2024 and for the three and nine months ended September 30, 2024 and 2023 should be read in conjunction with the Group’s audited consolidated financial statements and the accompanying notes thereto contained in the 2023 Annual Report. The results at and for the three and nine months ended September 30, 2024 are not necessarily indicative of the results for the full year.

Use of estimates

The preparation of the Group’s condensed consolidated financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities, in each case, at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Such estimates include, among others, the valuation of capital provision assets (which requires the use of Level 3 valuation inputs) and other financial instruments, the measurement of deferred tax balances (including valuation allowances) and the accounting for goodwill. Actual results could differ from those estimates, and such differences could be material.

Consolidation

The condensed consolidated financial statements include the accounts of (i) the Company, (ii) its wholly owned or majority owned subsidiaries, (iii) the consolidated entities that are considered to be variable interest entities (“VIEs”) and for which the Company is considered the primary beneficiary and (iv) certain entities that are not considered VIEs but that the Company controls through a majority voting interest.

In connection with private funds and other related entities where the Group does not own 100% of the relevant entity, the Group makes judgments about whether it is required to consolidate such entities by applying the factors set forth in US GAAP for VIEs or voting interest entities under Accounting Standards Codification (“ASC”) 810—Consolidation.

VIEs are entities that, by design, either (i) lack sufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties, (ii) have equity investors that (A) do not have the ability to make significant decisions relating to the entity’s operations through voting rights, (B) do not have the obligation to absorb the expected losses or (C) do not have the right to receive the residual returns of the entity or (iii) have equity investors’ voting rights that are not proportional to the economics, and substantially all of the activities of the entity either involve or are conducted on behalf of an investor that has disproportionately few voting rights. An entity is deemed to be the primary beneficiary of the VIE if such entity has both (i) the power to direct the activities that most significantly impact the VIE’s economic performance and (ii) the right to receive benefits from the VIE or the obligation to absorb losses of the VIE that could be significant to the VIE.

14    Burford Capital Quarterly Report September 2024

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(unaudited)

In determining whether the Group is the primary beneficiary of a VIE, the Group considers both qualitative and quantitative factors regarding the nature, size and form of its involvement with the VIE, such as its role establishing the VIE and its ongoing rights and responsibilities, the design of the VIE, its economic interests, servicing fees and servicing responsibilities and certain other factors. The Group performs ongoing reassessments to evaluate whether changes in the entity’s capital structure or changes in the nature of the Group’s involvement with the entity result in a change to the VIE designation or a change to the Group’s consolidation conclusion.

The most significant judgments relate to the assessment of the Group’s exposure or rights to variable returns in Burford Opportunity Fund C LP (“BOF-C”), Burford Advantage Master Fund LP (the “Advantage Fund”), Colorado Investments Limited (“Colorado”) and, prior to its liquidation in the fourth quarter of 2023, BCIM Strategic Value Master Fund, LP (the “Strategic Value Fund”). The Group has assessed that its economic interest in the income generated from BOF-C and its investment as a limited partner in the Strategic Value Fund and the Advantage Fund, coupled with its power over the relevant activities as the fund manager, require the consolidation of BOF-C, the Strategic Value Fund and the Advantage Fund in the condensed consolidated financial statements. Similarly, the Group has assessed that its shareholding in Colorado, coupled with its power over the relevant activities of Colorado through contractual agreements, require the consolidation of Colorado in the condensed consolidated financial statements.

The Group is deemed to have a controlling financial interest in VIEs in which it is the primary beneficiary and in other entities in which it owns more than 50% of the outstanding voting shares and other shareholders do not have substantive rights to participate in management. The assets of these consolidated VIEs are not available to the Company, and the creditors of these consolidated VIEs do not have recourse to the Company.

For entities the Group controls but does not wholly own, the Group generally records a non-controlling interest within shareholders’ equity for the portion of the entity’s equity attributed to the non-controlling ownership interests. Accordingly, third-party share of net income or loss relating to non-controlling interests in consolidated entities is treated as a reduction or increase, respectively, of net income or loss in the condensed consolidated statements of operations. With respect to Colorado, an entity the Group controls but does not wholly own, the Group records a financial liability within “Financial liabilities relating to third-party interests in capital provision assets” for the portion of Colorado’s equity held by third parties. The third-party share of income or loss is included in “Plus/(Less): Third-party interests in capital provision assets” in the condensed consolidated statements of operations. All significant intercompany balances, transactions and unrealized gains and losses on such transactions are eliminated on consolidation.

Third-party interests in capital provision assets

Third-party interests in capital provision assets include the financial liability relating to third-party interests in Colorado as well as financial liabilities relating to third-party interests resulting from capital provision asset subparticipations recognized at fair value. Colorado holds a single financial asset and does not have any other business activity. Accordingly, Colorado does not meet the definition of a business, and the third-party interests in Colorado are accounted for as a collateralized borrowing rather than non-controlling interests in shareholders’ equity. Amounts included in the condensed consolidated statements of financial position represent the fair value of the third-party interests in the related capital provision assets, and the amounts included in the condensed consolidated statements of operations represent the third-party share of any gain or loss during the reporting period. Gains in the underlying capital provision asset result in increased financial liabilities to third-party interests in capital provision assets in the condensed consolidated statement of financial position and negative adjustments in the condensed consolidated statement of operations, presented as “(Less): Third-party interests in capital provision assets”. Conversely, losses in the underlying capital provision asset result in decreased financial liabilities to third-party interests in capital provision assets in the condensed consolidated statement of financial position and positive adjustments in the condensed consolidated statement of operations, presented as “Plus: Third-party interests in capital provision assets”.

Reclassifications

Certain reclassifications of the amounts for the prior period have been made to conform to the presentation of the current period, such as incorporating the “Legacy asset recovery incentive compensation including accruals” line item into the “Long-term incentive compensation including accruals” line item within the condensed consolidated statements of operations and moving the legacy asset recovery incentive compensation payable out of the “Other liabilities” line item into the “Long-term incentive compensation payable” line item within the condensed consolidated statements of financial position. In addition, we also combined the “Insurance income/(loss)” and “Services income/(loss)” line items

Burford Capital Quarterly Report September 2024    15

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(UNAUDITED)

under the “Other income/(loss)” line item within the condensed consolidated statements of operations. These reclassifications have no effect on previously reported results of operations or total shareholders’ equity.

Fair value of financial instruments

The Group’s capital provision assets meet the definition of a financial instrument under ASC 825—Financial instruments. Single case, portfolio, portfolio with equity risk and legal risk management capital provision assets meet the definition of a derivative instrument under ASC 815—Derivatives and hedging and are accounted for at fair value. The Group has elected the fair value option for the Group’s joint ventures and equity method investments, due from settlement of capital provision assets, marketable securities and financial liabilities relating to third-party interests in capital provision assets to provide a consistent fair value measurement approach for all capital provision related activity. Such election is irrevocable and is applied to financial instruments on an individual basis at initial recognition.

Financial instruments are recorded at fair value. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date under current market conditions.

Fair value hierarchy

US GAAP establishes a hierarchical disclosure framework that prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of financial instrument, the characteristics specific to the financial instrument and the state of the marketplace, including the existence and transparency of transactions between market participants. Financial instruments with readily available quoted prices in active markets generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Financial instruments measured and reported at fair value are classified and disclosed based on the observability of inputs used in the determination of fair values as follows:

▪	Level 1—quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date
▪	Level 2—inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
▪	Level 3—unobservable inputs for the asset or liability

All transfers into and out of these levels are recognized as if they have taken place at the beginning of each reporting period.

Valuation processes

The Group’s senior professionals are responsible for developing the policies and procedures for fair value measurement of assets and liabilities. Following origination and at each reporting date, the movements in the values of assets and liabilities are required to be reassessed in accordance with the Group’s accounting policies. For this analysis, the reasonableness of material estimates and assumptions underlying the valuation is discussed and the major inputs applied are verified by comparing the information in the valuation computation to contracts, asset status and progress information and other relevant documents.

Valuation methodology for Level 1 assets and liabilities

Level 1 assets and liabilities are comprised of listed instruments, including equities, fixed income securities and investment funds. All Level 1 assets and liabilities are valued at the quoted market price at the reporting date.

Valuation methodology for Level 2 assets and liabilities

Level 2 assets and liabilities are comprised of debt and equity securities that are not actively traded and are valued at the last quoted or traded price at the reporting date, provided there is evidence that the price is not assessed as significantly stale so as to warrant a Level 3 classification.

16    Burford Capital Quarterly Report September 2024

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(unaudited)

Valuation methodology for Level 3 assets and liabilities

Fair value represents the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date under current market conditions.

The methods and procedures to determine fair value of assets and liabilities may include, among others, (i) obtaining information provided by third parties when available, (ii) obtaining valuation-related information from the issuers or counterparties (or their respective advisors), (iii) performing comparisons of comparable or similar assets or liabilities, as applicable, (iv) calculating the present value of future cash flows, (v) assessing other analytical data and information relating to the asset or liability, as applicable, that is an indication of value, (vi) evaluating financial information provided by or otherwise available with respect to the counterparties or other relevant entities and (vii) entering into a market transaction with an arm’s-length counterparty.

The material estimates and assumptions used in the analyses of fair value include the status and risk profile of the underlying asset or liability and, as applicable, the timing and expected amount of cash flows based on the structure and agreement of the asset or liability, the appropriateness of any discount rates used and the timing of, and estimated minimum proceeds from, a favorable outcome. Discount rates and a discounted cash flow basis for estimating fair value are applied to assets and liabilities measured at fair value, as applicable, most notably the Group’s capital provision assets. Significant judgment and estimation go into the assumptions that underlie the analyses, and the actual values realized with respect to assets or liabilities, as applicable, could be materially different from values obtained based on the use of those estimates.

Capital provision assets are fair valued using an income approach. The income approach estimates fair value based on estimated, risk-adjusted future cash flows, using a discount rate to reflect the funding risk of deploying capital for financing capital provision assets. The income approach requires management to make a series of assumptions, such as discount rate, the timing and amount of both expected cash inflows and additional financings and a risk-adjustment factor reflecting the uncertainty inherent in the cash flows primarily driven by litigation risk, which changes as a result of observable litigation events. These assumptions are considered Level 3 inputs.

A cash flow forecast is developed for each capital provision asset based on the anticipated financing commitments, damages or settlement estimates and the Group’s contractual entitlement. Cash flow forecasts incorporate management’s assumptions related to creditworthiness of the counterparty and collectability. In cases where cash flows are denominated in a foreign currency, forecasts are developed in the applicable foreign currency and translated to US dollars.

Capital provision assets are recorded at initial fair value, which is equivalent to the initial transaction price for a given capital provision asset, based on an assessment that it is an arm’s-length transaction between independent third parties and an orderly transaction between market participants. Using the cash flow forecast and a discount rate, an appropriate risk-adjustment factor is calculated to be applied to the forecast cash inflows to calibrate the valuation model to the initial transaction price. Each reporting period, the cash flow forecast is updated based on the best available information on damages or settlement estimates and it is determined whether there has been an objective event in the underlying litigation process, which would change the litigation risk and thus the risk-adjustment factor associated with the capital provision asset. The risk-adjustment factor as adjusted for any objective events in the underlying litigation process is referred to as the adjusted risk premium. For example, assume the risk premium at inception is calculated to be 65%, which is held constant until there is a milestone event. Assuming there is a favorable trial court ruling one year later for which the applicable milestone factor is 50%, then the risk premium would be adjusted to 32.5%, effectively releasing 50% of the original 65% risk premium haircut that was applied. Conversely, assuming there is a negative event one year later for which the applicable milestone factor is (50)%, then the risk premium would be adjusted to 82.5%, effectively closing the gap between the original risk premium of 65% and 100% by 50%. These objective events could include, among others:

▪	A significant positive ruling or other objective event prior to any trial court judgment
▪	A favorable trial court judgment
▪	A favorable judgment on the first appeal
▪	The exhaustion of as-of-right appeals

Burford Capital Quarterly Report September 2024    17

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(UNAUDITED)

▪	In arbitration cases, where there are limited opportunities for appeal, issuance of a tribunal award
▪	An objective negative event at various stages in the litigation process

Each reporting period, the updated risk-adjusted cash flow forecast is discounted at the then current discount rate to measure fair value. See note 11 (Fair value of assets and liabilities) for additional information.

In a small number of instances, the Group has the benefit of a secondary sale of a portion of an asset or liability. When this occurs, the market evidence is factored into the valuation process to maximize the use of relevant observable inputs. Secondary sales are evaluated for relevance, including whether such transactions are orderly, and weight is attributed to the market price accordingly, which may include calibrating the valuation model to observed market price.

The Company may, from time to time, become the owner of 100% of the property rights associated with a litigation chose in action, whether through purchase, assignment or otherwise. When that occurs in a manner that is final and effective without the prospect of rescission, the Company will evaluate the appropriate accounting treatment for such an occurrence, although it is unlikely that the Company’s typical approach to capital provisions assets will be available and an existing capital provision asset may need to be derecognized. Should derecognition of an existing capital provision asset occur, the then fair value of the capital provision asset may need to be expensed, and income only recognized from the claim upon resolution of the litigation when that gain is realized or realizable. During the three months ended March 31, 2024, the Company had entered into an agreement that, if it ultimately becomes final and effective without the prospect of rescission, which is neither assured nor likely to occur within the next twelve months, would result in the Company becoming the 100% owner of choses in action related to a current capital provision asset with deployments of $109.6 million at September 30, 2024 and a fair value materially in excess of that amount. The capital provision asset remains recorded at fair value at September 30, 2024.

Recently issued or adopted accounting pronouncements

In March 2024, the SEC adopted final rules under SEC Release No. 33-11275 and No. 34-99678, The Enhancement and Standardization of Climate-Related Disclosures for Investors (the “Final Rules”), which will require registrants to provide certain climate-related information in their registration statements and annual reports. The Final Rules will require, among other things, certain disclosures in the Group’s audited consolidated financial statements related to severe weather events and other natural conditions, subject to certain thresholds, as well as information related to carbon offsets and renewable energy credits. The financial statement disclosure requirements of the Final Rules will begin phasing in for the Group for the fiscal year ending December 31, 2025. In April 2024, the SEC stayed the effectiveness of the Final Rules. The Group is currently evaluating the impact of the Final Rules on its consolidated financial statements.

3. Supplemental cash flow data

The tables below set forth supplemental information with respect to the cash inflows and outflows for capital provision-direct and capital provision-indirect assets for the periods indicated.

	Nine months ended September 30, 2024
	Capital provision-	Capital provision-
($ in thousands)	direct assets	indirect assets	Total
Proceeds from capital provision assets	646,392	122,456	768,848
Increase/(decrease) in payable for capital provision assets	139	-	139
Funding of capital provision assets	(332,788)	(68,106)	(400,894)

	Nine months ended September 30, 2023
	Capital provision-	Capital provision-
($ in thousands)	direct assets	indirect assets	Total
Proceeds from capital provision assets	380,935	59,219	440,154
Increase/(decrease) in payable for capital provision assets	6,564	-	6,564
Funding of capital provision assets	(401,215)	(145,051)	(546,266)

Capital provision-direct assets represent those assets for which the Group has provided financing directly to a client or to finance a principal position in a legal finance asset. BOF-C is included in capital provision-direct assets because the Group does not invest any capital in BOF-C.

18    Burford Capital Quarterly Report September 2024

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(unaudited)

Capital provision-indirect assets represent those assets for which the Group’s capital is provided through a private fund as a limited partner contribution. For the nine months ended September 30, 2024 and 2023, deployments in capital provision-indirect assets related solely to those assets held through the Advantage Fund.

4. Income taxes

The Company qualifies for exemption from income tax in Guernsey under the Income Tax (Exempt Bodies) (Guernsey) Ordinance, 1989, as amended. This exemption has to be applied for annually and has been applied for, and granted, with respect to the year ending December 31, 2024.

The Company’s operating subsidiaries in Australia, Ireland, Singapore, the United Kingdom and the United States are subject to taxation in such jurisdictions as determined in accordance with relevant tax legislation. In certain cases, an operating subsidiary of the Company may elect a transaction structure that could be subject to income tax in a country related to the transaction creating the capital provision asset.

The effective tax rates were 7% and 0% for the three months ended September 30, 2024 and 2023, respectively, and 9% and 3% for the nine months ended September 30, 2024 and 2023, respectively. The variability in the effective tax rate from period to period reflects the differing realization of income and losses, and the differing tax rates at which such income and losses are taxed, in Guernsey and other jurisdictions. For the three and nine months ended September 30, 2024, the effective tax rate reflects the blended nature of the Company’s capital provision assets and activities in the jurisdictions where the Group operates. Another significant factor in the determination of the effective tax rate is the change in the valuation allowance for the deferred tax asset arising from currently nondeductible interest expense and net operating losses.

The table below sets forth the gross deferred tax assets and liabilities, valuation allowance and net deferred tax liabilities at the dates indicated.

($ in thousands)	September 30, 2024	December 31, 2023
Gross deferred tax assets	71,207	60,195
Gross deferred tax liabilities	(89,757)	(90,955)
Valuation allowance	(30,950)	(19,252)
Net deferred tax liabilities	(49,500)	(50,012)

The valuation allowance primarily relates to currently nondeductible interest expense and foreign net operating loss carryforwards. The Company has performed an assessment of positive and negative evidence, including the nature, frequency and severity of cumulative financial reporting losses in recent years, the future reversal of existing temporary differences, predictability of future taxable income exclusive of reversing temporary differences of the character necessary to realize the tax assets, relevant carryforward periods, taxable income in carryback periods if carryback is permitted under applicable tax laws and prudent and feasible tax planning strategies that would be implemented, if necessary, to protect against the loss of the deferred tax assets that would otherwise expire. Although realization is not assured, based on the Company’s assessment, the Company has concluded that it is more likely than not that the remaining gross deferred tax assets will be realized and, as such, no additional valuation allowance has been provided.

5. Segment reporting

There are two reportable segments, which reflect how the chief operating decision maker allocates resources and assesses performance: (i) capital provision, which comprises provision of capital to the legal industry or in connection with legal matters, both directly and through investment in the Group’s private funds; and (ii) asset management and other services, which includes the provision of services to the legal industry, including litigation insurance. Other corporate includes certain operating and non-operating activities that are not used internally to measure and evaluate the performance of the reportable segments.

Burford Capital Quarterly Report September 2024    19

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(UNAUDITED)

The tables below set forth certain information with respect to the Group’s reportable segments for the periods indicated.

	Three months ended September 30, 2024
					Reconciliation
		Asset		Total	Adjustment for
	Capital	management and	Other	segments	third-party	Total
($ in thousands)	provision	other services	corporate	(Burford-only)	interests(1)	consolidated
Capital provision income/(loss)	204,961	-	-	204,961	66,027	270,988
Plus/(Less): Third-party interests in capital provision assets	-	-	-	-	(35,152)	(35,152)
Asset management income/(loss)*	-	11,110	-	11,110	(7,963)	3,147
Marketable securities income/(loss) and bank interest	-	-	7,988	7,988	169	8,157
Other income/(loss)*	-	1,974	-	1,974	-	1,974
Total revenues*	204,961	13,084	7,988	226,033	23,081	249,114

Operating expenses	42,184	1,611	2,216	46,011	882	46,893

Other expenses
Finance costs	33,956	605	(162)	34,399	-	34,399
Foreign currency transactions (gains)/losses	-	-	(1,488)	(1,488)	(22)	(1,510)
Total other expenses	33,956	605	(1,650)	32,911	(22)	32,889

Income/(loss) before income taxes	128,821	10,868	7,422	147,111	22,221	169,332
*Includes the following revenue from contracts with customers for services transferred over time	-	11,038	-	11,038	(7,963)	3,075
1.

Adjusted for third-party interests in non-wholly owned consolidated entities, which included BOF-C, the Advantage Fund, Colorado and several other entities in which the Company holds investments and there is a third-party partner in, or owner of, those entities.

	Three months ended September 30, 2023
					Reconciliation
		Asset		Total	Adjustment for
	Capital	management and	Other	segments	third-party	Total
($ in thousands)	provision	other services	corporate	(Burford-only)	interests(1)	consolidated
Capital provision income/(loss)	324,995	-	-	324,995	179,518	504,513
Plus/(Less): Third-party interests in capital provision assets	-	-	-	-	(140,412)	(140,412)
Asset management income/(loss)*	-	16,141	-	16,141	(14,265)	1,876
Marketable securities income/(loss) and bank interest	-	-	1,725	1,725	19	1,744
Other income/(loss)*	-	1,152	-	1,152	-	1,152
Total revenues*	324,995	17,293	1,725	344,013	24,860	368,873

Operating expenses	42,422	5,783	4,596	52,801	267	53,068

Other expenses
Finance costs	28,493	403	117	29,013	-	29,013
Foreign currency transactions (gains)/losses	-	-	(9,812)	(9,812)	1	(9,811)
Total other expenses	28,493	403	(9,695)	19,201	1	19,202

Income/(loss) before income taxes	254,080	11,107	6,824	272,011	24,592	296,603
*Includes the following revenue from contracts with customers for services transferred over time	-	17,293	-	17,293	(14,265)	3,028
1.

Adjusted for third-party interests in non-wholly owned consolidated entities, which included BOF-C, the Advantage Fund, Colorado and several other entities in which the Company holds investments and there is a third-party partner in, or owner of, those entities. Prior to its liquidation in the fourth quarter of 2023, such non-wholly owned consolidated entities included the Strategic Value Fund.

20    Burford Capital Quarterly Report September 2024

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(unaudited)

	Nine months ended September 30, 2024
					Reconciliation
		Asset		Total	Adjustment for
	Capital	management and	Other	segments	third-party	Total
($ in thousands)	provision	other services	corporate	(Burford-only)	interests(1)	consolidated
Capital provision income/(loss)	342,224	-	-	342,224	127,270	469,494
Plus/(Less): Third-party interests in capital provision assets	-	-	-	-	(46,640)	(46,640)
Asset management income/(loss)*	-	29,270	-	29,270	(22,616)	6,654
Marketable securities income/(loss) and bank interest	-	-	20,686	20,686	360	21,046
Other income/(loss)*	-	2,508	-	2,508	-	2,508
Total revenues*	342,224	31,778	20,686	394,688	58,374	453,062

Operating expenses	86,664	11,077	15,236	112,977	2,205	115,182

Other expenses
Finance costs	97,851	1,678	1,903	101,432	-	101,432
Foreign currency transactions (gains)/losses	-	-	(934)	(934)	(17)	(951)
Total other expenses	97,851	1,678	969	100,498	(17)	100,481

Income/(loss) before income taxes	157,709	19,023	4,481	181,213	56,186	237,399
*Includes the following revenue from contracts with customers for services transferred over time	-	29,415	-	29,415	(22,616)	6,799
1.

Adjusted for third-party interests in non-wholly owned consolidated entities, which included BOF-C, the Advantage Fund, Colorado and several other entities in which the Company holds investments and there is a third-party partner in, or owner of, those entities.

	Nine months ended September 30, 2023
					Reconciliation
		Asset		Total	Adjustment for
	Capital	management and	Other	segments	third-party	Total
($ in thousands)	provision	other services	corporate	(Burford-only)	interests(1)	consolidated
Capital provision income/(loss)	676,402	-	-	676,402	339,711	1,016,113
Plus/(Less): Third-party interests in capital provision assets	-	-	-	-	(235,944)	(235,944)
Asset management income/(loss)*	-	41,182	-	41,182	(35,415)	5,767
Marketable securities income/(loss) and bank interest	-	-	6,309	6,309	50	6,359
Other income/(loss)*	-	2,034	-	2,034	-	2,034
Total revenues*	676,402	43,216	6,309	725,927	68,402	794,329

Operating expenses	115,643	19,354	15,380	150,377	622	150,999

Other expenses
Finance costs	67,289	1,296	2,105	70,690	-	70,690
Foreign currency transactions (gains)/losses	-	-	(21,117)	(21,117)	(32)	(21,149)
Total other expenses	67,289	1,296	(19,012)	49,573	(32)	49,541

Income/(loss) before income taxes	493,470	22,566	9,941	525,977	67,812	593,789
*Includes the following revenue from contracts with customers for services transferred over time	-	43,216	-	43,216	(35,415)	7,801
1.

Adjusted for third-party interests in non-wholly owned consolidated entities, which included BOF-C, the Advantage Fund, Colorado and several other entities in which the Company holds investments and there is a third-party partner in, or owner of, those entities. Prior to its liquidation in the fourth quarter of 2023, such non-wholly owned consolidated entities included the Strategic Value Fund.

The table below sets forth the Group’s total assets by reportable segment at the dates indicated.

					Reconciliation
		Asset		Total	Adjustment for
	Capital	management and	Other	segments	third-party	Total
($ in thousands)	provision	other services	corporate	(Burford-only)	interests(1)	consolidated
Total assets at September 30, 2024	4,493,665	77,058	87,409	4,658,132	1,616,770	6,274,902
Total assets at December 31, 2023	4,025,920	74,591	115,353	4,215,864	1,621,530	5,837,394
1.	Adjusted for third-party interests in non-wholly owned consolidated entities, which included BOF-C, the Advantage Fund, Colorado and several other entities in which the Company holds investments and there is a third-party partner in, or owner of, those entities.

Burford Capital Quarterly Report September 2024    21

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(UNAUDITED)

6. Capital provision assets

Capital provision assets are financial instruments that relate to the provision of capital in connection with legal finance. Capital provision-direct assets represent those assets for which the Group has provided financing directly to a client or to finance a principal position in a legal finance asset. BOF-C is included in capital provision-direct assets because the Group does not invest any capital in BOF-C. Capital provision-indirect assets represent those assets for which the Group’s capital is provided through a private fund as a limited partner contribution. For the three and nine months ended September 30, 2024 and 2023, deployments in capital provision-indirect assets related solely to those assets held through the Advantage Fund.

The table below sets forth the changes in capital provision assets at the beginning and end of the relevant reporting periods.

	Three months ended September 30,		Nine months ended September 30,
($ in thousands)	2024	2023	2024	2023
At beginning of period	5,238,633	4,407,888	5,045,388	3,735,556
Deployments	98,150	101,947	400,894	546,266
Realizations	(254,165)	(108,737)	(559,019)	(394,633)
Income/(loss) for the period	266,759	501,611	467,461	1,009,368
Foreign exchange gains/(losses)	6,923	(8,061)	1,576	(1,909)
At end of period	5,356,300	4,894,648	5,356,300	4,894,648

Capital provision-direct assets at end of period	5,118,343	4,668,827	5,118,343	4,668,827
Capital provision-indirect assets at end of period	237,957	225,821	237,957	225,821
Total capital provision assets at end of period	5,356,300	4,894,648	5,356,300	4,894,648

Unrealized fair value at end of period	2,978,426	2,525,576	2,978,426	2,525,576

The table below sets forth the components of the capital provision income/(loss) for the periods indicated.

	Three months ended September 30,		Nine months ended September 30,
($ in thousands)	2024	2023	2024	2023
Net realized gains/(losses)	86,940	37,566	262,273	171,331
Fair value adjustment during the period, net of previously recognized unrealized gains/(losses) transferred to realized gains/(losses)	179,819	464,045	205,188	838,037
Income/(loss) on capital provision assets	266,759	501,611	467,461	1,009,368
Net income/(loss) on due from settlement of capital provision assets	6,244	-	8,815	(1)
Net gains/(losses) on financial liabilities at fair value through profit or loss	(2,583)	-	(2,583)	-
Foreign exchange gains/(losses)	568	2,902	(4,199)	6,746
Total capital provision income/(loss) as reported in the condensed consolidated statements of operations	270,988	504,513	469,494	1,016,113

Foreign exchange differences arising from capital provision assets denominated in a currency other than the functional currency of the entity in which such capital provision assets are held are recognized in “Capital provision income/(loss)” in the condensed consolidated statements of operations. All other foreign exchange translation differences arising from capital provision assets held by non-US dollar functional currency entities are recognized in “Other comprehensive income/(loss)” in the condensed consolidated statements of comprehensive income/(loss). The currency of the primary economic environment in which the Group’s entity operates is referred to as the “functional currency” of the Group’s entity.

On a consolidated basis, the capital provision-indirect assets represent legal finance assets in the Advantage Fund and, prior to its liquidation in the fourth quarter of 2023, equity securities and related claims in the Strategic Value Fund.

22    Burford Capital Quarterly Report September 2024

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(unaudited)

7. Due from settlement of capital provision assets

Amounts due from settlement of capital provision assets relate to the realization of capital provision assets that have successfully concluded and where there is no longer any litigation risk remaining. The settlement terms and timing of realizations vary by capital provision asset. The majority of due from settlement balances are received shortly after the respective period ends in which the capital provision assets have concluded, and all settlement balances are generally expected to be received within 12 months after the capital provision assets have concluded.

The table below sets forth the changes in due from settlement of capital provision assets and the breakdown between current and non-current due from settlement of capital provision assets at the beginning and end of the relevant reporting periods.

	Three months ended September 30,		Nine months ended September 30,
($ in thousands)	2024	2023	2024	2023
At beginning of period	199,997	94,391	265,540	116,582
Transfer of realizations from capital provision assets	254,165	108,737	559,019	394,633
Net realized gains/(losses)(1)	-	-	-	(11,330)
Unrealized gains/(losses) on due from settlement of capital provision assets, net of previously recognized unrealized gains/(losses) transferred to realized gains/(losses)	-	-	-	11,329
Other income/(loss)	6,244	-	8,815	-
Proceeds from capital provision assets	(395,943)	(132,147)	(768,848)	(440,154)
Foreign exchange gains/(losses)	26	303	(37)	224
At end of period	64,489	71,284	64,489	71,284

Current assets	50,690	66,114	50,690	66,114
Non-current assets	13,799	5,170	13,799	5,170
Total due from settlement of capital provision assets	64,489	71,284	64,489	71,284
1.	The net realized loss of $11.3 million represents the realization of a previously recognized $11.3 million unrealized loss as described in the 2023 Annual Report. The net impact for the three and nine months ended September 30, 2023 is $1,000 reported as net loss on due from settlement of capital provision assets in note 6 (Capital provision assets).

8. Asset management income

The table below sets forth the components of the asset management income for the periods indicated.

	Three months ended September 30,		Nine months ended September 30,
($ in thousands)	2024	2023	2024	2023
Management fee income	1,647	1,876	5,154	5,767
Performance fee income	1,500	-	1,500	-
Total asset management income	3,147	1,876	6,654	5,767

9. Long-term incentive compensation payable

The amounts for the three and nine months ended September 30, 2023 have been reclassified to incorporate the “Legacy asset recovery incentive compensation including accruals” line item into the “Long-term incentive compensation including accruals” line item. See note 2 (Summary of significant accounting policies—Reclassifications) to the Group’s condensed consolidated financial statements for additional information.

The table below sets forth the changes in the long-term incentive compensation payable at the beginning and end of the relevant reporting periods.

	Three months ended September 30,		Nine months ended September 30,
($ in thousands)	2024	2023	2024	2023
At beginning of period	193,009	95,210	183,134	71,412
Long-term incentive compensation including accruals	18,559	24,273	33,213	51,935
Transfer to short-term payable within general expenses payable	-	(797)	-	(1,895)
Cash paid	(3,496)	(3,156)	(8,080)	(6,867)
Foreign exchange gains/(losses)	1,394	(1,116)	1,199	(171)
At end of period	209,466	114,414	209,466	114,414

Burford Capital Quarterly Report September 2024    23

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(UNAUDITED)

10. Debt

The table below sets forth certain information with respect to the Group’s debt securities outstanding at the dates indicated. Debt securities denominated in pounds sterling have been converted to US dollars using GBP/USD exchange rates of $1.3413 and $1.2747 at September 30, 2024 and December 31, 2023, respectively.

		Outstanding at		Carrying value (at amortized cost) at		Fair value(1) at
	USD equivalent	September 30,	September 30,
	face value	2024 (in local	2024	September 30,	December 31,	September 30,	December 31,
($ in thousands)	at issuance	currency)	(in USD)	2024	2023	2024	2023
Burford Capital PLC
5.000% Bonds due 2026	$ 225,803	£175,000	$ 234,728	$ 233,983	$ 222,117	$ 228,500	$ 209,048

Burford Capital Finance LLC
6.125% Bonds due 2025(2)	$ 180,000	$ 144,731	$ 144,731	$ 144,486	$ 179,432	$ 144,198	$ 175,797

Burford Capital Global Finance LLC
6.250% Senior Notes due 2028	$ 400,000	$ 400,000	$ 400,000	$ 395,603	$ 394,672	$ 399,956	$ 384,228
6.875% Senior Notes due 2030	$ 360,000	$ 360,000	$ 360,000	$ 352,629	$ 351,631	$ 361,156	$ 352,350
9.250% Senior Notes due 2031(3)	$ 675,000	$ 675,000	$ 675,000	$ 666,508	$ 386,878	$ 729,533	$ 424,568
Total debt			$ 1,814,459	$ 1,793,209	$ 1,534,730	$ 1,863,343	$ 1,545,991
1.	The Group’s outstanding indebtedness is held at amortized cost in the condensed consolidated financial statements, and these values represent the fair value equivalent amounts. The Group’s debt securities are classified as Level 2 within the fair value hierarchy.
2.	During the three and nine months ended September 30, 2024, Burford Capital Finance LLC purchased in open market transactions approximately $12.0 million and $35.3 million, respectively, of the 2025 Bonds (as defined below). See “—Purchases of 2025 Bonds” for additional information with respect to the purchases of the 2025 Bonds.
3.	On January 30, 2024, Burford Capital Global Finance LLC issued $275 million aggregate principal amount of the Additional 2031 Notes (as defined below). See “—Issuance of Additional 2031 Notes” for additional information with respect to the issuance of the 2031 Additional Notes.

The table below sets forth unamortized issuance costs of the outstanding debt securities at the dates indicated.

($ in thousands)	September 30, 2024	December 31, 2023
6.125% Bonds due 2025	245	568
5.000% Bonds due 2026	745	956
6.250% Senior Notes due 2028	4,397	5,328
6.875% Senior Notes due 2030	5,481	6,223
9.250% Senior Notes due 2031	12,793	7,932

The table below sets forth the components of total finance costs of the outstanding indebtedness for the periods indicated.

	Three months ended September 30,		Nine months ended September 30,
($ in thousands)	2024	2023	2024	2023
Debt interest expense	33,259	27,464	97,989	67,410
Debt issuance costs incurred as finance costs	1,140	1,549	3,443	3,280
Total finance costs	34,399	29,013	101,432	70,690

Description of debt securities

All of the Group’s outstanding debt securities have a fixed interest rate payable semi-annually in arrears and are unsecured, unsubordinated obligations of the respective issuer that are fully and unconditionally guaranteed by the Company and certain of its wholly owned indirect subsidiaries.

At September 30, 2024, the Group was in compliance with the covenants set forth in the respective agreements governing its debt securities.

The Company is required to provide certain information pursuant to the indentures governing the 6.250% Senior Notes due 2028 (the “2028 Notes”), the 6.875% Senior Notes due 2030 (the “2030 Notes”) and the 9.250% Senior Notes due 2031 (the Initial 2031 Notes and the Additional 2031 Notes (each, as defined below), collectively, the “2031 Notes”). The tables below set forth the total assets and third-party indebtedness at the dates indicated and total revenues for the periods indicated, in each case, of (i) the Company and its Restricted Subsidiaries (as defined in the indentures governing the 2028 Notes, the 2030 Notes and the 2031 Notes, as applicable) and (ii) the Company’s Unrestricted Subsidiaries (as defined in the indentures governing the 2028 Notes, the 2030 Notes and the 2031 Notes, as applicable).

24    Burford Capital Quarterly Report September 2024

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(unaudited)

($ in thousands)	September 30, 2024	December 31, 2023
Company and its Restricted Subsidiaries
Total assets	5,412,412	4,922,451
Third-party indebtedness	1,793,209	1,534,730

Unrestricted Subsidiaries
Total assets	862,490	914,943
Third-party indebtedness	-	-

	Three months ended September 30,		Nine months ended September 30,
($ in thousands)	2024	2023	2024	2023
Company and its Restricted Subsidiaries
Total revenues	225,843	343,383	394,612	724,806

Unrestricted Subsidiaries
Total revenues	23,271	25,490	58,450	69,523

Issuance of Additional 2031 Notes

On January 30, 2024, Burford Capital Global Finance LLC, a wholly owned indirect subsidiary of the Company, issued $275 million aggregate principal amount of additional 9.250% Senior Notes due 2031 (the “Additional 2031 Notes”) at an offering price equal to 103.625% of the principal amount thereof, plus accrued interest from January 1, 2024. The Additional 2031 Notes were issued as “Additional Notes” under the indenture governing the $400 million aggregate principal amount of the 9.250% Senior Notes due 2031 (the “Initial 2031 Notes”), have identical terms to the Initial 2031 Notes (other than with respect to the date of issuance, the issue price and the first interest payment date) and are treated as a single class for all purposes under the indenture governing the Initial 2031 Notes.

Purchases of 2025 Bonds

During the three months ended September 30, 2024, Burford Capital Finance LLC, a wholly owned indirect subsidiary of the Company, purchased in open market transactions and cancelled approximately $12.0 million in aggregate principal amount of the 6.125% bonds due 2025 (the “2025 Bonds”), which resulted in a gain on early extinguishment of debt of $0.04 million.

During the nine months ended September 30, 2024, Burford Capital Finance LLC, a wholly owned indirect subsidiary of the Company, purchased in open market transactions and cancelled approximately $35.3 million in aggregate principal amount of the 2025 Bonds, which resulted in a gain on early extinguishment of debt of $0.2 million.

Burford Capital Quarterly Report September 2024    25

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(UNAUDITED)

11. Fair value of assets and liabilities

The tables below set forth the fair value of financial instruments grouped by the fair value level at the dates indicated.

	September 30, 2024
($ in thousands)	Level 1	Level 2	Level 3	Total
Assets:
Capital provision assets
Derivative financial assets
Single case	-	-	1,141,457	1,141,457
Portfolio	-	-	3,032,796	3,032,796
Portfolio with equity risk	-	-	54,294	54,294
Legal risk management	-	-	6,712	6,712
Non-derivative financial assets
Joint ventures and equity method investments	-	-	175,484	175,484
Single case with equity risk	9,748	-	-	9,748
Assets of consolidated investment companies
Core legal finance (BOF-C)	12,487	-	685,365	697,852
Lower risk legal finance (Advantage Fund)	-	-	237,957	237,957
Due from settlement of capital provision assets	-	-	64,489	64,489
Marketable securities
Government securities	-	21,069	-	21,069
Corporate bonds	-	33,122	-	33,122
Asset-backed securities	-	2,589	-	2,589
Mutual funds	13,066	-	-	13,066
Certificates of deposit	5,955	-	-	5,955
Total assets	41,256	56,780	5,398,554	5,496,590

Liabilities:
Financial liabilities relating to third-party interests in capital provision assets	-	-	751,338	751,338
Total liabilities	-	-	751,338	751,338
Net total	41,256	56,780	4,647,216	4,745,252

	December 31, 2023
($ in thousands)	Level 1	Level 2	Level 3	Total
Assets:
Capital provision assets
Derivative financial assets
Single case	-	-	934,131	934,131
Portfolio	-	-	2,875,881	2,875,881
Portfolio with equity risk	-	-	142,659	142,659
Legal risk management	-	-	3,523	3,523
Non-derivative financial assets
Joint ventures and equity method investments	-	-	178,628	178,628
Single case with equity risk	10,051	-	-	10,051
Assets of consolidated investment companies
Core legal finance (BOF-C)	9,914	-	705,092	715,006
Lower risk legal finance (Advantage Fund)	-	-	185,509	185,509
Due from settlement of capital provision assets	-	-	265,540	265,540
Marketable securities
Government securities	8,004	14,333	-	22,337
Corporate bonds	-	53,001	-	53,001
Asset-backed securities	-	20,047	-	20,047
Mutual funds	6,529	-	-	6,529
Certificates of deposit	5,647	-	-	5,647
Total assets	40,145	87,381	5,290,963	5,418,489

Liabilities:
Financial liabilities relating to third-party interests in capital provision assets	-	-	704,196	704,196
Total liabilities	-	-	704,196	704,196
Net total	40,145	87,381	4,586,767	4,714,293

26    Burford Capital Quarterly Report September 2024

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(unaudited)

The Group has elected the fair value option for the Group’s joint ventures and equity method investments, due from settlement of capital provision assets, marketable securities and financial liabilities relating to third-party interests in capital provision assets to provide a consistent fair value measurement approach for all capital provision related activity. Realized gains and losses, unrealized gains and losses and interest and dividend income on these assets are recognized within total revenues and presented in the condensed consolidated statements of operations when they are earned.

The key risk and sensitivity across all the capital provision assets relate to the underlying litigation associated with each case that is underwritten and financed. The sensitivity to this Level 3 input is therefore considered to be similar across the different types of capital provision assets and is expressed as a portfolio-wide stress.

Movements in Level 3 fair value assets and liabilities

The tables below set forth the analysis of the movements in the Level 3 financial assets and liabilities for the periods indicated.

	Three months ended September 30, 2024
			Transfers			Income/(loss)	Foreign	At
	At beginning	Transfers	between			for the	exchange	end of
($ in thousands)	of period	into Level 3	types	Deployments	Realizations	period	gains/(losses)	period
Single case	1,037,687	-	-	32,327	(12,842)	80,192	4,093	1,141,457
Portfolio	2,895,744	-	-	34,212	(29,647)	130,379	2,108	3,032,796
Portfolio with equity risk	155,083	-	-	92	(117,040)	16,159	-	54,294
Legal risk management	6,087	-	-	-	-	378	247	6,712
Joint ventures and equity method investments	163,386	-	-	6,158	(38)	5,978	-	175,484
Core legal finance (BOF-C)	723,149	-	-	15,980	(69,396)	15,632	-	685,365
Lower risk legal finance (Advantage Fund)	238,561	-	-	9,381	(22,274)	12,289	-	237,957
Total capital provision assets	5,219,697	-	-	98,150	(251,237)	261,007	6,448	5,334,065
Due from settlement of capital provision assets	199,997	-	-	254,165	(395,943)	6,244	26	64,489
Total Level 3 assets	5,419,694	-	-	352,315	(647,180)	267,251	6,474	5,398,554

Financial liabilities relating to third-party interests in capital provision assets	716,178	-	-	8	-	35,152	-	751,338
Total Level 3 liabilities	716,178	-	-	8	-	35,152	-	751,338

	Three months ended September 30, 2023
			Transfers			Income/(loss)	Foreign	At
	At beginning	Transfers	between			for the	exchange	end of
($ in thousands)	of period	into Level 3	types	Deployments	Realizations	period	gains/(losses)	period
Single case	836,494	-	(403)	24,470	(49,312)	55,271	(5,444)	861,076
Portfolio	2,448,797	-	403	32,127	(28,516)	400,872	(5,058)	2,848,625
Portfolio with equity risk	122,227	-	-	61	-	(136)	-	122,152
Legal risk management	3,695	-	-	-	(944)	152	931	3,834
Joint ventures and equity method investments	164,850	-	-	989	(3,765)	8,192	2,035	172,301
Complex strategies (Strategic Value Fund)	12,657	-	-	-	(15,000)	2,343	-	-
Core legal finance (BOF-C)	610,254	-	-	12,042	(6,625)	23,017	-	638,688
Lower risk legal finance (Advantage Fund)	187,788	-	-	32,258	(4,575)	10,350	-	225,821
Total capital provision assets	4,386,762	-	-	101,947	(108,737)	500,061	(7,536)	4,872,497
Due from settlement of capital provision assets	94,391	-	-	108,737	(132,147)	-	303	71,284
Total Level 3 assets	4,481,153	-	-	210,684	(240,884)	500,061	(7,233)	4,943,781

Financial liabilities relating to third-party interests in capital provision assets	520,735	-	-	190	-	140,412	-	661,337
Total Level 3 liabilities	520,735	-	-	190	-	140,412	-	661,337

Burford Capital Quarterly Report September 2024    27

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(UNAUDITED)

	Nine months ended September 30, 2024
			Transfers			Income/(loss)	Foreign	At
	At beginning	Transfers	between			for the	exchange	end of
($ in thousands)	of period	into Level 3	types	Deployments	Realizations	period	gains/(losses)	period
Single case	934,131	-	-	158,253	(84,602)	131,564	2,111	1,141,457
Portfolio	2,875,881	-	-	95,478	(168,163)	229,295	305	3,032,796
Portfolio with equity risk	142,659	-	-	273	(117,040)	28,402	-	54,294
Legal risk management	3,523	-	-	-	-	3,062	127	6,712
Joint ventures and equity method investments	178,628	-	-	6,158	(1,229)	(7,296)	(777)	175,484
Core legal finance (BOF-C)	705,092	-	-	72,626	(141,513)	49,160	-	685,365
Lower risk legal finance (Advantage Fund)	185,509	-	-	68,106	(43,544)	27,886	-	237,957
Total capital provision assets	5,025,423	-	-	400,894	(556,091)	462,073	1,766	5,334,065
Due from settlement of capital provision assets	265,540	-	-	559,019	(768,848)	8,815	(37)	64,489
Total Level 3 assets	5,290,963	-	-	959,913	(1,324,939)	470,888	1,729	5,398,554

Financial liabilities relating to third-party interests in capital provision assets	704,196	-	-	502	-	46,640	-	751,338
Total Level 3 liabilities	704,196	-	-	502	-	46,640	-	751,338

	Nine months ended September 30, 2023
			Transfers			Income/(loss)	Foreign	At
	At beginning	Transfers	between			for the	exchange	end of
($ in thousands)	of period	into Level 3	types	Deployments	Realizations	period	gains/(losses)	period
Single case	792,745	-	(403)	82,980	(179,714)	169,350	(3,882)	861,076
Portfolio	2,022,406	-	403	218,060	(86,635)	697,339	(2,948)	2,848,625
Portfolio with equity risk	99,406	-	-	240	-	22,506	-	122,152
Legal risk management	3,201	-	-	-	(944)	588	989	3,834
Joint ventures and equity method investments	159,225	-	-	5,282	(15,532)	19,522	3,804	172,301
Complex strategies (Strategic Value Fund)	12,657	-	-	-	(15,000)	2,343	-	-
Core legal finance (BOF-C)	526,575	-	-	94,652	(52,589)	70,050	-	638,688
Lower risk legal finance (Advantage Fund)	100,596	-	-	145,052	(44,219)	24,392	-	225,821
Total capital provision assets	3,716,811	-	-	546,266	(394,633)	1,006,090	(2,037)	4,872,497
Due from settlement of capital provision assets	116,582	-	-	394,633	(440,154)	(1)	224	71,284
Total Level 3 assets	3,833,393	-	-	940,899	(834,787)	1,006,089	(1,813)	4,943,781

Financial liabilities relating to third-party interests in capital provision assets	425,205	-	-	387	(199)	235,944	-	661,337
Total Level 3 liabilities	425,205	-	-	387	(199)	235,944	-	661,337

All transfers into and out of Level 3 are recognized as if they have taken place at the beginning of each reporting period. There were no transfers into or out of Level 3 during the three and nine months ended September 30, 2024 and 2023.

Key unobservable inputs for Level 3 valuations

The Group’s valuation policy for capital provision assets provides for ranges of percentages to be applied against the risk-adjustment factor to more than 70 discrete objective litigation events across four principal different types of litigation in order to calculate the adjusted risk premium. The range for each event is ten percentage points. The Company typically marks assets at the middle of that range unless there are specific factors that cause the Group’s valuation committee to select a different point in the range and, on an exceptional basis, the Group’s valuation committee may also select a point outside the range. To decide which percentage to apply to a given asset, the Group’s valuation committee considers the kind and degree of legal, procedural or other investment-specific circumstances that may be present. See note 2 (Summary of significant accounting policies—Fair value of financial instruments) to the Group’s condensed consolidated financial statements for additional information with respect to the Group’s valuation approach.

The tables below set forth each of the key unobservable inputs used to value the Group’s capital provision assets and the applicable ranges and weighted average by relative fair value for such inputs.

28    Burford Capital Quarterly Report September 2024

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(unaudited)

($ in thousands)	September 30, 2024
Type:

Single case, portfolio, joint ventures and equity method investments, legal risk management, core legal finance (BOF-C)(1), financial liabilities relating to third-party interests in capital provision assets

Principal value technique:	Discounted cash flow
Unobservable input:	Cost	Unrealized	Fair value	Minimum	Maximum	Weighted average
Discount rate				5.0%	7.2%	6.4%
Duration(2) (years)				0.3	9.5	3.0
Adjusted risk premium				0.0%	100.0%	30.8%
Positive case milestone factor:
Significant ruling or other objective event prior to trial court judgment	178,153	107,573	285,726	5%	50%	23%
Trial court judgment or tribunal award	100,168	92,875	193,043	25%	60%	55%
Appeal judgment	60,866	66,058	126,924	69%	80%	70%
Exhaustion of as-of-right appeals	35,375	67,002	102,377	80%	80%	80%
Exhaustion of all appeals	77,788	68,481	146,269	100%	100%	100%
Asset freeze	1,833	500	2,333	4%	4%	4%
Settlement	2,694	2,461	5,155	40%	80%	52%
Portfolios with multiple factors	551,724	419,711	971,435	0%	100%	22%
Other	344	(165)	179	100%	100%	100%
Negative case milestone factor:
Significant ruling or other objective event prior to trial court judgment	21,906	(18,924)	2,982	(50)%	(60)%	(53)%
Trial court judgment or tribunal award	50,173	(28,099)	22,074	(10)%	(60)%	(58)%
Appeal judgment	7,989	(7,989)	-	(100)%	(100)%	(100)%
Portfolios with multiple factors	54,289	(24,110)	30,179	(7)%	(60)%	(34)%
No case milestone:	870,935	48,520	919,455
YPF-related assets:	67,222	1,405,729	1,472,951
	2,081,459	2,199,623	4,281,082

Type:	Lower risk legal finance (Advantage Fund)
Principal value technique:	Discounted cash flow
Unobservable input:	Cost	Unrealized	Fair value	Minimum	Maximum	Weighted average
Discount rate	205,831	32,126	237,957	11.7%	20.7%	17.5%
Duration(2) (years)				0.3	4.3	1.5

Type:	Portfolio with equity risk, core legal finance (BOF-C)(1)
Principal value technique:	Discounted cash flow
Unobservable input:	Cost	Unrealized	Fair value	Minimum	Maximum	Weighted average
Discount rate	45,741	17,947	63,688	13.7%	13.7%	13.7%
Resolution timing (years)				1.0	4.0	1.7
Conversion ratio				0.9	0.9	0.9

Type:	Due from settlement of capital provision assets
Principal value technique:	Discounted cash flow
Unobservable input:	Cost	Unrealized	Fair value	Minimum	Maximum	Weighted average
Discount rate	58,514	5,975	64,489	6.4%	6.5%	6.5%
Collection risk				0.0%	0.0%	0.0%

Level 3 assets and liabilities, net	$ 2,391,545	$ 2,255,671	$ 4,647,216

1.	Includes the proportional participation in these capital provision assets held by BOF-C.
2.	Duration refers to the expected timing of a favorable outcome. See note 2 (Summary of significant accounting policies—Fair value of financial instruments) to the Group’s condensed consolidated financial statements for additional information with respect to the valuation methodology for Level 3 assets.

Burford Capital Quarterly Report September 2024    29

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(UNAUDITED)

($ in thousands)	December 31, 2023
Type:

Single case, portfolio, joint ventures and equity method investments, legal risk management, core legal finance (BOF-C)(1), financial liabilities relating to third-party interests in capital provision assets

Principal value technique:	Discounted cash flow
Unobservable input:	Cost	Unrealized	Fair value	Minimum	Maximum	Weighted average
Discount rate				5.3%	7.3%	7.0%
Duration(2) (years)				0.5	7.2	3.4
Adjusted risk premium				0.0%	100.0%	30.2%
Positive case milestone factor:
Significant ruling or other objective event prior to trial court judgment	81,244	50,667	131,911	5%	40%	23%
Trial court judgment or tribunal award	130,529	61,175	191,704	25%	60%	54%
Appeal judgment	60,402	57,472	117,874	71%	80%	72%
Asset freeze	16,621	10,528	27,149	20%	20%	20%
Exhaustion of as-of-right appeals	34,318	61,828	96,146	80%	80%	80%
Exhaustion of all appeals	76,872	66,039	142,911	100%	100%	100%
Settlement	5,877	17,380	23,257	40%	80%	49%
Portfolios with multiple factors	498,296	405,078	903,374	1%	100%	22%
Other	338	(171)	167	100%	100%	100%
Negative case milestone factor:
Significant ruling or other objective event prior to trial court judgment	34,305	(28,057)	6,248	(10)%	(60)%	(43)%
Trial court judgment or tribunal award	41,950	(23,577)	18,373	(10)%	(60)%	(59)%
Appeal judgment	7,989	(7,989)	-	(100)%	(100)%	(100)%
Portfolios with multiple factors	29,636	(13,479)	16,157	(13)%	(60)%	(43)%
No case milestone:	865,568	55,868	921,436
YPF-related assets:	60,338	1,311,319	1,371,657
	1,944,283	2,024,081	3,968,364

Type:	Lower risk legal finance (Advantage Fund)
Principal value technique:	Discounted cash flow
Unobservable input:	Cost	Unrealized	Fair value	Minimum	Maximum	Weighted average
Discount rate	164,259	21,250	185,509	12.4%	21.4%	17.5%
Duration(2) (years)				1.0	2.7	1.9

Type:	Portfolio with equity risk, core legal finance (BOF-C)(1)
Principal value technique:	Discounted cash flow
Unobservable input:	Cost	Unrealized	Fair value	Minimum	Maximum	Weighted average
Discount rate	123,069	44,285	167,354	15.0%	15.0%	15.0%
Resolution timing (years)				0.8	4.8	1.7
Conversion ratio				2.6	2.6	2.6

Type:	Due from settlement of capital provision assets
Principal value technique:	Discounted cash flow
Unobservable input:	Cost	Unrealized	Fair value	Minimum	Maximum	Weighted average
Collection risk	265,540	-	265,540	0%	100%	0%

Level 3 assets and liabilities, net	2,497,151	2,089,616	4,586,767

1.	Includes the proportional participation in these capital provision assets held by BOF-C.
2.	Duration refers to the expected timing of a favorable outcome. See note 2 (Summary of significant accounting policies—Fair value of financial instruments) to the Group’s condensed consolidated financial statements for additional information with respect to the valuation methodology for Level 3 assets.

30    Burford Capital Quarterly Report September 2024

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(unaudited)

Sensitivity of Level 3 valuations

Following origination, the Group engages in a review of each capital provision asset’s fair value in connection with the preparation of the condensed consolidated financial statements. Should the prices of the Level 3 due from settlement of capital provision assets, capital provision assets and financial liabilities relating to third-party interests in capital provision assets have been 10% higher or lower, while all other variables remained constant, the Group’s consolidated income and net assets would have increased or decreased, respectively, by $464.7 million and $458.7 million at September 30, 2024 and December 31, 2023, respectively.

In addition, at September 30, 2024 and December 31, 2023, should interest rates have been 50 or 100 basis points lower or higher, as applicable, than the actual interest rates used in the fair value estimates, while all other variables remained constant, the Group’s consolidated income and net assets would have increased or decreased, respectively, by the following amounts.

($ in thousands)	September 30, 2024	December 31, 2023
+100 bps interest rates	(164,410)	(161,110)
+50 bps interest rates	(83,325)	(81,745)
-50 bps interest rates	84,377	82,724
-100 bps interest rates	171,101	167,944

Furthermore, at September 30, 2024 and December 31, 2023, should duration have been six or 12 months shorter or longer, as applicable, than the actual durations used in the fair value estimates, while all other variables remained constant, the Group’s consolidated income and net assets would have decreased or increased, respectively, by the following amounts.

($ in thousands)	September 30, 2024	December 31, 2023
+12 months duration(1)	(383,323)	(363,901)
+6 months duration(1)	(193,094)	(188,718)
-6 months duration(1)	198,473	203,442
-12 months duration(1)	389,672	393,248
1.	Duration refers to the expected timing of a favorable outcome. See note 2 (Summary of significant accounting policies—Fair value of financial instruments) to the Group’s condensed consolidated financial statements for additional information with respect to the valuation methodology for Level 3 assets.

The sensitivity impact has been provided on a pre-tax basis for both the Group’s consolidated income and net assets as the Group considers the fluctuation in its effective tax rate from period to period could indicate changes in sensitivity not driven by the valuation that are difficult to follow and detract from the comparability of this information.

Reasonably possible alternative assumptions

The determination of fair value for capital provision assets, due from settlement of capital provision assets and financial liabilities relating to third-party interests in capital provision assets involves significant judgments and estimates. While the potential range of outcomes for the assets is wide, the Group’s fair value estimation is its best assessment of the current fair value of each asset or liability, as applicable. Such estimate is inherently subjective, being based largely on an assessment of how individual events have changed the possible outcomes of the asset or liability, as applicable, and their relative probabilities and hence the extent to which the fair value has altered. The aggregate of the fair values selected falls within a wide range of reasonably possible estimates. In the Group’s opinion, there is no useful alternative valuation that would better quantify the market risk inherent in the portfolio and there are no inputs or variables to which the values of the assets are correlated other than interest rates which impact the discount rates applied.

12. Variable interest entities

Consolidated VIEs

Pursuant to US GAAP consolidation guidance, the Group consolidates certain VIEs for which it is considered the primary beneficiary, either directly or indirectly, through a consolidated entity or affiliate. See note 2 (Summary of significant accounting policies—Consolidation) to the Group’s condensed consolidated financial statements for additional information with respect to the Group’s consolidation.

Consolidated VIEs include entities relating to the Group’s private funds (e.g., BOF-C, the Advantage Fund and, prior to its liquidation in the fourth quarter of 2023, the Strategic Value Fund), investment vehicles for sale and resale of the participation interests (e.g., Colorado) and acquisition of interests in secured promissory notes (e.g., Mellor Investments LLC, formerly known as Forest Hills Investments LLC).

Burford Capital Quarterly Report September 2024    31

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(UNAUDITED)

The purpose of the private funds is to provide strategy-specific investment opportunities for investors in exchange for management-based and performance-based fees. The investment strategies of the private funds differ by product, but the fundamental risks are similar.

Colorado is an exempted company established to receive a portion of the Group’s interest in the YPF-related Petersen claims and provide a vehicle for the sale and resale of the participation interests.

The Group, together with BCIM Partners III, LP and COLP, acquired interest in certain secured promissory notes through Mellor Investments LLC. The secured promissory notes are legal finance investments with proceeds payable out of two underlying litigation matters. This structure provides for the sharing of the economics, interest payments and settlement cash flows among the Group, BCIM Partners III, LP and COLP.

The Group provides revolving credit facilities to certain of its private funds for capital calls as required. These revolving credit facilities are entirely discretionary insofar as the Group is not obligated to fund under the revolving credit facilities. There were no amounts outstanding under the revolving credit facilities at September 30, 2024 and December 31, 2023, respectively.

The table below sets forth total assets and liabilities of the consolidated VIEs at the dates indicated.

($ in thousands)	September 30, 2024	December 31, 2023
Total assets	1,866,232	1,865,344
Total liabilities	(6,435)	(4,716)

The table below sets forth total revenues and certain information relating to cash flows of the consolidated VIEs for the periods indicated.

	Three months ended September 30,		Nine months ended September 30,
($ in thousands)	2024	2023	2024	2023
Total revenues	65,322	240,498	119,820	376,830

Cash flows
Proceeds	92,286	13,647	265,941	112,876
(Funding)	(25,541)	(47,020)	(141,392)	(242,424)

Cash balance at period end	17,839	14,171	17,839	14,171

Unconsolidated VIEs

The Group’s maximum exposure to loss from the unconsolidated VIEs is the sum of capital provision assets, fee receivables, accrued income and loans to the unconsolidated VIEs. The table below sets forth the Group’s maximum exposure to loss from the unconsolidated VIEs at the dates indicated.

($ in thousands)	September 30, 2024	December 31, 2023
On-balance sheet exposure	26,067	22,426
Off-balance sheet exposure - undrawn commitments	2,324	2,768
Maximum exposure to loss	28,392	25,194

13. Earnings per ordinary share

Basic earnings per ordinary share is computed by dividing net income/(loss) attributable to Burford Capital Limited shareholders by the weighted average number of ordinary shares issued and outstanding during the period. Diluted earnings per ordinary share reflects the assumed conversion of all dilutive securities, including, when applicable, RSUs. There were 368,444 and 562,392 potential ordinary shares related to the Company’s share-based awards excluded from diluted weighted average ordinary shares for the three and nine months ended September 30, 2024, respectively, and 242,028 and 303,612 potential ordinary shares related to the Company’s share-based awards excluded from diluted weighted average ordinary shares for the three and nine months ended September 30, 2023, respectively, as their inclusion would have had an anti-dilutive effect.

32    Burford Capital Quarterly Report September 2024

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(unaudited)

The table below sets forth the computation for basic and diluted net income/(loss) attributable to Burford Capital Limited shareholders per ordinary share for the periods indicated.

	Three months ended September 30,		Nine months ended September 30,
($ in thousands, except share data)	2024	2023	2024	2023

Net income/(loss) attributable to Burford Capital Limited shareholders	135,643	272,542	159,452	510,427

Net income/(loss) attributable to Burford Capital Limited shareholders per ordinary share
Basic	0.62	1.24	0.73	2.33
Diluted	0.61	1.22	0.71	2.29

Weighted average ordinary shares outstanding
Basic	219,412,841	218,934,153	219,171,076	218,838,080
Dilutive effect of share-based awards	4,151,012	3,953,222	4,306,650	3,704,559
Diluted	223,563,853	222,887,375	223,477,726	222,542,639

14. Financial commitments and contingent liabilities

Commitments to financing arrangements

As a normal part of its business, the Group routinely enters into financing agreements that may require the Group to provide continuing financing over time, whereas other financing agreements provide for immediate financing of the total commitment. The terms of the former type of financing agreements vary widely—e.g., in cases of discretionary commitments, the Group is not contractually obligated to advance capital and generally would not suffer adverse financial consequences from not doing so and, therefore, has broad discretion as to each incremental financing of a continuing capital provision asset, while in cases of definitive commitments, the Group is contractually obligated to advance incremental capital and failure to do so would typically result in adverse contractual consequences (such as a dilution in the Group’s returns or the loss of the Group’s deployed capital in a case).

The Group’s commitments are capped at a fixed amount in its financing agreements. In addition, at September 30, 2024 and December 31, 2023, the Group had exposure to assets where the Group provided some form of legal risk arrangement pursuant to which the Group does not generally expect to deploy the full committed capital unless there is a failure of the claim, such as providing an indemnity for adverse legal costs. The table below sets forth the components of undrawn commitments at the dates indicated (assuming the GBP/USD exchange rate of 1.3413 and 1.2747 at September 30, 2024 and December 31, 2023, respectively).

($ in thousands)	September 30, 2024	December 31, 2023
Definitive	931,730	768,311
Discretionary	1,011,019	977,733
Total legal finance undrawn commitments	1,942,749	1,746,044
Legal risk (definitive)	44,451	55,583
Total capital provision-direct undrawn commitments	1,987,200	1,801,627
Capital provision-indirect undrawn commitments	3,479	71,662
Total capital provision undrawn commitments	1,990,679	1,873,289

Litigation

Given the nature of the Group’s business, the Group may from time to time receive claims against it or be subject to inbound litigation. Having considered the legal merits of any relevant claims or progressed litigation and having received relevant legal advice (including any legal advice from external advisers), the Group considers there to be no material contingent liability in respect of any such litigation requiring disclosure in the condensed consolidated financial statements.

Burford Capital Quarterly Report September 2024    33

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(UNAUDITED)

15. Related party transactions

The Group has interests in joint ventures and equity method investments. See note 17 (Joint ventures and equity method investments) to the Group’s consolidated financial statements in the 2023 Annual Report for additional information with respect to the balances held with joint ventures and equity method investments.

The table below sets forth the fundings and proceeds from joint ventures and equity method investments for the periods indicated.

	Three months ended September 30,		Nine months ended September 30,
($ in thousands)	2024	2023	2024	2023
Fundings of joint ventures and equity method investments	4,265	998	7,874	5,283
Proceeds from joint ventures and equity method investments	48	409	2,940	15,532

16. Credit risk from financial instruments

The Group is exposed to credit risk in various asset structures that are set forth in note 2 (Summary of significant accounting policies) to the Group’s consolidated financial statements in the 2023 Annual Report, most of which involve financing sums recoverable only out of successful capital provision assets with a concomitant risk of loss of deployed cost. Upon becoming contractually entitled to proceeds, depending on the structure of the particular capital provision asset, the Group could be a creditor of, and subject to direct or indirect credit risk from, a claimant, a defendant and/or other parties, or a combination thereof. Moreover, the Group may be indirectly subject to credit risk to the extent a defendant does not pay a claimant immediately, notwithstanding successful adjudication of a claim in the claimant’s favor. The Group’s credit risk is uncertain given that its entitlement pursuant to its assets is generally not established until a successful resolution of claims, and its potential credit risk is mitigated by the diversity of its counterparties and indirect creditors, and due to a judgment creditor (in contrast to a conventional debtholder and in the absence of an actual bankruptcy of the counterparty) having immediate and unfettered rights of action to, for example, seize assets and garnish cash flows. The Group is also exposed to credit risk in respect of the cash and cash equivalents and marketable securities. The credit risk of the cash and cash equivalents is mitigated as all cash is placed with reputable banks with a sound credit rating or highly liquid government money market funds. Marketable securities primarily consist of government securities with original maturities longer than three months when purchased, investment grade corporate bonds, asset-backed securities and mutual funds, all of which can be redeemed on short notice or be sold on an active trading market.

The maximum credit risk exposure represented by cash, cash equivalents, marketable securities, due from settlement of capital provision assets and capital provision assets is specified in the condensed consolidated statements of financial position.

In addition, the Group is exposed to credit risk on financial assets and receivables in other assets, all of which are held at amortized cost. The maximum credit exposure for such amounts was the carrying value of $22.7 million and $17.8 million at September 30, 2024 and December 31, 2023, respectively. The Group reviews the lifetime expected credit loss based on historical collection performance, the specific provisions of any settlement agreement and a forward-looking assessment of macroeconomic factors. Based on this review, the Group has not identified any material expected credit loss relating to the financial assets held at amortized cost. The Group recognized no impairment for the three and nine months ended September 30, 2024 and 2023.

The Group is not exposed to concentration of credit risk from a particular region or customer.

17. Subsequent events

There have been no events since September 30, 2024 to the date of this Quarterly Report that require recognition or disclosure in the condensed consolidated financial statements.

34    Burford Capital Quarterly Report September 2024

Operating and financial review and prospects

The following discussion and analysis of our operating and financial review and prospects should be read in conjunction with our condensed consolidated financial statements and the accompanying notes thereto contained elsewhere in this Quarterly Report. Certain information contained in the following discussion and analysis includes forward-looking statements that involve known and unknown risks, uncertainties and other factors. See “Forward-looking statements”.

The following discussion and analysis also contain a discussion of certain unaudited APMs (as defined below) and non-GAAP financial measures that are used by management to monitor our financial position and results of operations. These APMs and non-GAAP financial measures are supplemental and should not be considered in isolation from, as substitutes for, or superior to, our condensed consolidated financial position or results of operations as reported under US GAAP. See “—Basis of presentation of financial information” and “—Reconciliations” for additional information with respect to APMs and non-GAAP financial measures and the applicable reconciliations.

Economic and market conditions

Our portfolio returns are driven by judicial activity, and we believe these returns are generally uncorrelated to market conditions or the performance of the overall economy. The most direct impact of economic and market conditions on our business is in relation to our cost of debt and ease of access to corporate debt capital markets, as well as movements in market rates that cause adjustments to the discount rates applied in the fair value of our assets and impact our quarterly revenue recognition in accordance with US GAAP. We believe we continue to maintain healthy access to corporate debt capital markets, supported by a credit rating from S&P that was upgraded in the third quarter 2024 and a positive rating outlook status from Moody’s at the date of this Quarterly Report. Overall, we believe our business model is particularly resilient to economic and market cycles due to the nature of the assets that drive our revenues and cash flow.

More broadly, economic conditions can have an impact on the amount and type of litigation that we may consider financing. For example, increased rates of corporate insolvencies can lead to opportunities to finance litigation relating to or arising out of insolvencies and bankruptcies; higher interest rates or other forms of economic stress can cause businesses to act illegally (such as to conspire to fix prices), leading to financeable claims; and pressure from shareholders and markets can lead to the commission of securities fraud and other such acts, again leading to financeable claims.

See “Risk factors—Risks relating to our business and industry—We are subject to credit risk relating to our various legal finance assets that could adversely affect our business, financial position, results of operations and/or liquidity” and “Risk factors—Risks relating to our business and industry—Legal, political and economic uncertainty surrounding the effects, severity and duration of public health threats (such as the Covid-19 pandemic) could adversely affect our business, financial position, results of operations and/or liquidity” in the 2023 Annual Report.

Covid-19

Court systems and other forms of adjudication have returned to functionality in the aftermath of the Covid-19 pandemic. In general, court activity has continued to work through the backlog caused by the Covid-19 pandemic and, during the nine months ended September 30, 2024, we have observed continuing portfolio activity. Nevertheless, some court systems continue to face backlogs, delaying adjudication. In jurisdictions with court backlogs, the impetus to file new litigation may be diminished, unless there is an approaching limitation period. Inevitably, some of our matters (and thus our cash realizations from them) in jurisdictions impacted by court backlogs have been slowed by these dynamics. Delay in matters, however, is often profitable for us, as many of our assets have time-based terms that increase our returns as time passes, so we consider these delays to be deferral of income rather than its permanent diminution. We have not seen the discontinuance of any matters.

See “Risk factors—Risks relating to our business and industry—Legal, political and economic uncertainty surrounding the effects, severity and duration of public health threats could adversely affect our business, financial position, results of operations and/or liquidity” in the 2023 Annual Report.

Inflation

The effect of inflation on our revenues is mitigated to a significant extent by a number of factors, including the high returns generated by capital provision-direct assets and their relatively short weighted average lives. Furthermore, inflationary increases in legal case fees and expenses can increase the size of commitments, deployments and damages sought. However, because returns on most of our assets are at least partially based upon a multiple of those fees and expenses, our returns on successful cases should also increase in such circumstances. To the degree that inflation drives higher interest rates and to the extent that pre- and post-judgment interest rates in a particular jurisdiction are

Burford Capital Quarterly Report September 2024    35

tied to market interest rates, higher inflation would result in increases in awards by the relevant courts. The effect of inflation on our expenses would predominantly be through employee costs, which represent the majority of our operating expenses, although a significant portion of compensation-related expenses are performance-based. Our principal finance costs are represented by interest expenses associated with our outstanding debt securities, though these are fixed coupon and non-adjustable, irrespective of the rate of inflation.

Party solvency

Litigation outcomes stand apart from the remainder of the conventional credit universe because they do not arise as a result of a contractual relationship between the judgment debtor and creditor, unlike essentially all other forms of credit obligation. Thus, for example, for a debtholder to recover on a defaulted debt, there are many steps typically involving notice, a cure period and usually a subsequent judicial or insolvency proceeding that will generally sweep in other creditors, resulting in a meaningful risk of the debt being impaired or compromised. By contrast, a judgment creditor has immediate and unfettered rights of action to, for example, seize assets and garnish cash flows.

The ultimate payor in much of our litigation is either (i) a government or a state-owned entity, (ii) an insurer or (iii) a large company in an industry less likely to be rendered insolvent by economic disruption associated with increases in interest rates. To the extent that parties in our matters do become insolvent, the impact of a party’s insolvency on pending litigation is difficult to predict and is not only case specific, but also dependent on the insolvency process in the country in issue. For example, in the United States, entry into a corporate restructuring via Chapter 11 of the US Bankruptcy Code does not eliminate litigation claims but is likely to delay them, whereas in countries that proceed directly to liquidation, a pending claim is more likely to be settled at a lower value than might have been the case had the party remained solvent. In general, however, other than in insolvencies where there is no recovery for anyone but secured creditors, we would still expect to see a recovery, but that recovery is likely to be delayed and could well be reduced in size during the restructuring or liquidation process.

Higher interest rates also present the risk that parties may become insolvent, which could impact the timing and quantum of litigation realizations.

As our portfolio has evolved, a much larger portion of our assets are related to large companies or law firms with low insolvency risk or in asset purchases where counterparty risk is not a factor. In a significant number of our assets, we are a secured creditor with respect to the litigation we are financing, and the litigation is a valuable contingent asset, the recovery of which is in the best interest of the counterparty’s stakeholders. As a result, it is unlikely that the financial distress or insolvency of one of our counterparties would interfere with the continued progress of the litigation matter.

Other items

There were no material developments with respect to, or changes from, our disclosure in the 2023 Annual Report relating to the international sanctions on Russian businesses and individuals and the conflict in Israel and Gaza.

Basis of presentation of financial information

We report our condensed consolidated financial statements at September 30, 2024 and December 31, 2023 and for the three and nine months ended September 30, 2024 and 2023 contained in this Quarterly Report in accordance with US GAAP. Our condensed consolidated financial statements are presented in US dollars.

Non-GAAP financial measures relating to our business structure

US GAAP requires us to present financial statements that consolidate some of the limited partner interests in private funds we manage as well as assets held on our balance sheet where we have a partner or minority investor. See note 12 (Variable interest entities) to our condensed consolidated financial statements for additional information. We refer to this presentation as “consolidated”. We strive to provide a view of Burford as a stand-alone business (i.e., eliminating the impact of these private funds) by furnishing information on a non-GAAP basis that eliminates the effect of this consolidation. We refer to this presentation as “Burford-only”. In addition, we strive to provide supplemental information that presents the totality of our legal finance activities by furnishing information on a non-GAAP basis that reflects the contribution of both our consolidated and non-consolidated private funds. We refer to this presentation as “Group-wide”.

To that end, throughout this Quarterly Report, we refer to our business as follows:

▪	Consolidated
Refers to assets, liabilities and activities that include those third-party interests, partially owned subsidiaries and special purpose vehicles that we are required to consolidate under US GAAP. At the date of this Quarterly

36    Burford Capital Quarterly Report September 2024

Report, the major entities where there is also a third-party partner in, or owner of, those entities include BOF-C, the Advantage Fund, Colorado and several other entities in which we hold investments where there is also a third-party partner in, or owner of, those entities.
▪	Burford-only
Refers to assets, liabilities and activities that pertain only to Burford on a proprietary basis, excluding any third-party interests and the portions of jointly owned entities owned by others.
▪	Group-wide
Refers to the totality of assets managed by Burford, including those portions of the private funds owned by third parties and including private funds that are not consolidated within Burford’s condensed consolidated financial statements. Group-wide is therefore the sum of Burford-only and non-controlling interests in consolidated and non-consolidated private funds. Group-wide does not include third-party interests in capital provision assets, the economics of which have been sold to those third parties, and which do not meet the criteria to be recognized as a sale under US GAAP. This includes the third-party interests in Colorado and other capital provision asset subparticipations.

We use Burford-only and Group-wide financial measures, which are calculated and presented using methodologies other than in accordance with US GAAP, to supplement analysis and discussion of our condensed consolidated financial statements. We believe that the presentation of Burford-only financial measures is consistent with how management measures and assesses the performance of our reportable segments, which are evaluated by management on a Burford-only basis, and that it provides valuable and useful information to investors to aid in understanding our performance in addition to our condensed consolidated financial statements prepared in accordance with US GAAP by eliminating the effect of the consolidation of some of the limited partner interests in our private funds we manage as well as assets held on our balance sheet where we have a partner or minority investor. We believe that the presentation of Group-wide financial measures, including Group-wide information on our capital provision assets and undrawn commitments, is useful to investors because they convey the scale of our existing (in the case of Group-wide capital provision assets) and potential future (in the case of Group-wide undrawn commitments) business and the performance of all legal finance assets originated by us. Although we do not receive all of the returns of our private funds, we do receive management and performance fees as part of our income. Further, we believe that Group-wide portfolio metrics, including the performance of our private funds, are important measures by which to assess our ability to attract additional capital and to grow our business, whether directly or through private funds. These non-GAAP financial measures should not be considered in isolation from, as a substitute for, or superior to, financial measures calculated in accordance with US GAAP. See “—Reconciliations” for the reconciliations of these non-GAAP financial measures to our condensed consolidated financial statements prepared in accordance with US GAAP.

APMs and non-GAAP financial measures relating to our operating and financial performance

APMs

This Quarterly Report presents certain unaudited alternative performance measures (the “APMs”). The APMs are presented because (i) we use them to monitor our financial position and results of operations and/or (ii) we believe they are useful to investors, securities analysts and other interested parties. The APMs, as defined by us, may not be comparable to similarly titled measures as presented by other companies due to differences in the way the APMs are calculated. Even though the APMs are used to assess our financial position and results of operations, and these types of measures are commonly used by investors, they have important limitations as analytical tools and should not be considered in isolation from, as substitutes for, or superior to, our condensed consolidated financial position or results of operations prepared in accordance with US GAAP. Consistent with how management assesses Burford’s business, we also present certain of these APMs on a (i) consolidated basis, (ii) Burford-only basis and (iii) Group-wide basis.

The presentation of the APMs is for informational purposes only and does not purport to present what our actual financial position or results of operations would have been, nor does it project our financial position at any future date or our results of operations for any future period. The presentation of the APMs is based on information available at the date of this Quarterly Report and certain assumptions and estimates that we believe are reasonable. Several of the APMs measure certain performance of our assets to the end of the period and include concluded and partially concluded assets (as defined below).

In discussing cash returns and performance of our asset management business, we refer to several alternative performance measures as set forth below:

▪	Assets under management Consistent with our status as an SEC-registered investment adviser, we report publicly on our asset

Burford Capital Quarterly Report September 2024    37

management business on the basis of US regulatory assets under management (“AUM”). AUM, as we report it, means the fair value of the capital invested in private funds and individual capital vehicles plus the capital that we are entitled to call from investors in those private funds and vehicles pursuant to the terms of their respective capital commitments to those private funds and vehicles. Our AUM differs from our private funds’ contribution to our Group-wide portfolio, which consists of deployed cost, fair value adjustments and undrawn commitments made on the legal finance assets those private funds have financed.
▪	Concluded and partially concluded assets
A legal finance asset is “concluded” for our purposes when there is no longer any litigation risk remaining. We use the term to encompass (i) entirely concluded legal finance assets where we have received all proceeds to which we are entitled (net of any entirely concluded losses), (ii) partially concluded legal finance assets where we have received some proceeds (for example, from a settlement with one party in a multi-party case) but where the case is continuing with the possibility of receiving additional proceeds and (iii) legal finance assets where the underlying litigation has been resolved and there is a promise to pay proceeds in the future (for example, in a settlement that is to be paid over time).
▪	Deployed cost Deployed cost is the amount of financing we have provided for an asset at the applicable point in time.

For purposes of calculating returns, we must consider how to allocate the costs associated with an asset in the event of a partial conclusion. Our approach to cost allocation depends on the type of asset:

o	When single case assets have partial resolutions along the way without the entire case being resolved, most commonly because one party settles and the remaining part(y)/(ies) continue to litigate, we report the partial resolution when agreed as a partial realization and allocate a portion of the deployed cost to the partial resolution depending on the significance of the settling party to the overall claim.
o	In portfolio assets when a case (or part of a case) resolves or generates cash proceeds, we report the partial resolution when agreed as a partial realization and allocate a portion of the deployed cost to the resolution. The allocation depends on the structure of the individual portfolio arrangement and the significance of the resolution to the overall portfolio, but it is in essence a method that mimics the way an investor would allocate cost basis across a portfolio of security purchases.
▪	Commitment
A commitment is the amount of financing we agree to provide for a legal finance asset. Commitments can be definitive (requiring us to provide financing on a schedule or, more often, when certain expenses are incurred) or discretionary (allowing us to provide financing after reviewing and approving a future matter). Unless otherwise indicated, commitments include deployed cost and undrawn commitments.
▪	Internal rate of return
Internal rate of return (“IRR”) is a discount rate that makes the net present value of a series of cash flows equal to zero and is expressed as a percentage figure. We compute IRR on concluded (including partially concluded) legal finance assets by treating that entire portfolio (or, when noted, a subset thereof) as one undifferentiated pool of capital and measuring actual and, if necessary, estimated inflows and outflows from that pool, allocating costs appropriately. IRRs do not include unrealized gains or losses.
▪	Return on invested capital
Return on invested capital (“ROIC”) from a concluded asset is the absolute amount of realizations from such asset in excess of the amount of expenditure incurred in financing such asset divided by the amount of expenditure incurred, expressed as a percentage figure. ROIC is a measure of our ability to generate absolute returns on our assets. Some industry participants express returns on a multiple of invested capital (“MOIC”) instead of a ROIC basis. MOIC includes the return of capital and, therefore, is 1x higher than ROIC. In other words, 70% ROIC is the same as 1.70x MOIC.
▪	Weighted average life
Weighted average life (“WAL”) of one of our legal finance assets represents the average length of time from deployment and/or cash outlay until we receive a cash realization (actual or, if necessary, estimated) from that asset weighted by the amount of that realization or deployment, as applicable. In other words, WAL is how long our asset is outstanding on average.

Unlike our IRR and ROIC calculations, using the aggregate cash flows from the portfolio in making our portfolio level computations will not readily work with WAL computations because our funded assets are originated in different timeframes. Instead, in calculating a portfolio WAL, we compute a weighted average of the individual

38    Burford Capital Quarterly Report September 2024

asset WALs. In doing this, we weight the individual WALs by the costs deployed on the asset and also, as a separate calculation, by the amount of realizations on the individual assets.

Non-GAAP financial measures

In addition to these measures of cash returns and performance of our asset management business, we also refer to cash receipts, tangible book value attributable to Burford Capital Limited and tangible book value attributable to Burford Capital Limited per ordinary share, which are non-GAAP financial measures:

▪	Cash receipts
Cash receipts represent cash generated during the reporting period from our capital provision assets, asset management income and certain other items, before any deployments into financing existing or new assets.

Cash receipts are a non-GAAP financial measure and should not be considered in isolation from, as a substitute for, or superior to, financial measures calculated in accordance with US GAAP. The most directly comparable measure calculated in accordance with US GAAP is proceeds from capital provision assets as set forth in our condensed consolidated statements of cash flows. We believe that cash receipts are an important measure of our operating and financial performance and are useful to management and investors when assessing the performance of our Burford-only capital provision assets. See “—Reconciliations—Cash receipts reconciliations” for a reconciliation of cash receipts to proceeds from capital provision assets, the most comparable measure calculated in accordance with US GAAP.

▪	Tangible book value attributable to Burford Capital Limited and tangible book value attributable to Burford Capital Limited per ordinary share

Tangible book value attributable to Burford Capital Limited is calculated by subtracting intangible assets (such as goodwill) from total Burford Capital Limited equity. Tangible book value attributable to Burford Capital Limited per ordinary share is calculated by dividing tangible book value attributable to Burford Capital Limited by the total number of outstanding ordinary shares.

Each of tangible book value attributable to Burford Capital Limited and tangible book value attributable to Burford Capital Limited per ordinary share is a non-GAAP financial measure and should not be considered in isolation from, as a substitute for, or superior to, financial measures calculated in accordance with US GAAP. The most directly comparable measure calculated in accordance with US GAAP is total Burford Capital Limited equity as set forth in our condensed consolidated statements of financial position. We believe that tangible book value attributable to Burford Capital Limited per ordinary share is an important measure of our financial condition and is useful to management and investors when assessing capital adequacy and our ability to generate earnings on tangible equity invested by our shareholders. See “—Reconciliations—Tangible book value attributable to Burford Capital Limited per ordinary share reconciliations” for a reconciliation of tangible book value attributable to Burford Capital Limited per ordinary share to total Burford Capital Limited equity, the most comparable measure calculated in accordance with US GAAP.

Burford Capital Quarterly Report September 2024    39

Results of operations and financial position

Set forth below is a discussion of our condensed consolidated results of operations for the three and nine months ended September 30, 2024 and 2023 and our condensed consolidated financial position at September 30, 2024 and December 31, 2023, in each case, on a consolidated basis, unless noted otherwise.

Statements of operations for the three and nine months ended September 30, 2024 as compared to the three and nine months ended September 30, 2023

Overview

The table below sets forth a summary of our condensed consolidated statements of operations for the periods indicated.

Consolidated (GAAP)	Three months ended September 30,				Nine months ended September 30,
($ in thousands)	2024	2023	Change	% Change	2024	2023	Change	% Change
Total revenues	249,114	368,873	(119,759)	(32)%	453,062	794,329	(341,267)	(43)%
Total operating expenses	46,893	53,068	(6,175)	(12)%	115,182	150,999	(35,817)	(24)%
Operating income/(loss)	202,221	315,805	(113,584)	(36)%	337,880	643,330	(305,450)	(47)%

Total other expenses	32,889	19,202	13,687	71%	100,481	49,541	50,940	103%
Income/(loss) before income taxes	169,332	296,603	(127,271)	(43)%	237,399	593,789	(356,390)	(60)%

(Provision for)/benefit from income taxes	(11,468)	531	(11,999)	NM	(21,761)	(15,550)	(6,211)	40%
Net income/(loss)	157,864	297,134	(139,270)	(47)%	215,638	578,239	(362,601)	(63)%

Net income/(loss) attributable to non-controlling interests	22,221	24,592	(2,371)	(10)%	56,186	67,812	(11,626)	(17)%
Net income/(loss) attributable to Burford Capital Limited shareholders	135,643	272,542	(136,899)	(50)%	159,452	510,427	(350,975)	(69)%

Note: “NM” denotes not meaningful. Changes from negative to positive amounts and positive to negative amounts, increases or decreases from zero and changes greater than 700% are not considered meaningful.

For the three months ended September 30, 2024, total revenues decreased period-over-period primarily due to the absence of a large fair value increase in capital provision income for the YPF-related assets, which occurred in the three months ended September 30, 2023, arising from the September 2023 Final Judgment (as defined below). However, realizations increased period-to-period, resulting in a 131% increase in net realized gains to $86.9 million for the three months ended September 3, 2024. The decrease in total revenues was partially offset by a period-over-period decrease in operating expenses primarily due to a decrease in compensation-related accruals. The net result was $135.6 million in net income attributable to Burford Capital Limited shareholders for the three months ended September 30, 2024 as compared to net income of $272.5 million for the three months ended September 30, 2023.

For the nine months ended September 30, 2024, total revenues decreased period-over-period primarily due to the absence of large fair value increases in capital provision income for the YPF-related assets, which occurred during the nine months ended September 30, 2023, arising from two separate milestone events, the March 2023 Ruling (as defined below) and the September 2023 Final Judgment. However, realizations increased period-to-period, resulting in a 53% increase in net realized gains to $262.3 million for the nine months ended September 3, 2024. The decrease in total revenues was partially offset by a period-over-period decrease in operating expenses primarily due to a decrease in compensation-related accruals. The net result was $159.5 million in net income attributable to Burford Capital Limited shareholders for the nine months ended September 30, 2024 as compared to net income of $510.4 million for the nine months ended September 30, 2023.

40    Burford Capital Quarterly Report September 2024

Revenues

The table below sets forth the components of our total revenues for the periods indicated.

Consolidated (GAAP)	Three months ended September 30,				Nine months ended September 30,
($ in thousands)	2024	2023	Change	% Change	2024	2023	Change	% Change
Capital provision income/(loss)	270,988	504,513	(233,525)	(46)%	469,494	1,016,113	(546,619)	(54)%
Plus/(Less): Third-party interests in capital provision assets	(35,152)	(140,412)	105,260	(75)%	(46,640)	(235,944)	189,304	(80)%
Asset management income/(loss)	3,147	1,876	1,271	68%	6,654	5,767	887	15%
Marketable securities income/(loss) and bank interest	8,157	1,744	6,413	368%	21,046	6,359	14,687	231%
Other income/(loss)	1,974	1,152	822	71%	2,508	2,034	474	23%
Total revenues	249,114	368,873	(119,759)	(32)%	453,062	794,329	(341,267)	(43)%

Capital provision income/(loss)

Three months ended September 30, 2024 as compared to three months ended September 30, 2023

Capital provision income decreased 46% to $271.0 million for the three months ended September 30, 2024 as compared to $504.5 million for the three months ended September 30, 2023. The period-over-period change in capital provision income is predominantly attributable to the decrease in fair value adjustments partially offset by an increase in net realized gains as further discussed below.

The table below sets forth the components of our capital provision income for the periods indicated.

Consolidated (GAAP)	Three months ended September 30,
($ in thousands)	2024	2023	Change	% Change
Net realized gains/(losses)	86,940	37,566	49,374	131%
Fair value adjustment during the period, net of previously recognized unrealized gains/(losses) transferred to realized gains/(losses)	179,819	464,045	(284,226)	(61)%
Foreign exchange gains/(losses)	568	2,902	(2,334)	(80)%
Other	3,661	-	3,661	NM
Total capital provision income/(loss)	270,988	504,513	(233,525)	(46)%

For the three months ended September 30, 2024, net realized gains were $86.9 million, comprising $92.2 million of gross realized gains, offset by gross realized losses of $5.3 million. For the three months ended September 30, 2023, net realized gains were $37.6 million, comprising $53.2 million of gross realized gains, offset by gross realized losses of $15.6 million. The 131% increase in net realized gains is largely impacted by a partial realization of one asset, a global antitrust portfolio, that generated $58.5 million of realized gains during the three months ended September 30, 2024. Overall, net realized gains resulted from $254.2 million in realizations for the three months ended September 30, 2024 as compared to $108.7 million in realizations for the three months ended September 30, 2023.

Fair value adjustments, net of previously recognized unrealized gains/(losses) transferred to realized gains/(losses), are affected by a number of factors, including changes in discount rate, duration and litigation risk premium, the reversal of previously recognized unrealized gains and their associated transfer to realized gains upon conclusion of an asset and actual performance of assets as they pass through case milestones. All of those factors contributed to fair value adjustments of $179.8 million for the three months ended September 30, 2024. This is a decrease in fair value adjustments compared period-over-period, in which the September 2023 Final Judgment milestone event on the YPF-related assets accounted for $417.9 million of the $464.0 million of fair value adjustments for the three months ended September 30, 2023.

As part of our fair value methodology, we discount the expected future cash flows of our legal finance assets. Given changes in market interest rates, the weighted average discount rate decreased by 89 basis points to 6.4% at

Burford Capital Quarterly Report September 2024    41

September 30, 2024 from 7.3% at June 30, 2024 and, in isolation, resulted in higher net present values. As an indication of the impact, the fair value of the capital provision assets had a sensitivity of a $171.1 million increase in capital provision income for an assumed decrease of 100 basis points in discount rates at September 30, 2024. The sensitivity figure is a point in time calculation at September 30, 2024 and therefore an approximation of the impact the change in discount rates would have had on capital provision income.

Fair value is also impacted by changes in the adjusted risk premium, which marginally increased to 30.8% at September 30, 2024 from 30.7% at June 30, 2024. This metric is a risk adjustment (haircut) applied to the potential proceeds due to us in the event of a successful litigation outcome and is intended to reflect the remaining litigation risk. The impact of the addition of newly acquired or originated capital provision assets during the period (which generally have higher risk premiums at the start of the capital provision asset’s life) was largely offset by net favorable developments across the rest of the portfolio.

Nine months ended September 30, 2024 as compared to nine months ended September 30, 2023

Capital provision income decreased 54% to $469.5 million for the nine months ended September 30, 2024 as compared to $1,016.1 million for the nine months ended September 30, 2023. The period-over-period change in capital provision income is predominantly attributable to a decrease in fair value adjustments as further discussed below.

The table below sets forth the components of our capital provision income for the periods indicated.

Consolidated (GAAP)	Nine months ended September 30,
($ in thousands)	2024	2023	Change	% Change
Net realized gains/(losses)	262,273	171,331	90,942	53%
Fair value adjustment during the period, net of previously recognized unrealized gains/(losses) transferred to realized gains/(losses)	205,188	838,037	(632,849)	(76)%
Foreign exchange gains/(losses)	(4,199)	6,746	(10,945)	NM
Other	6,232	(1)	6,233	NM
Total capital provision income/(loss)	469,494	1,016,113	(546,619)	(54)%

For the nine months ended September 30, 2024, net realized gains were $262.3 million, comprising $293.5 million of gross realized gains, offset by gross realized losses of $31.2 million. For the nine months ended September 30, 2023, net realized gains were $171.3 million, comprising $214.4 million of gross realized gains, offset by gross realized losses of $43.1 million. The increase in net realized gains is largely impacted by a partial realization of one asset, a global antitrust portfolio, that generated $58.5 million of realized gains during the nine months ended September 30, 2024. Overall, net realized gains resulted from $559.0 million in realizations for the nine months ended September 30, 2024 as compared to $394.6 million in realizations for the nine months ended September 30, 2023.

Fair value adjustments, net of previously recognized unrealized gains/(losses) transferred to realized gains/(losses), are affected by a number of factors, including changes in discount rate, duration and litigation risk premium, the reversal of previously recognized unrealized gains and their associated transfer to realized gains upon conclusion of an asset and actual performance of assets as they pass through case milestones. All of those factors contributed to fair value adjustments of $205.2 million for the nine months ended September 30, 2024. This is a decrease in fair value adjustments compared period-over-period, in which the March 2023 Ruling and September 2023 Final Judgment milestone events on the YPF-related assets accounted for $695.2 million of the $838.0 million of fair value adjustments for the nine months ended September 30, 2023.

As part of our fair value methodology, we discount the expected future cash flows of our legal finance assets. Given changes in market interest rates, the weighted average discount rate decreased by 55 basis points to 6.4% at September 30, 2024 from 7.0% at December 31, 2023 and, in isolation, resulted in higher net present values. As an indication of the impact, the fair value of the capital provision assets had a sensitivity of a $84.4 million increase in capital provision income for an assumed decrease of 50 basis points in discount rates at September 30, 2024. The sensitivity figure is a point in time calculation at September 30, 2024 and therefore an approximation of the impact the change in discount rates would have had on capital provision income.

Fair value is also impacted by changes in the adjusted risk premium, which increased to 30.8% at September 30, 2024 from 30.2% at December 31, 2023. This metric is a risk adjustment (haircut) applied to the potential proceeds due to us in the event of a successful litigation outcome and is intended to reflect the remaining litigation risk. The impact of the addition of newly acquired or originated capital provision assets during the period (which generally have higher risk premiums at the start of the capital provision asset’s life) was largely offset by net favorable developments across the rest of the portfolio.

42    Burford Capital Quarterly Report September 2024

Plus/(Less): Third-party interests in capital provision assets

Third-party interests in capital provision assets were a reduction in capital provision income of $35.2 million for the three months ended September 30, 2024 as compared to a reduction in capital provision income of $140.4 million for the three months ended September 30, 2023. The financial liability relating to Colorado increased during the three months ended September 30, 2024 driven mostly by decreasing discount rates, which was reflected as a reduction of $34.5 million to capital provision income. The lower reduction period-over-period was due to the absence in the three months ended September 30, 2024 of a large fair value increase in the YPF-related assets which accounted for $140.7 million of the impact in the three months ended September 30, 2023.

Third-party interests in capital provision assets were a reduction in capital provision income of $46.6 million for the nine months ended September 30, 2024 as compared to a reduction in capital provision income of $235.9 million for the nine months ended September 30, 2023. The financial liability relating to Colorado increased during the nine months ended September 30, 2024 driven mostly by decreasing discount rates, which was reflected as a reduction of $47.3 million to capital provision income. The lower reduction period-over-period was due to the absence in the nine months ended September 30, 2024 of large fair value increases in the YPF-related assets which accounted for $235.7 million of the impact in the nine months ended September 30, 2023.

Asset management income/(loss)

Asset management income increased 68% to $3.1 million and 15% to $6.7 million for the three and nine months ended September 30, 2024, respectively, as compared to $1.9 million and $5.8 million for the three and nine months ended September 30, 2023, respectively, primarily due to higher performance fee income earned during the respective periods. The timing of the recognition of performance fees is variable as they are recognized when a reliable estimate of the performance fees can be made, and it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The maturity and the terms of the applicable distribution waterfall for each of our private funds impacts this timing. As BOF-C is a consolidated entity, asset management income from this private fund is eliminated on a consolidated basis. See “—Asset management” for a discussion of our asset management income on a Burford-only basis.

Marketable securities income/(loss) and bank interest

Marketable securities income and bank interest increased 368% to $8.2 million for the three months ended September 30, 2024 as compared to $1.7 million for the three months ended September 30, 2023. Marketable securities income and bank interest increased 231% to $21.0 million for the nine months ended September 30, 2024 as compared to $6.4 million for the nine months ended September 30, 2023. The increase in each of the three and nine months ended September 30, 2024 is driven by higher income from our cash and cash equivalents primarily due to larger average balances in addition to higher interest rates throughout the three and nine months ended September 30, 2024 as compared to the three and nine months ended September 30, 2023.

Other income/(loss)

Other income was $2.0 million and $2.5 million for the three and nine months ended September 30, 2024, respectively, which remained relatively flat, as compared to $1.2 million and $2.0 million for the three and nine months ended September 30, 2023, respectively.

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Operating expenses

The table below sets forth the components of our total operating expenses for the periods indicated.

Consolidated (GAAP)	Three months ended September 30,				Nine months ended September 30,
($ in thousands)	2024	2023	Change	% Change	2024	2023	Change	% Change
Salaries and benefits	10,231	10,852	(621)	(6)%	29,648	34,053	(4,405)	(13)%
Annual incentive compensation	4,792	4,715	77	2%	14,503	15,781	(1,278)	(8)%
Share-based compensation	3,046	3,291	(245)	(7)%	10,262	9,968	294	3%
Long-term incentive compensation including accruals	18,559	24,273	(5,714)	(24)%	33,213	51,935	(18,722)	(36)%
Total compensation and benefits	36,628	43,131	(6,503)	(15)%	87,626	111,737	(24,111)	(22)%
General, administrative and other	9,330	6,276	3,054	49%	24,522	25,089	(567)	(2)%
Case-related expenditures ineligible for inclusion in asset cost	935	3,661	(2,726)	(74)%	3,034	14,173	(11,139)	(79)%
Total operating expenses	46,893	53,068	(6,175)	(12)%	115,182	150,999	(35,817)	(24)%

Total operating expenses decreased 12% to $46.9 million for the three months ended September 30, 2024 as compared to $53.1 million for the three months ended September 30, 2023. The decrease was driven primarily by lower fair value driven compensation-related accruals and lower case-related expenditures ineligible for inclusion in asset cost due to the resolution of certain assets in 2023, partially offset by higher general, administrative and other expenses, mainly due to higher legal and professional fees incurred in the three months ended September 30, 2024.

Total operating expenses decreased 24% to $115.2 million for the nine months ended September 30, 2024 as compared to $151.0 million for the nine months ended September 30, 2023. The decrease was driven primarily by lower fair value driven compensation-related accruals and significantly lower case-related expenditures ineligible for inclusion in asset cost due to the resolution of certain assets in 2023.

The amounts for the prior period have been reclassified to incorporate the “Legacy asset recovery incentive compensation including accruals” line item into the “Long-term incentive compensation including accruals” line item within the condensed consolidated statements of operations. The legacy asset recovery arrangement is nearing completion and is no longer expected to be a significant component of incentive compensation expense. See note 2 (Summary of significant accounting policies—Reclassifications) to our condensed consolidated statements for additional information.

The decrease in long-term incentive compensation including accruals in the three and nine months ended September 30, 2024 was primarily attributable to the absence (i) in the three months ended September 30, 2024 of a large fair value increase in the YPF-related assets as a result of the September 2023 Final Judgment and (ii) in the nine months ended September 30, 2024 of large fair value increases in the YPF-related assets as a result of the March 2023 Ruling and the September 2023 Final Judgment.

Case-related expenditures ineligible for inclusion in asset cost significantly decreased in the three and nine months ended September 30, 2024, reflecting a decrease in the level of expenses and instances where we incur legal or other related expenses that are directly attributable to a capital provision asset but that do not form part of the deployed amount under a capital provision agreement, such as when we bear incremental legal expenses in cases. Examples of such expenses include fees paid to third parties when our management has sought its own legal advice or expert opinion with respect to matters related to a capital provision asset. These expenses are expected to fluctuate period-over-period and accounted for $0.2 million and $3.2 million of the total case-related expenditures ineligible for inclusion in asset cost for the three months ended September 30, 2024 and 2023, respectively, and $1.4 million and $13.6 million of the total case-related expenditures ineligible for inclusion in asset cost for the nine months ended September 30, 2024 and 2023, respectively.

44    Burford Capital Quarterly Report September 2024

Case-related expenditures ineligible for inclusion in asset cost also include some situations where we are effectively the claimant in a litigation matter either due to the acquisition of assets or the assignment of a claim. This type of expenditures accounted for $0.7 million and $0.5 million of the total case-related expenditures ineligible for inclusion in asset cost for the three months ended September 30, 2024 and 2023, respectively, and $1.6 million and $0.6 for the nine months ended September 30, 2024 and 2023, respectively. While we report these costs as expenses for accounting purposes, we treat them the same as deployments for return and performance purposes as with traditional legal finance arrangements.

Other expenses

The table below sets forth the components our total other expenses for the periods indicated.

Consolidated (GAAP)	Three months ended September 30,				Nine months ended September 30,
($ in thousands)	2024	2023	Change	% Change	2024	2023	Change	% Change
Finance costs	34,399	29,013	5,386	19%	101,432	70,690	30,742	43%
Foreign currency transactions (gains)/losses	(1,510)	(9,811)	8,301	(85)%	(951)	(21,149)	20,198	(96)%
Total other expenses	32,889	19,202	13,687	71%	100,481	49,541	50,940	103%

Finance costs

Finance costs increased 19% to $34.4 million for the three months ended September 30, 2024 as compared to $29.0 million for the three months ended September 30, 2023. Finance costs increased 43% to $101.4 million for the nine months ended September 30, 2024 as compared to $70.7 million for the nine months ended September 30, 2023. The increase in each of the three and nine months ended September 30, 2024 is primarily due to the inclusion for the three and nine months ended September 30, 2024 of interest expense related to the Additional 2031 Notes issued in January 2024. In addition, finance costs for the nine months ended September 30, 2024 increased due the inclusion of interest expense related to the 2031 Notes issued in June 2023, partially offset by the early redemption of the 6.125% bonds due 2024 in July 2023.

Foreign currency transactions (gains)/losses

Foreign currency transactions (gains)/losses were gains of $1.5 million and $1.0 million for the three and nine months ended September 30, 2024, respectively, as compared to gains of $9.8 million and $21.1 million for the three and nine months ended September 30, 2023, respectively. The period-over-period change was primarily driven by the absence of an $8.5 million and $19.3 million foreign currency gain from a capital redemption between subsidiaries with different functional currencies that occurred during the three and nine months ended September 30, 2023, respectively.

(Provision for)/benefit from income taxes

The table below sets forth our (provision for)/benefit from income taxes for the periods indicated.

Consolidated (GAAP)	Three months ended September 30,				Nine months ended September 30,
($ in thousands)	2024	2023	Change	% Change	2024	2023	Change	% Change
(Provision for)/benefit from income taxes	(11,468)	531	(11,999)	NM	(21,761)	(15,550)	(6,211)	40%

Income taxes were a provision of $11.5 million for the three months ended September 30, 2024 as compared to a benefit of $0.5 million for the three months ended September 30, 2023. The period-over-period change in income taxes is due primarily to limitations on deductions and use of net operating losses in various jurisdictions, as compared to the three months ended September 30, 2023, as well as more of the Company’s reported net income before taxes having been earned in jurisdictions with higher statutory tax rates. Cash taxes paid were $4.9 million and $2.1 million for the three months ended September 30, 2024 and 2023, respectively.

Income taxes were a provision of $21.8 million for the nine months ended September 30, 2024 as compared to $15.6 million for the nine months ended September 30, 2023. The period-over-period change in income taxes is due primarily to limitations on deductions and use of net operating losses in various jurisdictions, as compared to the nine months ended September 30, 2023, as well as more of the Company’s reported net income before taxes having been earned in jurisdictions with higher statutory tax rates. Cash taxes paid were $12.3 million and $6.0 million for the nine months ended September 30, 2024 and 2023, respectively.

Burford Capital Quarterly Report September 2024    45

Net income/(loss) attributable to non-controlling interests

The table below sets forth our net income/(loss) attributable to non-controlling interests for the periods indicated.

Consolidated (GAAP)	Three months ended September 30,				Nine months ended September 30,
($ in thousands)	2024	2023	Change	% Change	2024	2023	Change	% Change
Net income/(loss) attributable to non-controlling interests	22,221	24,592	(2,371)	(10)%	56,186	67,812	(11,626)	(17)%

We consolidate certain entities that have other shareholders and/or investors, including the Advantage Fund and BOF-C. The Advantage Fund does not have a traditional management and performance fee structure, but instead we retain any excess returns after the first 10% of annual simple returns are remitted to the Advantage Fund’s investors. With respect to BOF-C, under the co-investing arrangement with the sovereign wealth fund, we (in our capacity as the appointed investment adviser) receive reimbursement of expenses from BOF-C up to a certain level before we or the sovereign wealth fund, as applicable, receive a return of capital. After the repayment of capital, we then receive a portion of the return generated from the assets held by BOF-C. We include 100% of the Advantage Fund’s and BOF-C’s income and expenses in the applicable line items in our condensed consolidated statements of operations (for example, 100% of the income on the Advantage Fund’s and BOF-C’s capital provision assets is included in capital provision income in our condensed consolidated statements of operations), and the net amount of those income and expense line items that relate to third-party interests is included in net income attributable to non-controlling interests. In turn, this is deducted from net income to arrive at net income attributable to Burford Capital Limited shareholders in our condensed consolidated statements of operations. Net income attributable to non-controlling interests does not include Colorado. See note 2 (Summary of significant accounting policies—Consolidation) to our condensed consolidated financial statements for additional information with respect to our consolidation policies.

Net income attributable to non-controlling interests decreased to $22.2 million for the three months ended September 30, 2024 as compared to $24.6 million for the three months ended September 30, 2023. The decrease reflects non-controlling interests’ share of income on capital provision assets, the majority of which relates to the decrease in the capital provision income from BOF-C.

Net income attributable to non-controlling interests decreased 17% to $56.2 million for the nine months ended September 30, 2024 as compared to $67.8 million for the nine months ended September 30, 2023. The decrease reflects non-controlling interests’ share of income on capital provision assets, the majority of which relates to the decrease in the capital provision income from BOF-C.

Statements of financial position at September 30, 2024 as compared to December 31, 2023

The table below sets forth specified line items from our consolidated statements of financial position at the dates indicated.

Consolidated (GAAP)
($ in thousands)	September 30, 2024	December 31, 2023	Change	% Change
Cash and cash equivalents	574,014	220,549	353,465	160%
Marketable securities	75,801	107,561	(31,760)	(30)%
Due from settlement of capital provision assets	64,489	265,540	(201,051)	(76)%
Capital provision assets	5,356,300	5,045,388	310,912	6%

Cash and cash equivalents and marketable securities

Cash and cash equivalents increased 160% to $574.0 million at September 30, 2024 as compared to $220.5 million at December 31, 2023, and marketable securities decreased 30% to $75.8 million at September 30, 2024 as compared to $107.6 million at December 31, 2023. The increase in cash and cash equivalents and marketable securities primarily reflects the net proceeds from capital provision assets and the impact from the issuance of the Additional 2031 Notes in January 2024, partially offset by the impact of third-party net distribution, as well as by the impact from the open market transactions related to the 2025 Bonds.

Due from settlement of capital provision assets

Due from settlement of capital provision assets decreased 76% to $64.5 million at September 30, 2024 as compared to $265.5 million at December 31, 2023. The decrease was primarily due to collections of due from settlement receivables and the impact of realizations during the nine months ended September 30, 2024. Of the $265.5 million of due from settlement receivables at December 31, 2023, 91% was collected in cash during the nine months ended September 30, 2024.

46    Burford Capital Quarterly Report September 2024

Capital provision assets

Capital provision assets increased 6% to $5.4 billion at September 30, 2024 as compared to $5.0 billion at December 31, 2023. The increase in capital provision assets primarily reflects continued deployments into capital provision assets and fair value gains generated for the nine months ended September 30, 2024, partially offset by the impact of realizations.

Segments

We have two reportable segments, (i) capital provision segment—i.e., the provision of capital to the legal industry or in connection with legal matters, both directly and through investment in our private funds, and (ii) asset management and other services segment—i.e., the provision of services to the legal industry, including litigation insurance. Other corporate includes certain operating and non-operating activities that are not used internally to measure and evaluate the performance of the reportable segments.

The table below sets forth the components of our income/(loss) before income taxes by segment for the periods indicated.

					Reconciliation
		Asset		Total	Adjustment for
	Capital	management and	Other	segments	third-party	Total
($ in thousands)	provision	other services	corporate	(Burford-only)	interests(1)	consolidated
Three months ended September 30, 2024
Total revenues	204,961	13,084	7,988	226,033	23,081	249,114
Total operating expenses	42,184	1,611	2,216	46,011	882	46,893
Total other expenses	33,956	605	(1,650)	32,911	(22)	32,889
Income/(loss) before income taxes	128,821	10,868	7,422	147,111	22,221	169,332

Three months ended September 30, 2023
Total revenues	324,995	17,293	1,725	344,013	24,860	368,873
Total operating expenses	42,422	5,783	4,596	52,801	267	53,068
Total other expenses	28,493	403	(9,695)	19,201	1	19,202
Income/(loss) before income taxes	254,080	11,107	6,824	272,011	24,592	296,603

Change
Total revenues	(120,034)	(4,209)	6,263	(117,980)	(1,779)	(119,759)
Total operating expenses	(238)	(4,172)	(2,380)	(6,790)	615	(6,175)
Total other expenses	5,463	202	8,045	13,710	(23)	13,687
Income/(loss) before income taxes	(125,259)	(239)	598	(124,900)	(2,371)	(127,271)
1.

Adjusted for third-party interests in non-wholly owned consolidated entities, which included BOF-C, the Advantage Fund, Colorado and several other entities in which the Company holds investments and there is a third-party partner in, or owner of, those entities. Prior to its liquidation in the fourth quarter of 2023, such non-wholly owned consolidated entities included the Strategic Value Fund.

On a Burford-only basis, in the capital provision segment, we generated income before income taxes of $128.8 million for the three months ended September 30, 2024 as compared to $254.1 million for the three months ended September 30, 2023. The period-over-period change for the three months ended September 30, 2024 reflects a decrease in total revenues primarily due to the absence of comparable fair value increases for the YPF-related assets, partially offset by an increase in other expenses due to increased finance costs.

On a Burford-only basis, in the asset management and other services segment, we generated income before income taxes of $10.9 million for the three months ended September 30, 2024 as compared to $11.1 million for the three months ended September 30, 2023. Income before income taxes in the asset management and other services segment remained consistent period-over-period.

On a Burford-only basis, in the other corporate segment, we generated income before income taxes of $7.4 million for the three months ended September 30, 2024 as compared to $6.8 million for the three months ended September 30, 2023. Income before income taxes in the other corporate segment remained consistent period-over-period.

The table below sets forth the components of our income/(loss) before income taxes by segment for the periods indicated.

					Reconciliation
		Asset		Total	Adjustment for
	Capital	management and	Other	segments	third-party	Total
($ in thousands)	provision	other services	corporate	(Burford-only)	interests(1)	consolidated
Nine months ended September 30, 2024
Total revenues	342,224	31,778	20,686	394,688	58,374	453,062
Total operating expenses	86,664	11,077	15,236	112,977	2,205	115,182

Burford Capital Quarterly Report September 2024    47

Total other expenses	97,851	1,678	969	100,498	(17)	100,481
Income/(loss) before income taxes	157,709	19,023	4,481	181,213	56,186	237,399

Nine months ended September 30, 2023
Total revenues	676,402	43,216	6,309	725,927	68,402	794,329
Total operating expenses	115,643	19,354	15,380	150,377	622	150,999
Total other expenses	67,289	1,296	(19,012)	49,573	(32)	49,541
Income/(loss) before income taxes	493,470	22,566	9,941	525,977	67,812	593,789

Change
Total revenues	(334,178)	(11,438)	14,377	(331,239)	(10,028)	(341,267)
Total operating expenses	(28,979)	(8,277)	(144)	(37,400)	1,583	(35,817)
Total other expenses	30,562	382	19,981	50,925	15	50,940
Income/(loss) before income taxes	(335,761)	(3,543)	(5,460)	(344,764)	(11,626)	(356,390)
1.

Adjusted for third-party interests in non-wholly owned consolidated entities, which included BOF-C, the Advantage Fund, Colorado and several other entities in which the Company holds investments and there is a third-party partner in, or owner of, those entities. Prior to its liquidation in the fourth quarter of 2023, such non-wholly owned consolidated entities included the Strategic Value Fund.

On a Burford-only basis, in the capital provision segment, we generated income before income taxes of $157.7 million for the nine months ended September 30, 2024 as compared to $493.5 million for the nine months ended September 30, 2023. The period-over-period change in the capital provision segment primarily reflects a decrease in total revenues due to the absence of comparable fair value increases for the YPF-related assets and an increase in other expenses due to increased finance costs, offset by lower operating expenses due to lower fair value driven compensation-related accruals and significantly lower case-related expenditures ineligible for inclusion in asset cost due to the resolution of certain assets in 2023.

On a Burford-only basis, in the asset management and other services segment, we generated income before income taxes of $19.0 million for the nine months ended September 30, 2024 as compared to $22.6 million for the nine months ended September 30, 2023. The period-over-period change in the asset management and other services segment primarily reflects a decrease in total revenues, partially offset by lower segment expenses. The decrease in total revenues was mainly attributable to lower capital provision income from BOF-C, partially offset by higher performance fee income.

On a Burford-only basis, in the other corporate segment, we generated income before income taxes of $4.5 million for the nine months ended September 30, 2024 as compared to $9.9 million for the nine months ended September 30, 2023. The period-over-period change in other corporate segment primarily reflects an increase in other expenses, partially offset by an increase in total revenues. The increase in other expenses was primarily driven by the absence of a $19.3 million foreign currency gain from a capital redemption between subsidiaries with different functional currencies that occurred during the nine months ended September 30, 2023, while the increase in total revenues was mainly attributable to higher marketable securities income and bank interest predominantly driven by higher income from our cash and cash equivalents primarily due to larger average balances in addition to higher interest rates throughout the nine months ended September 30, 2024.

Portfolio

Overview

We count each of our contractual relationships as an “asset”, although many such relationships are composed of multiple underlying litigation matters that are often cross collateralized rather than reliant on the performance of a single matter. At September 30, 2024, our Burford-only portfolio consisted of 220 assets held directly and 11 additional assets held indirectly through the Advantage Fund. At December 31, 2023, our Burford-only portfolio consisted of 206 assets held directly and 11 additional assets held indirectly through the Advantage Fund.

The tables below set forth our portfolio at the dates indicated on consolidated, Burford-only and Group-wide bases.

48    Burford Capital Quarterly Report September 2024

	September 30, 2024
	(GAAP)	(Non-GAAP)
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only	Other funds	BOF-C	Group-wide
Capital provision assets - direct
Deployed cost	2,172,043	(526,376)	1,645,667	362,230	459,211	2,467,108
Plus: Fair value adjustments	2,946,300	(978,623)	1,967,677	168,275	227,300	2,363,252
Fair value	5,118,343	(1,504,999)	3,613,344	530,505	686,511	4,830,360

Capital provision assets - indirect
Deployed cost	205,831	(174,918)	30,913	174,918	-	205,831
Plus: Fair value adjustments	32,126	(23,156)	8,970	23,156	-	32,126
Fair value	237,957	(198,074)	39,883	198,074	-	237,957

Total capital provision assets	5,356,300	(1,703,073)	3,653,227	728,579	686,511	5,068,317

Post-settlement assets
Deployed cost	-	-	-	217,352	-	217,352
Plus: Fair value adjustments	-	-	-	44,301	-	44,301
Fair value	-	-	-	261,653	-	261,653

Undrawn commitments
Capital provision-direct	1,987,200	(425,075)	1,562,125	107,578	416,320	2,086,023
Capital provision-indirect	3,479	(2,899)	580	2,899	-	3,479
Post-settlement	-	-	-	58,820	-	58,820
Total undrawn commitments	1,990,679	(427,974)	1,562,705	169,297	416,320	2,148,322

Total portfolio	7,346,979	(2,131,047)	5,215,932	1,159,529	1,102,831	7,478,292

	December 31, 2023
	(GAAP)	(Non-GAAP)
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only	Other funds	BOF-C	Group-wide
Capital provision assets - direct
Deployed cost	2,116,304	(542,773)	1,573,531	416,318	428,110	2,417,959
Plus: Fair value adjustments	2,743,575	(929,505)	1,814,070	180,169	220,363	2,214,602
Fair value	4,859,879	(1,472,278)	3,387,601	596,487	648,473	4,632,561

Capital provision assets - indirect
Deployed cost	164,259	(125,508)	38,751	125,508	-	164,259
Plus: Fair value adjustments	21,250	(15,490)	5,760	15,490	-	21,250
Fair value	185,509	(140,998)	44,511	140,998	-	185,509

Total capital provision assets	5,045,388	(1,613,276)	3,432,112	737,485	648,473	4,818,070

Post-settlement assets
Deployed cost	-	-	-	253,062	-	253,062
Plus: Fair value adjustments	-	-	-	45,792	-	45,792
Fair value	-	-	-	298,854	-	298,854

Undrawn commitments
Capital provision-direct	1,801,627	(405,566)	1,396,061	126,560	396,646	1,919,267
Capital provision-indirect	71,662	(59,718)	11,944	59,718	-	71,662
Post-settlement	-	-	-	62,455	-	62,455
Total undrawn commitments	1,873,289	(465,284)	1,408,005	248,733	396,646	2,053,384

Total portfolio	6,918,677	(2,078,560)	4,840,117	1,285,072	1,045,119	7,170,308

On a consolidated basis, the total portfolio was $7.3 billion and $6.9 billion at September 30, 2024 and December 31, 2023, respectively. On a Group-wide basis, the total portfolio was $7.5 billion and $7.2 billion at September 30, 2024 and December 31, 2023, respectively. On a Burford-only basis, the total portfolio was $5.2 billion and $4.8 billion at September 30, 2024 and December 31, 2023, respectively. The growth of the portfolio during the nine months ended September 30, 2024 was driven largely by growth in new commitments and deployments coupled with a net increase in fair value resulting from progress in underlying litigation matters and a decrease in discount rates.

Burford Capital Quarterly Report September 2024    49

Fair value of capital provision assets

Valuation policy

See note 2 (Summary of significant accounting policies—Fair value of financial instruments) to our condensed consolidated financial statements for a description of our valuation policy for capital provision assets.

Fair value of capital provision assets

The table below sets forth the deployed cost, unrealized gain and fair value of the YPF-related assets and other assets at the dates indicated on a consolidated basis.

Consolidated (GAAP)	September 30, 2024			December 31, 2023
($ in thousands)	Deployed cost	Unrealized gain	Fair value	Deployed cost	Unrealized gain	Fair value
YPF-related assets	74,050	2,132,732	2,206,782	67,167	1,990,950	2,058,117
Other assets	2,303,824	845,694	3,149,518	2,213,396	773,875	2,987,271
Total capital provision assets	2,377,874	2,978,426	5,356,300	2,280,563	2,764,825	5,045,388

On a consolidated basis, the aggregate fair value of our capital provision assets was $5.4 billion and $5.0 billion at September 30, 2024 and December 31, 2023, respectively. The aggregate deployed cost was $2.4 billion and $2.3 billion at September 30, 2024 and December 31, 2023, respectively. The increase of $97.3 million in deployed cost is a result of deployments during the nine months ended September 30, 2024, offset by the return of capital from realizations. See “—Results of operations and financial position—Statements of operations for the three and nine months ended September 30, 2024 as compared to the three and nine months ended September 30, 2023” for additional information with respect to the change in unrealized gain, which is driven by this period’s fair value adjustment, net of previously recognized unrealized gains transferred to realized gains.

The table below sets forth the deployed cost, unrealized gain and fair value of the YPF-related assets and other assets at the dates indicated on a Burford-only basis.

Burford-only (non-GAAP)	September 30, 2024			December 31, 2023
($ in thousands)	Deployed cost	Unrealized gain	Fair value	Deployed cost	Unrealized gain	Fair value
YPF-related assets	67,222	1,405,729	1,472,951	60,338	1,311,319	1,371,657
Other assets	1,609,358	570,918	2,180,276	1,551,944	508,511	2,060,455
Total capital provision assets	1,676,580	1,976,647	3,653,227	1,612,282	1,819,830	3,432,112

On a Burford-only basis, the aggregate fair value of our capital provision assets was $3.7 billion and $3.4 billion at September 30, 2024 and December 31, 2023, respectively. The aggregate deployed cost was $1.7 billion and $1.6 billion at September 30, 2024 and December 31, 2023, respectively. The increase of $64.3 million in deployed cost is a result of deployments during the nine months ended September 30, 2024, offset by the return of capital from realizations. See “—Results of operations and financial position—Statements of operations for the three and nine months ended September 30, 2024 as compared to the three and nine months ended September 30, 2023” for additional information with respect to the change in unrealized gain, which is driven by this period’s fair value adjustment, net of previously recognized unrealized gains transferred to realized gains.

Fair value of YPF-related assets

The determination of the fair value of the YPF-related assets—our financing of the Petersen and Eton Park claims (as described below)—is based on the same methodology which we use to value all of our other capital provision assets. In June 2019, we sold a portion of the Petersen claim, constituting $100.0 million of a $148.0 million placement, to a number of institutional investors. Other third-party holders sold the remaining portion. Given the size of this sale and the participation of a meaningful number of third-party institutional investors, we concluded that this market evidence should be factored into our valuation process of the YPF-related assets. As a result, we have utilized the implicit valuation of the Petersen claim to calibrate our model to determine the fair value of the YPF-related assets in subsequent periods through September 30, 2024. Episodic subsequent trading of portions of the Petersen claim have not been factored into our valuation process of the YPF-related assets.

On March 31, 2023, the US District Court for the Southern District of New York (the “Court”) issued its opinion and order (the “March 2023 Ruling”) in connection with the summary judgment motions filed by the parties in the Petersen and Eton Park cases against the Republic of Argentina and YPF S.A. In summary, the Court decided that (i) Argentina was liable to Petersen and Eton Park for failing to make a tender offer for their YPF shares in 2012, (ii) YPF was not liable for failing to enforce its bylaws against Argentina, (iii) the various arguments Argentina had made to try to reduce its damages liability from the straightforward application of the formula in the bylaws were unavailing and (iv) an evidentiary hearing was needed to resolve two factual issues to enable the computation of damages, where

50    Burford Capital Quarterly Report September 2024

those issues were (1) the date on which the Republic of Argentina should have made a tender offer for YPF S.A.’s shares and (2) the appropriate rate of pre-judgment interest to be applied.

On September 8, 2023, the Court issued its findings of fact and conclusions of law in connection with the Petersen and Eton Park cases against the Republic of Argentina and YPF S.A. In summary, the Court decided the issues raised at the evidentiary hearing in Petersen’s and Eton Park’s favor, holding that the appropriate date for the tender offer was April 16, 2012 and that pre-judgment interest should run from May 3, 2012 at a simple interest rate of 8%.

On September 15, 2023, the Court issued a final judgment (the “September 2023 Final Judgment”) that resulted in a complete win by Petersen and Eton Park with respect to damages against the Republic of Argentina of $16.1 billion, comprised of $14.3 billion due to Petersen and $1.7 billion due to Eton Park. The September 2023 Final Judgment awards post-judgment interest at a rate of 5.42% per annum, computed daily to the date of payment and compounded annually. On October 10, 2023, the Republic of Argentina filed a notice of appeal with the US Court of Appeals for the Second Circuit and, on October 18, 2023, Petersen and Eton Park filed a notice a cross-appeal as to the dismissal of their claims against YPF S.A. On August 23, 2024, briefing on the appeal and cross-appeal was completed.

On a consolidated basis, the fair value of the YPF-related assets (both Petersen and Eton Park combined) was $2.2 billion at September 30, 2024 and $2.1 billion at December 31, 2023. On a consolidated basis, our cost basis increased by $6.9 million to $74.1 million, and our unrealized gains increased by $141.8 million to $2.1 billion during the nine months ended September 30, 2024 as a result of a decrease in discount rates.

On a Burford-only basis, the fair value of the YPF-related assets (both Petersen and Eton Park combined) was $1.5 billion and $1.4 billion at September 30, 2024 and December 31, 2023, respectively. On a Burford-only basis, our cost basis increased by $6.9 million to $67.2 million, and our unrealized gains increased by $94.4 million to $1.4 billion during the nine months ended September 30, 2024 as a result of a decrease in discount rates.

Gains from capital provision-direct portfolio

Consolidated gains from capital provision-direct portfolio

The table below sets forth the components of our total capital provision-direct income for the periods indicated on a consolidated basis.

Consolidated (GAAP)	Three months ended September 30,			Nine months ended September 30,
($ in thousands)	2024	2023	% Change	2024	2023	% Change
Net realized gains/(losses)	79,232	33,778	135%	245,263	161,183	52%
Fair value adjustment during the period, net of previously recognized unrealized gains/(losses) transferred to realized gains/(losses)	175,238	455,140	(61)%	194,312	821,450	(76)%
Foreign exchange gains/(losses)	568	2,902	(80)%	(4,199)	6,746	NM
Other	3,661	-	NM	6,232	-	NM
Total capital provision-direct income	258,699	491,820	(47)%	441,608	989,379	(55)%

Consolidated realized gains

On a consolidated basis, net realized gains on the capital provision-direct portfolio increased 135% to $79.2 million for the three months ended September 30, 2024 as compared to $33.8 million for the three months ended September 30, 2023. Net realized gains/(losses) on the capital provision-direct portfolio comprised $84.5 million in gross realized gains, offset by $5.3 million in gross realized losses, for the three months ended September 30, 2024 as compared to $49.4 million in gross realized gains, offset by $15.6 million in gross realized losses, for the three months ended September 30, 2023. The increase in net realized gains is primarily due to the outsized impact of one asset, a resolution in a global antitrust portfolio, with $58.5 million in realized gains during the three months ended September 30, 2024 as compared to the three months ended September 30, 2023 where net realized gains were not driven by any individually significant asset, as well as due to the impact of smaller realized losses. As a percentage of average capital provision-direct assets at cost on a consolidated basis during the three months ended September 30, 2024, gross realized losses were 0.8% (annualized) as compared to 3.5% for the year ended December 31, 2023.

On a consolidated basis, net realized gains on the capital provision-direct portfolio increased 52% to $245.3 million for the nine months ended September 30, 2024 as compared to $161.2 million for the nine months ended September 30, 2023. Net realized gains/(losses) on the capital provision-direct portfolio comprised $276.5 million in gross realized gains, offset by $31.2 million in gross realized losses, for the nine months ended September 30, 2024 as compared to $204.3 million in gross realized gains, offset by $43.1 million in gross realized losses, for the nine months ended September 30, 2023. The increase in net realized gains is primarily due to more favorable case outcomes in greater amounts, with the top seven cases representing $202.0 million (81%) of realized gains in the nine months ended

Burford Capital Quarterly Report September 2024    51

September 30, 2024 and the top seven cases representing $145.6 million (85%) of realized gains in the nine months ended September 30, 2023, as well as due to the impact of smaller realized losses. As a percentage of average capital provision-direct assets at cost on a consolidated basis during the nine months ended September 30, 2024, gross realized losses were 1.9% (annualized) as compared to 3.5% for the year ended December 31, 2023.

Consolidated unrealized gains/(losses)

On a consolidated basis, fair value adjustments, net of previously recognized unrealized gains/(losses) transferred to realized gains/(losses), on the capital provision-direct portfolio were a gain of to $175.2 million for the three months ended September 30, 2024 as compared to $455.1 million for the three months ended September 30, 2023. The decrease in fair value adjustments is primarily attributable to the absence of a large fair value increase of $417.9 million in the YPF-related assets which occurred in the three months ended September 30, 2023 arising from the September 2023 Final Judgment. See “—Results of operations and financial position—Statements of operations for the three and nine months ended September 30, 2024 as compared to the three and nine months ended September 30, 2023” for additional information with respect to the period-over-period change of fair value adjustment, net of previously recognized unrealized gains/(losses) transferred to realized gains/(losses).

On a consolidated basis, fair value adjustments, net of previously recognized unrealized gains/(losses) transferred to realized gains/(losses), on the capital provision-direct portfolio were a gain of to $194.3 million for the nine months ended September 30, 2024 as compared to $821.5 million for the nine months ended September 30, 2023. The decrease in fair value adjustments for the nine months ended September 30, 2024 is primarily attributable to the absence of a large fair value increase of $695.2 million in the YPF-related assets which occurred in the nine months ended September 30, 2023 arising from the March 2023 Ruling and the September 2023 Final Judgment. See “—Results of operations and financial position—Statements of operations for the three and nine months ended September 30, 2024 as compared to the three and nine months ended September 30, 2023” for additional information with respect to the period-over-period change of fair value adjustment, net of previously recognized unrealized gains/(losses) transferred to realized gains/(losses).

Burford-only gains from capital provision-direct portfolio

The table below sets forth the components of our total capital provision-direct income for the periods indicated on a Burford-only basis.

Burford-only (non-GAAP)	Three months ended September 30,			Nine months ended September 30,
($ in thousands)	2024	2023	% Change	2024	2023	% Change
Net realized gains/(losses)	56,257	29,145	93%	184,164	123,539	49%
Fair value adjustment during the period, net of previously recognized unrealized gains/(losses) transferred to realized gains/(losses)	142,920	288,517	(50)%	151,283	540,506	(72)%
Foreign exchange gains/(losses)	91	3,853	(98)%	(4,039)	7,048	NM
Other	3,661	-	NM	6,232	-	NM
Total capital provision-direct income	202,929	321,515	(37)%	337,640	671,093	(50)%

Burford-only realized gains

On a Burford-only basis, net realized gains on the capital provision-direct portfolio increased 93% to $56.3 million for the three months ended September 30, 2024 as compared to $29.1 million for the three months ended September 30, 2023. Net realized gains/(losses) on the capital provision-direct portfolio comprised $61.1 million in gross realized gains, offset by $4.8 million in gross realized losses, for the three months ended September 30, 2024 as compared to $42.5 million in gross realized gains, offset by $13.4 million in gross realized losses, for the three months ended September 30, 2023. See “—Gains from capital provision-direct portfolio—Consolidated gains from capital provision-direct portfolio—Consolidated realized gains” for the discussion with respect to the period-over-period change. As a percentage of average capital provision-direct assets at cost on a Burford-only basis during the three months ended September 30, 2024, gross realized losses were 1.0% (annualized) as compared to 3.6% for the year ended December 31, 2023.

On a Burford-only basis, net realized gains on the capital provision-direct portfolio increased 49% to $184.2 million for the nine months ended September 30, 2024 as compared to $123.5 million for the nine months ended September 30, 2023. Net realized gains/(losses) on the capital provision-direct portfolio comprised $211.7 million in gross realized gains, offset by $27.5 million in gross realized losses, for the nine months ended September 30, 2024 as compared to $162.2 million in gross realized gains, offset by $38.7 million in gross realized losses, for the nine months ended September 30, 2023. See “—Gains from capital provision-direct portfolio—Consolidated gains from capital provision-direct portfolio—Consolidated realized gains” for the discussion with respect to the period-over-period change. As a percentage of average capital provision-direct assets at cost on a Burford-only basis during the nine months ended

52    Burford Capital Quarterly Report September 2024

September 30, 2024, gross realized losses were 2.3% (annualized) as compared to 3.6% for the year ended December 31, 2023.

Burford-only unrealized gains/(losses)

On a Burford-only basis, fair value adjustments, net of previously recognized unrealized gains/(losses) transferred to realized gains/(losses), on the capital provision-direct portfolio was a gain of $142.9 million for the three months ended September 30, 2024 as compared to $288.5 million for the three months ended September 30, 2023. See “—Gains from capital provision-direct portfolio—Consolidated gains from capital provision-direct portfolio—Consolidated unrealized gains/(losses)” for the discussion with respect to the period-over-period change. See also “—Results of operations and financial position—Statements of operations for the three and nine months ended September 30, 2024 as compared to the three and nine months ended September 30, 2023” for additional information with respect to the period-over-period change of fair value adjustment, net of previously recognized unrealized gains/(losses) transferred to realized gains/(losses).

On a Burford-only basis, fair value adjustments, net of previously recognized unrealized gains/(losses) transferred to realized gains/(losses), on the capital provision-direct portfolio was a gain of $151.3 million for the nine months ended September 30, 2024 as compared to $540.5 million for the nine months ended September 30, 2023. See “—Gains from capital provision-direct portfolio—Consolidated gains from capital provision-direct portfolio—Consolidated unrealized gains/(losses)” for the discussion with respect to the period-over-period change. See also “—Results of operations and financial position—Statements of operations for the three and nine months ended September 30, 2024 as compared to the three and nine months ended September 30, 2023” for additional information with respect to the period-over-period change of fair value adjustment, net of previously recognized unrealized gains/(losses) transferred to realized gains/(losses).

Undrawn commitments

Our portfolio includes amounts deployed and fair value adjustments, as well as commitments that have not been funded and, therefore, are expected to become deployments at some future date. As our financing commitments may not be deployed for a variety of reasons, they are considered undrawn. See note 14 (Financial commitments and contingent liabilities) to our condensed consolidated financial statements for additional information with respect to undrawn commitments.

At September 30, 2024 and December 31, 2023, our consolidated undrawn commitments were $2.0 billion and $1.9 billion, respectively.

The tables below set forth the components of our total undrawn commitments at the dates indicated on consolidated, Burford-only and Group-wide bases.

	September 30, 2024
	(GAAP)	(Non-GAAP)
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision assets	1,990,679	(427,974)	1,562,705	75%	110,477	5%	416,320	20%	2,089,502
Post-settlement assets	-	-	-	0%	58,820	100%	-	0%	58,820
Total undrawn commitments	1,990,679	(427,974)	1,562,705	73%	169,297	8%	416,320	19%	2,148,322

	December 31, 2023
	(GAAP)	(Non-GAAP)
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision assets	1,873,289	(465,284)	1,408,005	71%	186,278	9%	396,646	20%	1,990,929
Post-settlement assets	-	-	-	0%	62,455	100%	-	0%	62,455
Total undrawn commitments	1,873,289	(465,284)	1,408,005	69%	248,733	12%	396,646	19%	2,053,384

Our undrawn commitments are primarily attributable to the capital provision-direct portfolio. Other undrawn commitments are the responsibility of our private funds and other capital pools, which plan separately and have other sources of liquidity to be able to meet those undrawn commitments, typically by calling capital from their investors. At September 30, 2024 and December 31, 2023, we had legal risk management undrawn commitments of $44.5 million and $49.5 million, respectively, none of which we expect to deploy capital and none of which can be drawn on any sort of accelerated basis as these commitments are to cover an indemnity or insurance for adverse costs, such that a deployment would only occur if there were losses in the underlying cases.

Burford Capital Quarterly Report September 2024    53

The table below sets forth the components of our total capital provision undrawn commitments at the dates indicated on a Burford-only basis.

Burford-only (non-GAAP)	September 30, 2024	% of total	December 31, 2023	% of total
($ in thousands)
Definitive undrawn commitments	726,962	48%	579,998	43%
Discretionary undrawn commitments	790,712	52%	766,537	57%
Total legal finance undrawn commitments	1,517,674	100%	1,346,535	100%
Legal risk undrawn commitments	44,451		49,526
Total capital provision-direct undrawn commitments	1,562,125		1,396,061
Capital provision-indirect undrawn commitments (definitive)	580		11,944
Total capital provision undrawn commitments	1,562,705		1,408,005

See “—Reconciliations—Reconciliations of capital provision undrawn commitments” for the reconciliations of the consolidated capital provision undrawn commitments to Burford-only capital provision undrawn commitments.

Our undrawn commitments can be divided into two categories: discretionary and definitive.

▪	Discretionary commitments are those where we retain a considerable degree of discretion over whether to advance capital and generally would not suffer an adverse financial consequence from not doing so. Deployments on discretionary commitments are entirely within our control as we can decline to make the commitment if we do not want to deploy capital at that time.
▪	Definitive commitments are those where we are contractually obligated to advance incremental capital and failure to do so would typically result in adverse contractual consequences (such as a dilution in our returns or the loss of our deployed capital in a case).

We believe we have significant visibility into, and control over, our deployments, as a significant portion of our commitments is discretionary. We also believe that we have good visibility into the timing of when definitive commitments will be drawn, partly because many of our agreements structure future draws on an explicit timetable or with reference to case events and partly because we have insight into the timing of individual legal actions.

Portfolio tenor

The timing of realizations is difficult to forecast and is rarely within our control. The reality of litigation is that most cases settle and pay proceeds in a relatively short period of time, and a minority of cases go on to adjudication, which takes longer. Adjudication timing is subject to a myriad of factors, including delaying tactics by litigation opponents and court dockets and schedules, and the Covid-19 pandemic has added to this uncertainty, although the impacts from the Covid-19 pandemic have been subsiding. We believe that the impact of the Covid-19 pandemic delaying trial dates also has caused a delay in settlement timing, as an impending trial often can be a catalyst for a settlement. We do not believe there is a correlation between asset life and asset quality and generally structure our asset pricing to compensate us if assets take longer to resolve.

We provide extensive data about the WAL of our concluded portfolio, although this data may not be predictive of the ultimate WAL of our existing portfolio. The WAL of our concluded portfolio may lengthen over time if the longer-tenor assets in our existing portfolio account for a greater share of future concluded cases. Conversely, if our larger, more recently originated cases conclude relatively quickly, the WAL of our concluded portfolio could decrease.

In calculating the WAL of our portfolio, we compute a weighted average of the WALs of individual assets. On that basis, we assess the weighted average lives (beginning at the point of average deployment) of the concluded capital provision-direct portfolio, weighted both by deployed cost and realizations. Weighting by deployed cost provides a view on how long on average a dollar of capital is deployed, while weighting by realizations provides a view on how long on average it takes to recover a dollar of return.

The WALs of the concluded assets in our Burford-only capital provision-direct portfolio slightly lengthened at September 30, 2024 as compared to the WALs of the concluded assets in our Burford-only capital provision-direct portfolio at December 31, 2023. As mentioned above, the impact from the Covid-19 pandemic delaying settlement timing is expected to cause a slight increase in the WALs. The table below sets forth the WALs, weighted by deployed

54    Burford Capital Quarterly Report September 2024

cost and realizations, of the concluded assets in our capital provision-direct portfolio at the dates indicated on a Burford-only basis.

Burford-only
(in years)	September 30, 2024	December 31, 2023
WAL weighted by deployed cost	2.4	2.2
WAL weighted by realizations	2.5	2.4

Returns on concluded portfolio

The table below sets forth our ROIC, IRR and cumulative realizations on concluded assets in our capital provision-direct portfolio at the dates indicated since inception on a Burford-only basis.

Burford-only
($ in thousands)	September 30, 2024	December 31, 2023
ROIC	84%	82%
IRR	26%	27%
Cumulative realizations	3,087,742	2,707,300

As our older vintages conclude, we may see IRR decrease slightly as the impact from the Covid-19 pandemic caused delays in settlement timing. We do not consider cases to be concluded (and therefore part of these return metrics on our concluded portfolio) until there is no longer any litigation risk remaining. Return metrics on our concluded portfolio do not include fair value adjustments, either positive or negative. As a result, these return figures do not include the impact, positive or negative, of developments on matters while they remain pending.

New commitments

The tables below set forth the components of our new commitments for the periods indicated on Burford-only and Group-wide bases.

	Three months ended September 30, 2024
	(Non-GAAP)
($ in thousands)	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	100,861	93%	677	1%	5,950	6%	107,488
Capital provision-indirect	-	0%	-	0%	-	0%	-
Post-settlement	-	0%	25,000	100%	-	0%	25,000
Total new commitments	100,861	77%	25,677	19%	5,950	4%	132,488

	Three months ended September 30, 2023
	(Non-GAAP)
($ in thousands)	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	17,648	99%	28	0%	141	1%	17,817
Capital provision-indirect	3,776	17%	18,876	83%	-	0%	22,652
Post-settlement	-	0%	4,000	100%	-	0%	4,000
Total new commitments	21,424	48%	22,904	52%	141	0%	44,469

For the three months ended September 30, 2024, Group-wide new commitments increased 198% to $132.5 million. Group-wide capital provision-direct new commitments were $107.5 million and, within capital provision-indirect, there were no new commitments for the Advantage Fund during the three months ended September 30, 2024. Burford-only new commitments increased 371% to $100.9 million, comprised entirely of capital provision-direct, for the three months ended September 30, 2024. New business activity in the third quarter is typically slower due to the summer season. The $132.5 million of Group-wide new commitments during the three months ended September 30, 2024 is representative of a typical modest quarter as compared to $44.5 million of Group-wide new commitments during the three months ended September 30, 2023 reflecting period-over-period volatility due to summer seasonality.

The tables below set forth the components of our new commitments for the periods indicated on Burford-only and Group-wide bases.

	Nine months ended September 30, 2024
	(Non-GAAP)
($ in thousands)	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	443,451	81%	1,932	0%	106,306	19%	551,689
Capital provision-indirect	-	0%	-	0%	-	0%	-
Post-settlement	-	0%	35,650	100%	-	0%	35,650
Total new commitments	443,451	76%	37,582	6%	106,306	18%	587,339

Burford Capital Quarterly Report September 2024    55

	Nine months ended September 30, 2023
	(Non-GAAP)
($ in thousands)	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	448,682	77%	857	0%	137,803	23%	587,342
Capital provision-indirect	21,609	17%	108,043	83%	-	0%	129,652
Post-settlement	-	0%	49,099	100%	-	0%	49,099
Total new commitments	470,291	61%	157,999	21%	137,803	18%	766,093

For the nine months ended September 30, 2024, Group-wide new commitments decreased 23% to $587.3 million. Group-wide capital provision-direct new commitments were $551.7 million for the nine months ended September 30, 2024, a 6% decrease from the $587.3 million for the nine months ended September 30, 2023. The decrease in Group-wide new commitments was primarily due to the absence of new commitments for the Advantage Fund, within capital provision-indirect, for the nine months ended September 30, 2024. Burford-only capital provision-direct new commitments were $443.5 million for the nine months ended September 30, 2024 as compared to $448.7 million for the nine months ended September 30, 2023.

Deployments

The tables below set forth the components of our deployments for the periods indicated on consolidated, Burford-only and Group-wide bases.

	Three months ended September 30, 2024
	(GAAP)	(Non-GAAP)
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	88,769	(16,492)	72,277	77%	5,400	6%	15,947	17%	93,624
Capital provision-indirect	9,381	(7,818)	1,563	17%	7,817	83%	-	0%	9,380
Post-settlement	-	-	-	0%	10,308	100%	-	0%	10,308
Total deployments	98,150	(24,310)	73,840	65%	23,525	21%	15,947	14%	113,312

	Three months ended September 30, 2023
	(GAAP)	(Non-GAAP)
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	69,690	(13,704)	55,986	68%	4,379	5%	21,819	27%	82,184
Capital provision-indirect	32,257	(26,881)	5,376	17%	26,881	83%	-	0%	32,257
Post-settlement	-	-	-	0%	7,466	100%	-	0%	7,466
Total deployments	101,947	(40,585)	61,362	50%	38,726	32%	21,819	18%	121,907

For the three months ended September 30, 2024, total deployments decreased 4% to $98.2 million on a consolidated basis as compared to an increase of 20% to $73.8 million on a Burford-only basis. On a Group-wide basis, total deployments decreased 7% to $113.3 million for the three months ended September 30, 2024, while capital provision-direct deployments increased 14% to $93.6 million. Deployments for capital provision-direct increased across all bases with the largest single deployment of $16.9 million for the three months ended September 30, 2024.

The tables below set forth the components of our deployments for the periods indicated on consolidated, Burford-only and Group-wide bases.

	Nine months ended September 30, 2024
	(GAAP)	(Non-GAAP)
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	332,788	(69,685)	263,103	75%	12,763	4%	73,498	21%	349,364
Capital provision-indirect	68,106	(56,755)	11,351	17%	56,755	83%	-	0%	68,106
Post-settlement	-	-	-	0%	39,836	100%	-	0%	39,836
Total deployments	400,894	(126,440)	274,454	60%	109,354	24%	73,498	16%	457,306

	Nine months ended September 30, 2023
	(GAAP)	(Non-GAAP)
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	401,215	(96,783)	304,432	73%	17,362	4%	97,775	23%	419,569
Capital provision-indirect	145,051	(120,876)	24,175	17%	120,876	83%	-	0%	145,051
Post-settlement	-	-	-	0%	43,272	100%	-	0%	43,272
Total deployments	546,266	(217,659)	328,607	54%	181,510	30%	97,775	16%	607,892

56    Burford Capital Quarterly Report September 2024

For the nine months ended September 30, 2024, total deployments decreased 27% to $400.9 million on a consolidated basis as compared to a decrease of 16% to $274.5 million on a Burford-only basis. On a Group-wide basis, total deployments decreased 25% to $457.3 million for the nine months ended September 30, 2024, while capital provision-direct deployments decreased 17% to $349.4 million. Deployments for capital provision-direct decreased across all bases because the largest deployment during the nine months ended September 30, 2024 was $100.0 million on a Group-wide basis as compared to the largest deployment of $152.9 million on a Group-wide basis during the nine months ended September 30, 2023.

The table below sets forth the deployments by vintage during the three months and nine months ended September 30, 2024 on a Burford-only basis.

Burford-only (non-GAAP)	Three months ended September 30,		Nine months ended September 30,
($ in thousands)	2024	2023	2024	2023
2009 vintage(1)	—	—	—	—
2010 vintage	83	—	1,404	—
2011 vintage	—	—	—	—
2012 vintage(1)	—	—	—	—
2013 vintage	—	100	—	171
2014 vintage	180	223	660	1,390
2015 vintage	3,791	2,108	11,793	6,971
2016 vintage	4,298	3,375	7,354	6,258
2017 vintage	657	907	5,095	11,069
2018 vintage	959	1,108	7,686	10,838
2019 vintage	3,857	2,751	11,007	15,874
2020 vintage	1,937	5,677	6,801	17,969
2021 vintage	7,769	9,587	22,596	24,829
2022 vintage	11,956	14,568	32,204	55,467
2023 vintage	10,994	15,582	48,400	153,596
2024 vintage	25,796	—	108,103	—
Total deployments	72,277	55,986	263,103	304,432
1. At the date of this Quarterly Report, all assets within this vintage have fully concluded and, as a result, no further activity is expected to occur.

On a Burford-only basis, total capital provision-direct deployments were $72.3 million during the three months ended September 30, 2024. Of the total capital deployed during the three months ended September 30, 2024, 36% was related to the 2024 vintage year.

On a Burford-only basis, total capital provision-direct deployments were $263.1 million during the nine months ended September 30, 2024. Of the total capital deployed during the nine months ended September 30, 2024, 41% was related to the 2024 vintage year.

See “—Reconciliations—Deployments reconciliations” for the reconciliations of the consolidated deployments to Burford-only deployments.

Realizations

We consider a legal finance asset to be concluded where there is no longer any litigation risk remaining, generally because of an agreed settlement or a final judgment. Upon conclusion, we record the legal finance asset, including both capital and return, as having been realized. At that point, we recognize the amount due to us for our capital and return as either cash or a due from settlement of capital provision assets receivable. Cash proceeds can be calculated by netting realizations with the change in due from settlement of capital provision assets receivables.

The tables below set forth the components of our realizations for the periods indicated on consolidated, Burford-only and Group-wide bases.

	Three months ended September 30, 2024
	(GAAP)	(Non-GAAP)
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	231,891	(67,187)	164,704	64%	58,567	23%	33,431	13%	256,702
Capital provision-indirect	22,274	(18,562)	3,712	17%	18,562	83%	-	0%	22,274
Post-settlement	-	-	-	0%	34,940	100%	-	0%	34,940
Total realizations	254,165	(85,749)	168,416	53%	112,069	36%	33,431	11%	313,916

Burford Capital Quarterly Report September 2024    57

	Three months ended September 30, 2023
	(GAAP)	(Non-GAAP)
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	89,162	(10,004)	79,158	74%	16,539	15%	12,243	11%	107,940
Capital provision-indirect	19,575	(6,228)	13,347	68%	6,228	32%	-	0%	19,575
Post-settlement	-	-	-	0%	20,050	100%	-	0%	20,050
Total realizations	108,737	(16,232)	92,505	63%	42,817	29%	12,243	8%	147,565

For the three months ended September 30, 2024, total realizations increased 134% to $254.2 million on a consolidated basis as compared to an increase of 82% to $168.4 million on a Burford-only basis. On a Group-wide basis, total realizations increased 113% to $313.9 million for the three months ended September 30, 2024, while capital provision-direct realizations increased 138% to $256.7 million. Realizations for capital provision-direct increased across all bases primarily due to the impact of one asset, a partial resolution from a global antitrust portfolio generating $181.0 million in realizations on a Group-wide basis for the three months ended September 30, 2024.

The tables below set forth the components of our realizations for the periods indicated on consolidated, Burford-only and Group-wide bases.

	Nine months ended September 30, 2024
	(GAAP)	(Non-GAAP)
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	515,475	(135,033)	380,442	64%	124,912	21%	88,152	15%	593,506
Capital provision-indirect	43,544	(36,287)	7,257	17%	36,287	83%	-	0%	43,544
Post-settlement	-	-	-	0%	87,442	100%	-	0%	87,442
Total realizations	559,019	(171,320)	387,699	54%	248,641	34%	88,152	12%	724,492

	Nine months ended September 30, 2023
	(GAAP)	(Non-GAAP)
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	335,414	(61,313)	274,101	64%	89,915	21%	64,994	15%	429,010
Capital provision-indirect	59,219	(39,317)	19,902	34%	39,002	66%	-	0%	58,904
Post-settlement	-	-	-	0%	118,307	100%	-	0%	118,307
Total realizations	394,633	(100,630)	294,003	48%	247,224	41%	64,994	11%	606,221

For the nine months ended September 30, 2024, total realizations increased 42% to $559.0 million on a consolidated basis as compared to an increase of 32% to $387.7 million on a Burford-only basis. On a Group-wide basis, total realizations increased 20% to $724.5 million for the nine months ended September 30, 2024, while capital provision-direct realizations increased 38% to $593.5 million. Realizations for capital provision-direct increased across all bases primarily due to the impact of one asset, a partial resolution from a global antitrust portfolio generating $181.0 million in realizations on a Group-wide basis for the nine months ended September 30, 2024.

Since inception through September 30, 2024, we have generated $3.1 billion in realizations from concluded or partially concluded assets from Burford-only capital provision-direct assets with a deployed cost of $1.7 billion, earning $1.4 billion in realized gains.

We expect to see significant realizations over time. However, period-over-period volatility is characteristic of our business, and the timing of realizations is uncertain. We can neither predict nor control the timing of the realizations on our legal finance assets. See “Business—Seasonality” in the 2023 Annual Report for additional information with respect to the seasonality of our realizations.

The table below sets forth the realizations by vintage of case for the three months and nine months ended September 30, 2024 on a Burford-only basis.

58    Burford Capital Quarterly Report September 2024

Burford-only (non-GAAP)	Three months ended September 30,		Nine months ended September 30,
($ in thousands)	2024	2023	2024	2023
2009 vintage(1)	—	—	—	—
2010 vintage	—	4,896	—	4,896
2011 vintage	—	—	—	—
2012 vintage(1)	—	—	—	—
2013 vintage	—	26	230	132
2014 vintage	—	21,286	—	24,639
2015 vintage	11	—	1,711	14,365
2016 vintage	—	225	—	3,930
2017 vintage	12,131	15,915	24,092	28,056
2018 vintage	12,451	3,394	52,246	8,347
2019 vintage	640	783	47,483	91,036
2020 vintage	4,419	19,019	6,413	67,710
2021 vintage	120,356	5,450	146,316	15,170
2022 vintage	10,041	8,127	93,012	15,709
2023 vintage	1,291	37	5,575	111
2024 vintage	3,364	—	3,364	—
Total realizations	164,704	79,158	380,442	274,101
1. At the date of this Quarterly Report, all assets within this vintage have fully concluded and, as a result, no further activity is expected to occur.

On a Burford-only basis, total capital provision-direct realizations were $164.7 million during the three months ended September 30, 2024. Of the total realizations during the three months ended September 30, 2024, 18% was related to the vintage year 2020 and earlier vintage years.

On a Burford-only basis, total capital provision-direct realizations were $380.4 million during the nine months ended September 30, 2024. Of the total realizations during the nine months ended September 30, 2024, 35% was related to the vintage year 2020 and earlier vintage years.

See “—Reconciliations—Realizations reconciliations” for the reconciliations of our consolidated realizations to Group-wide realizations and our consolidated realizations to Burford-only realizations.

Asset management

At September 30, 2024, we operated eight private funds and three “sidecar” funds as an investment adviser registered with, and regulated by, the SEC. At each of September 30, 2024 and December 31, 2023, our total AUM was $3.4 billion. See “Business—Products and services—Asset management” in the 2023 Annual Report for additional information with respect to our private funds.

The table below sets forth key statistics for each of our private funds at September 30, 2024.

		September 30, 2024
		Investor	Asset	Asset		Fee structure(1)
		commitments	commitments	deployments		(management/		Investment
($ in millions)	Strategy	closed	to date	to date	AUM	performance)	Waterfall	period (end)
BCIM Partners II, LP(2)	Core legal finance	260	253	185	144	Class A: 2%/20%; Class B: 0%/50%	European	12/15/2015
BCIM Partners III, LP	Core legal finance	412	447	330	410	2%/20%	European	1/1/2020(3)
Burford Opportunity Fund LP & Burford Opportunity Fund B LP (BOF)	Core legal finance	300	397	295	382	2%/20%	European	12/31/2021(4)
BCIM Credit Opportunities, LP (COLP)	Post-settlement	488	699	695	411	1% on undrawn/ 2% on funded and 20% incentive	European	9/30/2019(3)
Burford Alternative Income Fund LP (BAIF)(2)	Post-settlement	327	677	662	267	1.5%/10%	European	4/4/2022
Burford Alternative Income Fund II LP (BAIF II)	Post-settlement	350	323	272	380	1.5%/12.5%	European	9/11/2025
Burford Advantage Master Fund LP (Advantage Fund)	Lower risk legal finance	360	370	366	414	Profit split(5)	American	12/24/2024
Burford Opportunity Fund C LP (BOF-C)(2)	Core legal finance	766	1,262	754	1,023	Expense reimbursement + profit share	Hybrid	12/31/2024
Total		3,263	4,428	3,559	3,431
1.

Management fees are paid to BCIM for investment management and advisory services provided to our private funds. The management fee rates set forth in the table above are annualized and applied to an asset or commitment base that typically varies between a private fund’s investment period and any subsequent periods in the fund term. At September 30, 2024, we no longer earned any management fees from BCIM Partners II, LP, BCIM Partners III, LP, COLP and BAIF. Performance fees represent carried interest applied to distributions to a private fund’s limited partners after the return of capital contributions and preferred returns.

2.	Includes amounts related to “sidecar” funds.
3.	Ceased commitments to new legal finance assets in the fourth quarter of 2018 due to capacity.
4.	Ceased commitments to new legal finance assets in the fourth quarter of 2020 due to capacity.
5.

The Advantage Fund does not have a traditional management and performance fee structure, but instead provides the first 10% of annual simple returns to the fund investors while we retain any excess returns. However, if the Advantage Fund produces returns in excess of 18% (which are supranormal for this level of risk), a level of sharing with the fund investors would take effect, but we do not expect that to occur.

Burford Capital Quarterly Report September 2024    59

Our asset management income consists of (i) management fee income—i.e., the fee earned by us from administering the private funds we manage for third-party investors, and (ii) performance fee income—i.e., the share of profits generated from the private funds that we manage on behalf of third-party limited partners, which is paid as a performance fee when the private funds meet certain performance conditions. Our success in deploying substantial capital has led BOF-C to be at or near its commitment capacity from time to time, and when BOF-C does not have any available commitment capacity we will take the entirety of new capital provision assets onto our balance sheet.

The table below sets forth the components of our asset management income for the periods indicated on a consolidated basis.

Consolidated (GAAP)	Three months ended September 30,		Nine months ended September 30,
($ in thousands)	2024	2023	2024	2023
Management fee income	1,647	1,876	5,154	5,767
Performance fee income	1,500	-	1,500	-
Total asset management income	3,147	1,876	6,654	5,767

See “—Results of operations and financial position—Statements of operations for the three and nine months ended September 30, 2024 as compared to the three and nine months ended September 30, 2023—Asset management income” for the explanation of the period-over-period changes in our asset management income.

The table below sets forth the components of our asset management income for the periods indicated on a Burford-only basis. Because BOF-C is a consolidated entity, income from BOF-C is eliminated from asset management income on a consolidated basis but shown on a Burford-only basis.

Burford-only (non-GAAP)	Three months ended September 30,		Nine months ended September 30,
($ in thousands)	2024	2023	2024	2023
Management fee income	1,647	1,893	5,154	5,875
Performance fee income	1,500	-	1,500	-
Income from BOF-C	7,963	14,248	22,616	35,307
Total asset management income	11,110	16,141	29,270	41,182

On a Burford-only basis, asset management income decreased 31% to $11.1 million and 29% to $29.3 million for the three and nine months ended September 30, 2024, respectively, as compared to $16.1 million and $41.2 million for the three and nine months ended September 30, 2023, respectively. The decrease in asset management income reflects lower capital provision income attributable to BOF-C, partially offset by higher performance fee income, for the respective periods. The timing of the recognition of performance fees is variable as they are recognized when a reliable estimate of the performance fee can be made, and it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The maturity and the terms of the applicable distribution waterfall for each of our private funds impact this timing. See “—Reconciliations—Reconciliations of condensed consolidated financial statements to Burford-only financial statements—Reconciliations of asset management income” for the reconciliations of our consolidated asset management income to Burford-only asset management income.

Liquidity and capital resources

Overview

The table below sets forth our cash and cash equivalents and marketable securities at the dates indicated on a consolidated basis.

Consolidated (GAAP)	September 30, 2024	December 31, 2023
($ in thousands)
Cash and cash equivalents	574,014	220,549
Marketable securities	75,801	107,561
Total	649,815	328,110

On a consolidated basis, our cash and cash equivalents and marketable securities increased 98% to $649.8 million at September 30, 2024 as compared to $328.1 million at December 31, 2023. The increase in cash and cash equivalents and marketable securities primarily reflects the net proceeds from capital provision assets and the issuance of the Additional 2031 Notes in January 2024, partially offset by the impact of third-party net distributions as well as by the impact from the open market transactions related to the 2025 Bonds.

The table below sets forth our cash and cash equivalents and marketable securities at the dates indicated on a Burford-only basis.

60    Burford Capital Quarterly Report September 2024

Burford-only (non-GAAP)	September 30, 2024	December 31, 2023
($ in thousands)
Cash and cash equivalents	553,158	195,915
Marketable securities	75,801	107,561
Total	628,959	303,476

On a Burford-only basis, our cash and cash equivalents and marketable securities increased 107% to $629.0 million at September 30, 2024 as compared to $303.5 million at December 31, 2023. The increase in cash and cash equivalents and marketable securities reflects the change as discussed above for cash and cash equivalents and marketable securities on a consolidated basis, excluding the impact of third-party net distributions.

Our marketable securities primarily consist of short-duration and generally investment-grade fixed income assets, the bulk of which are held in separately managed accounts, managed by a third-party asset manager that specializes in short-duration and money market investments and actively trades those positions.

We believe our available cash and cash from operations, which includes proceeds from our capital provision assets, will be adequate to fund our operations and future growth, satisfy our working capital requirements, meet obligations under our debt securities, pay dividends and meet other liquidity requirements for the foreseeable future.

Our material contractual obligations consist of financial liabilities relating to (i) definitive commitments to financing arrangements, (ii) debt securities and related interest payments, (iii) operating leases and (iv) third-party interests in capital provision assets. See note 14 (Financial commitments and contingent liabilities) to our condensed consolidated financial statements for additional information with respect to our contractual obligations. See “—Portfolio—Undrawn commitments” for information with respect to our undrawn commitments.

Debt

During the nine months ended September 30, 2024, we issued an additional $275.0 million aggregate principal amount of the Additional 2031 Notes in January 2024 and purchased in open market transactions approximately $35.3 million in aggregate principal amount of the 2025 Bonds. At September 30, 2024, we had five series of debt securities outstanding, of which two series were listed on the Order Book for Retail Bonds of the London Stock Exchange and three series were issued through private placement transactions under Rule 144A and Regulation S under the Securities Act. See note 10 (Debt) to our condensed consolidated financial statements and “Equity and debt securities” in the 2023 Annual Report for additional information with respect to our outstanding debt securities.

We manage our business with relatively low levels of leverage and have laddered debt maturities with an overall weighted average maturity in excess of the expected weighted average life of our legal finance assets. At September 30, 2024, the weighted average maturity of our outstanding debt securities of 4.7 years continued to be longer than the weighted average life of our concluded capital provision-direct assets, weighted by realizations, of 2.5 years.

Going forward, we expect to continue to be an opportunistic issuer of debt securities and may issue new debt securities from time to time to fund our growth or refinance future debt maturities, among other things. In addition, from time to time, we may acquire our debt securities through open market purchases, redemptions, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as we may from time to time determine, for cash or other consideration.

Our debt securities that are listed on the Order Book for Retail Bonds of the London Stock Exchange at the date of this Quarterly Report contain one significant financial covenant, which is a leverage ratio requirement that we maintain a level of Group Net Debt (as defined in the trust deeds governing such debt securities, and generally equivalent to our consolidated net debt, or our total principal amount of debt outstanding less cash and cash equivalents and marketable securities) that is less than 50% of our Group Total Assets (as defined in the trust deeds governing such debt securities, and generally equivalent to our consolidated tangible assets, or our total assets less goodwill). At September 30, 2024 and December 31, 2023, our consolidated net debt to consolidated tangible assets ratio was 19% and 22%, respectively. In addition, the indentures governing the 2028 Notes and the 2030 Notes contain certain restrictive covenants that, among other things, require us to have a Consolidated Indebtedness to Net Tangible Equity Ratio (as defined in the indentures governing the 2028 Notes and the 2030 Notes, as applicable) of less than 1.50 to 1.00, 1.75 to 1.00 or 2.00 to 1.00, as applicable, to use certain specified “baskets” in order to undertake specific actions, such as making restricted payments or permitted investments or incurring additional indebtedness. At September 30, 2024 and December 31, 2023, our Consolidated Indebtedness to Net Tangible Equity Ratio was 0.8 to 1.00 and 0.7 to 1.00, respectively. Furthermore, the indenture governing the 2031 Notes contains certain restrictive covenants that, among other things, require us to have a Consolidated Indebtedness to Consolidated Equity Ratio (as defined in the indenture governing the 2031 Notes) of less than 1.50 to 1.00, 1.75 to 1.00 or 2.00 to 1.00, as applicable, to use certain specified “baskets” in order to undertake specific actions, such as making restricted payments or permitted investments or

Burford Capital Quarterly Report September 2024    61

incurring additional indebtedness. At September 30, 2024 and December 31, 2023, our Consolidated Indebtedness to Consolidated Equity Ratio was 0.7 to 1.00 and 0.6 to 1.00, respectively. See “—Reconciliations—Debt leverage ratio calculations” for the calculations of our debt leverage ratios. At September 30, 2024, we were in compliance with all of the covenants under the trust deeds and the indentures, as applicable.

We are required to provide certain information pursuant to the indentures governing the 2028 Notes, the 2030 Notes and the 2031 Notes. The tables below set forth the total assets and third-party indebtedness at the dates indicated and total revenues for the periods indicated, in each case, of (i) us and our Restricted Subsidiaries (as defined in the indentures governing the 2028 Notes, the 2030 Notes and the 2031 Notes, as applicable) and (ii) our Unrestricted Subsidiaries (as defined in the indentures governing the 2028 Notes, the 2030 Notes and the 2031 Notes, as applicable).

Consolidated (GAAP)	September 30, 2024	December 31, 2023
($ in thousands)	2024	2023
Burford Capital Limited and its Restricted Subsidiaries
Total assets	5,412,412	4,922,451
Third-party indebtedness	1,793,209	1,534,730

Unrestricted Subsidiaries
Total assets	862,490	914,943
Third-party indebtedness	-	-

Consolidated (GAAP)	Three months ended September 30,		Nine months ended September 30,
($ in thousands)	2024	2023	2024	2023
Burford Capital Limited and its Restricted Subsidiaries
Total revenues	225,843	343,383	394,612	724,806

Unrestricted Subsidiaries
Total revenues	23,271	25,490	58,450	69,523

Cash flows

Set forth below is a discussion of our cash flows for the periods indicated on a consolidated basis, unless noted otherwise.

The table below sets forth the components of our cash flows for the periods indicated.

Consolidated (GAAP)	Nine months ended September 30,
($ in thousands)	2024	2023
Net cash provided/(used) by operating activities	235,386	(204,251)
Net cash provided/(used) by investing activities	(139)	(2,957)
Net cash provided/(used) by financing activities	117,261	355,150
Net increase/(decrease) in cash and cash equivalents	352,508	147,942

Net cash provided/(used) by operating activities

Net cash provided by operating activities was $235.4 million for the nine months ended September 30, 2024 as compared to net cash used by operating activities of $204.3 million for the nine months ended September 30, 2023. The period-over-period change reflects primarily an increase in proceeds received from capital provision assets and a decrease in deployments on capital provision assets.

The table below sets forth the components of our net cash provided/(used) by operating activities for the periods indicated.

Consolidated (GAAP)	Nine months ended September 30,
($ in thousands)	2024	2023
Net cash provided/(used) by operating activities before funding of operating activities	598,792	310,160
Net proceeds from/(funding of) marketable securities	37,488	31,855
Funding of capital provision assets	(400,894)	(546,266)
Net cash provided/(used) by operating activities	235,386	(204,251)

Net cash provided/(used) by investing activities

Net cash used by investing activities was $0.1 million for the nine months ended September 30, 2024 as compared to $3.0 million for the nine months ended September 30, 2023. The decrease in net cash used by investing activities is due to lower capital expenditures in the nine months ended September 30, 2024 as there was spending on leasehold improvements for the London office move in the nine months ended September 30, 2023.

62    Burford Capital Quarterly Report September 2024

Net cash provided/(used) by financing activities

Net cash provided by financing activities was $117.3 million for the nine months ended September 30, 2024 as compared to $355.2 million for the nine months ended September 30, 2023. The decrease in net cash provided by financing activities is due to higher outflow from third-party net capital distributions and less debt issuances period-over-period, partially offset by lower debt extinguishments period-over-period.

Cash receipts (non-GAAP financial measure)

Cash receipts represent cash generated during the reporting period from our capital provision assets, asset management income and certain other items, before any deployments into financing existing or new assets. See “—Basis of presentation of financial information—APMs and non-GAAP financial measures relating to our operating and financial performance—Non-GAAP financial measures” for additional information with respect to our cash receipts. See “—Cash flows” for a discussion of our cash flows on a consolidated basis prepared in accordance with US GAAP.

The table below sets forth the components of our cash receipts for the periods indicated on a Burford-only basis.

Burford-only (non-GAAP)	Nine months ended September 30,
($ in thousands)	2024	2023
Proceeds from capital provision-direct assets	498,012	319,236
Proceeds from capital provision-indirect assets	20,191	26,331
Proceeds from asset management income	17,189	29,045
Proceeds from other items(1)	20,156	5,120
Cash receipts	555,548	379,732
1.	See “—Reconciliations—Cash receipts reconciliations” for additional information with respect to the components of this line item.

On a Burford-only basis, our cash receipts increased to $555.5 million for the nine months ended September 30, 2024 as compared to $379.7 million for the nine months ended September 30, 2023. Of the $185.3 million of due from settlement receivables at December 31, 2023, 95% was collected during the nine months ended September 30, 2024. See “—Reconciliations—Cash receipts reconciliation” for a reconciliation of cash receipts to proceeds from capital provision assets, the most comparable measure calculated in accordance with US GAAP.

Dividends

On August 6, 2024, the Board declared an interim dividend of 6.25¢ per ordinary share to be paid on December 5, 2024 to shareholders of record on November 1, 2024.

We anticipate continuing to pay a total annual dividend of 12.50¢ per ordinary share, payable semi-annually, but do not anticipate regular increases in our dividend per ordinary share level. The Board may review our dividend per ordinary share level from time to time. See “Risk factors—Risks relating to our ordinary shares—There can be no assurance that we will pay dividends or distributions” in the 2023 Annual Report for additional information with respect to our declaration and payment of dividends.

Off-balance sheet arrangements

At September 30, 2024 and December 31, 2023, we had off-balance sheet arrangements relating to legal finance assets with structured entities that aggregate claims from multiple parties in the amount of $2.3 million and $2.8 million, respectively. See note 12 (Variable interest entities) to our condensed consolidated financial statements for additional information with respect to structured entities.

Critical accounting estimates

The preparation of our condensed consolidated financial statements in accordance with US GAAP requires our management to make estimates, judgments and assumptions that affect the reported amounts of capital provision assets. Our management bases these estimates and judgments on available information, historical experience and other assumptions that we believe are reasonable under the circumstances. However, these estimates, judgments and assumptions are often subjective and may be impacted negatively based on changing circumstances or changes in our analyses. We believe that our critical accounting policies could potentially produce materially different results if we were to change underlying estimates, judgments and/or assumptions.

See “Financial and operational review—Critical accounting estimates” in the 2023 Annual Report for a discussion of our critical accounting policies. See note 2 (Summary of significant accounting policies) to our condensed consolidated financial statements and note 2 (Summary of significant accounting policies—Use of estimates) to our consolidated financial statements in the 2023 Annual Report for additional information with respect to our critical accounting policies and other significant accounting policies.

Burford Capital Quarterly Report September 2024    63

Reconciliations

Reconciliations of condensed consolidated financial statements to Burford-only financial statements

The tables below set forth the reconciliations of (i) the specified line items from the condensed consolidated statements of operations to Burford-only statements of operations for the periods indicated and (ii) the condensed consolidated statements of financial position to Burford-only statements of financial position at the dates indicated. The presentation of financial information on a Burford-only basis is intended to provide a view of Burford as a stand-alone business (i.e., eliminating the impact of our private funds) by furnishing information on a non-GAAP basis that eliminates the effect of consolidating some of the limited partner interests in our private funds we manage as well as assets held on our balance sheet where we have a partner or minority investor. See “—Basis of presentation of financial information—Non-GAAP financial measures relating to our business structure” for additional information with respect to presentation of financial information on a Burford-only basis.

The first column in the tables below sets forth our results of operations on a consolidated basis as reported in our condensed consolidated financial statements prepared in accordance with US GAAP. These results of operations include investments in a number of entities that are not wholly owned subsidiaries of Burford Capital Limited and, therefore, contain third-party capital, including BOF-C, the Advantage Fund, Colorado and, prior to its liquidation in the fourth quarter of 2023, the Strategic Value Fund. The presentation of our results of operations on a consolidated basis requires a line-by-line consolidation of 100% of each non-wholly owned entity’s assets and liabilities as well as components of income and expense. The portion of the net assets and the associated income or loss that is attributable to the third-party interests are then presented separately as single line items within the condensed consolidated statements of financial position and the condensed consolidated statements of operations, respectively. We believe it is helpful to exclude the interests of investors other than Burford in our discussion of our results of operations, and we have therefore, as an alternative presentation, excluded from our presentation of our results of operations the non-Burford portion of the individual assets and liabilities as well as components of income and expense relating to such third-party capital. The reconciliations eliminate the line-by-line consolidation of all of the applicable entities’ individual assets and liabilities required by US GAAP to present Burford’s investment in the non-wholly owned entities and Burford’s share of the gain or loss earned on such investment.

The tables below set forth the elimination adjustments separately for BOF-C, the Advantage Fund, Colorado and, prior to its liquidation in the fourth quarter of 2023, the Strategic Value Fund as well as a number of other entities, in which Burford holds a portion of its capital provision assets through special purpose vehicles (an “SPV”) and has minority partners in the SPV, in an additional column titled “Other”. Because Burford controls and owns a significant portion of each of these SPVs, they are consolidated in our financial statements prepared in accordance with US GAAP. In each case, the elimination adjustments are fully reversing the amounts reported as “Plus/(Less): Third-party interest in capital provision assets” and “Financial liabilities relating to third-party interests in consolidated entities” against the applicable components required in the line-by-line consolidation to leave Burford’s gain or loss on its investment in the entities reported in “Capital provision income” and the fair value of its investment in the entities reported in “Capital provision assets”.

Reconciliations of condensed consolidated statements of operations to Burford-only statements of operations

The tables below set forth the reconciliations of specified line items from the condensed consolidated statements of operations to Burford-only statements of operations for the periods indicated.

	Three months ended September 30, 2024
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests
		Strategic			Advantage
($ in thousands)	Consolidated	Value Fund	BOF-C	Colorado	Fund	Other	Burford-only
Revenues
Capital provision income/(loss)	270,988	-	(18,742)	(34,546)	(10,257)	(2,482)	204,961
Plus/(Less): Third-party interests in capital provision assets	(35,152)	-	-	34,518	-	634	-
Asset management income/(loss)	3,147	-	7,963	-	-	-	11,110
Marketable securities income/(loss) and bank interest	8,157	-	(165)	-	-	(4)	7,988
Other income/(loss)	1,974	-	-	-	-	-	1,974
Total revenues	249,114	-	(10,944)	(28)	(10,257)	(1,852)	226,033

Operating income/(loss)	202,221	-	(11,006)	-	(10,161)	(1,032)	180,022

Net income/(loss)	157,864	-	(11,006)	-	(10,161)	(1,054)	135,643

64    Burford Capital Quarterly Report September 2024

	Three months ended September 30, 2023
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests
		Strategic			Advantage
($ in thousands)	Consolidated	Value Fund	BOF-C	Colorado	Fund	Other	Burford-only
Revenues
Capital provision income/(loss)	504,513	(845)	(36,193)	(140,690)	(8,368)	6,578	324,995
Plus/(Less): Third-party interests in capital provision assets	(140,412)	-	-	140,699	-	(287)	-
Asset management income/(loss)	1,876	16	14,249	-	-	-	16,141
Marketable securities income/(loss) and bank interest	1,744	(1)	(3)	-	-	(15)	1,725
Other income/(loss)	1,152	-	-	-	-	-	1,152
Total revenues	368,873	(830)	(21,947)	9	(8,368)	6,276	344,013

Operating income/(loss)	315,805	(193)	(22,020)	-	(8,292)	5,912	291,212

Net income/(loss)	297,134	(193)	(22,020)	-	(8,292)	5,913	272,542

	Nine months ended September 30, 2024
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests
		Strategic			Advantage
($ in thousands)	Consolidated	Value Fund	BOF-C	Colorado	Fund	Other	Burford-only
Revenues
Capital provision income/(loss)	469,494	-	(51,760)	(47,372)	(23,302)	(4,836)	342,224
Plus/(Less): Third-party interests in capital provision assets	(46,640)	-	-	47,272	-	(632)	-
Asset management income/(loss)	6,654	-	22,616	-	-	-	29,270
Marketable securities income/(loss) and bank interest	21,046	-	(350)	-	-	(10)	20,686
Other income/(loss)	2,508	-	-	-	-	-	2,508
Total revenues	453,062	-	(29,494)	(100)	(23,302)	(5,478)	394,688

Operating income/(loss)	337,880	-	(29,646)	-	(22,932)	(3,591)	281,711

Net income/(loss)	215,638	-	(29,646)	-	(22,932)	(3,608)	159,452

	Nine months ended September 30, 2023
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests
		Strategic			Advantage
($ in thousands)	Consolidated	Value Fund	BOF-C	Colorado	Fund	Other	Burford-only
Revenues
Capital provision income/(loss)	1,016,113	(1,052)	(84,429)	(235,731)	(20,373)	1,874	676,402
Plus/(Less): Third-party interests in capital provision assets	(235,944)	-	-	235,710	-	234	-
Asset management income/(loss)	5,767	108	35,307	-	-	-	41,182
Marketable securities income/(loss) and bank interest	6,359	(1)	(5)	-	-	(44)	6,309
Other income/(loss)	2,034	-	-	-	-	-	2,034
Total revenues	794,329	(945)	(49,127)	(21)	(20,373)	2,064	725,927

Operating income/(loss)	643,330	(12)	(49,417)	-	(20,094)	1,743	575,550

Net income/(loss)	578,239	(12)	(49,417)	-	(20,094)	1,711	510,427

Burford Capital Quarterly Report September 2024    65

Reconciliations of condensed consolidated statements of financial position to Burford-only statements of financial position

The tables below set forth the reconciliations of condensed consolidated statements of financial position to Burford-only statements of financial position at the dates indicated.

	September 30, 2024
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests
				Advantage
($ in thousands)	Consolidated	BOF-C	Colorado	Fund	Other	Burford-only
Assets
Cash and cash equivalents	574,014	(10,857)	(5)	(1,086)	(8,908)	553,158
Marketable securities	75,801	-	-	-	-	75,801
Other assets	69,414	106,652	262	-	245	176,573
Due from settlement of capital provision assets	64,489	-	-	-	-	64,489
Capital provision assets	5,356,300	(697,854)	(733,831)	(198,074)	(73,314)	3,653,227
Goodwill	134,015	-	-	-	-	134,015
Deferred tax asset	869	-	-	-	-	869
Total assets	6,274,902	(602,059)	(733,574)	(199,160)	(81,977)	4,658,132

Liabilities
Debt interest payable	41,262	-	-	-	-	41,262
Other liabilities	131,907	-	(50)	(52)	(88)	131,717
Debt payable	1,793,209	-	-	-	-	1,793,209
Long term incentive compensation payable	209,466	-	-	-	-	209,466
Financial liabilities relating to third-party interests in capital provision assets	751,338	-	(733,524)	-	(17,814)	-
Deferred tax liability	50,369	-	-	-	-	50,369
Total liabilities	2,977,551	-	(733,574)	(52)	(17,902)	2,226,023
Total shareholders' equity	3,297,351	(602,059)	-	(199,108)	(64,075)	2,432,109

	December 31, 2023
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests
				Advantage
($ in thousands)	Consolidated	BOF-C	Colorado	Fund	Other	Burford-only
Assets
Cash and cash equivalents	220,549	(15,703)	(27)	(2,503)	(6,401)	195,915
Marketable securities	107,561	-	-	-	-	107,561
Other assets	63,464	96,471	182	-	-	160,117
Due from settlement of capital provision assets	265,540	-	-	(78,912)	(1,361)	185,267
Capital provision assets	5,045,388	(715,007)	(686,459)	(140,998)	(70,812)	3,432,112
Goodwill	133,965	-	-	-	-	133,965
Deferred tax asset	927	-	-	-	-	927
Total assets	5,837,394	(634,239)	(686,304)	(222,413)	(78,574)	4,215,864

Liabilities
Debt interest payable	34,416	-	-	-	-	34,416
Other liabilities	122,199	-	(51)	(100)	(261)	121,787
Debt payable	1,534,730	-	-	-	-	1,534,730
Long-term incentive compensation payable	183,134	-	-	-	-	183,134
Financial liabilities relating to third-party interests in capital provision assets	704,196	-	(686,253)	-	(17,943)	-
Deferred tax liability	50,939	-	-	-	-	50,939
Total liabilities	2,629,614	-	(686,304)	(100)	(18,204)	1,925,006
Total shareholders' equity	3,207,780	(634,239)	-	(222,313)	(60,370)	2,290,858

Reconciliations of capital provision assets

The tables below set forth the reconciliations of components of the consolidated capital provision assets at the beginning and end of period and unrealized fair value at the end of period to Burford-only capital provision-direct and capital provision-indirect assets at the beginning and end of period and unrealized fair value at the end of period, in each case, for the periods indicated.

66    Burford Capital Quarterly Report September 2024

	Three months ended September 30, 2024
	(GAAP)	(Non-GAAP)
			Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
At beginning of period	5,238,633	(1,703,768)	3,534,865	3,494,609	40,256
Deployments	98,150	(24,447)	73,703	72,695	1,008
Realizations	(254,165)	91,185	(162,980)	(159,567)	(3,413)
Income for the period	266,759	(65,550)	201,209	199,177	2,032
Foreign exchange gains/(losses)	6,923	(493)	6,430	6,430	-
At end of period	5,356,300	(1,703,073)	3,653,227	3,613,344	39,883

Unrealized fair value at end of period	2,978,426	(1,001,779)	1,976,647	1,967,677	8,970

	Three months ended September 30, 2023
	(GAAP)	(Non-GAAP)
			Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
At beginning of period	4,407,888	(1,348,424)	3,059,464	3,012,485	46,979
Deployments	101,947	(35,499)	66,448	59,385	7,063
Realizations	(108,737)	7,075	(101,662)	(82,504)	(19,158)
Income for the period	501,611	(180,469)	321,142	317,662	3,480
Foreign exchange gains/(losses)	(8,061)	6,847	(1,214)	(1,214)	-
At end of period	4,894,648	(1,550,470)	3,344,178	3,305,814	38,364

Unrealized fair value at end of period	2,525,576	(860,591)	1,664,985	1,661,153	3,832

	Nine months ended September 30, 2024
	(GAAP)	(Non-GAAP)
			Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
At beginning of period	5,045,388	(1,613,276)	3,432,112	3,387,601	44,511
Deployments	400,894	(130,400)	270,494	259,515	10,979
Realizations	(559,019)	167,789	(391,230)	(371,039)	(20,191)
Income for the period	467,461	(127,430)	340,031	335,447	4,584
Foreign exchange gains/(losses)	1,576	244	1,820	1,820	-
At end of period	5,356,300	(1,703,073)	3,653,227	3,613,344	39,883

Unrealized fair value at end of period	2,978,426	(1,001,779)	1,976,647	1,967,677	8,970

	Nine months ended September 30, 2023
	(GAAP)	(Non-GAAP)
			Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
At beginning of period	3,735,556	(1,099,116)	2,636,440	2,604,005	32,435
Deployments	546,266	(211,675)	334,591	307,640	26,951
Realizations	(394,633)	94,410	(300,223)	(273,892)	(26,331)
Income for the period	1,009,368	(340,014)	669,354	664,045	5,309
Foreign exchange gains/(losses)	(1,909)	5,925	4,016	4,016	-
At end of period	4,894,648	(1,550,470)	3,344,178	3,305,814	38,364

Unrealized fair value at end of period	2,525,576	(860,591)	1,664,985	1,661,153	3,832

Burford Capital Quarterly Report September 2024    67

Reconciliations of capital provision income

The tables below set forth the reconciliations of components of the consolidated capital provision income to Burford-only capital provision-direct and capital provision-indirect income for the periods indicated.

	Three months ended September 30, 2024
	(GAAP)	(Non-GAAP)
			Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
Net realized gains/(losses)	86,940	(30,450)	56,490	56,257	233
Fair value adjustment during the period, net of previously recognized unrealized gains/(losses) transferred to realized gains/(losses)	179,819	(35,100)	144,719	142,920	1,799
Income on capital provision assets	266,759	(65,550)	201,209	199,177	2,032
Foreign exchange gains/(losses)	568	(477)	91	91	-
Net gains/(losses) on financial liabilities at fair value through profit or loss	(2,583)	-	(2,583)	(2,583)	-
Net income/(loss) on due from settlement of capital provision assets	6,244	-	6,244	6,244	-
Total capital provision income	270,988	(66,027)	204,961	202,929	2,032

	Three months ended September 30, 2023
	(GAAP)	(Non-GAAP)
			Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
Net realized gains/(losses)	37,566	(7,440)	30,126	29,145	981
Fair value adjustment during the period, net of previously recognized unrealized gains/(losses) transferred to realized gains/(losses)	464,045	(173,029)	291,016	288,517	2,499
Income on capital provision assets	501,611	(180,469)	321,142	317,662	3,480
Foreign exchange gains/(losses)	2,902	951	3,853	3,853	-
Net income/(loss) on due from settlement of capital provision assets	-	-	-	-	-
Total capital provision income	504,513	(179,518)	324,995	321,515	3,480

	Nine months ended September 30, 2024
	(GAAP)	(Non-GAAP)
			Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
Net realized gains/(losses)	262,273	(76,736)	185,537	184,164	1,373
Fair value adjustment during the period, net of previously recognized unrealized gains/(losses) transferred to realized gains/(losses)	205,188	(50,694)	154,494	151,283	3,211
Income on capital provision assets	467,461	(127,430)	340,031	335,447	4,584
Foreign exchange gains/(losses)	(4,199)	160	(4,039)	(4,039)	-
Net gains/(losses) on financial liabilities at fair value through profit or loss	(2,583)	-	(2,583)	(2,583)	-
Net income/(loss) on due from settlement of capital provision assets	8,815	-	8,815	8,815	-
Total capital provision income	469,494	(127,270)	342,224	337,640	4,584

68    Burford Capital Quarterly Report September 2024

	Nine months ended September 30, 2023
	(GAAP)	(Non-GAAP)
			Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
Net realized gains/(losses)	171,331	(46,811)	124,520	123,539	981
Fair value adjustment during the period, net of previously recognized unrealized gains/(losses) transferred to realized gains/(losses)	838,037	(293,203)	544,834	540,506	4,328
Income on capital provision assets	1,009,368	(340,014)	669,354	664,045	5,309
Foreign exchange gains/(losses)	6,746	302	7,048	7,048	-
Net income/(loss) on due from settlement of capital provision assets	(1)	1	-	-	-
Total capital provision income	1,016,113	(339,711)	676,402	671,093	5,309

Reconciliations of capital provision assets, excluding the YPF-related assets

The tables below set forth the reconciliations of components of the consolidated capital provision assets, excluding the YPF-related assets, to Burford-only capital provision assets, excluding the YPF-related assets, at the dates indicated.

	September 30, 2024
	(GAAP)	(Non-GAAP)
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only
Capital provision assets	5,356,300	(1,703,073)	3,653,227
Deployed cost	2,377,874	(701,294)	1,676,580
Deployed cost on YPF-related assets	74,050	(6,828)	67,222
Deployed cost, excluding YPF-related assets	2,303,824	(694,466)	1,609,358
Unrealized gains	2,978,426	(1,001,779)	1,976,647
Unrealized gains on YPF-related assets	2,132,732	(727,003)	1,405,729
Unrealized gains, excluding YPF-related assets	845,694	(274,776)	570,918

	December 31, 2023
	(GAAP)	(Non-GAAP)
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only
Capital provision assets	5,045,388	(1,613,276)	3,432,112
Deployed cost	2,280,563	(668,281)	1,612,282
Deployed cost on YPF-related assets	67,167	(6,829)	60,338
Deployed cost, excluding YPF-related assets	2,213,396	(661,452)	1,551,944
Unrealized gains	2,764,825	(944,995)	1,819,830
Unrealized gains on YPF-related assets	1,990,950	(679,631)	1,311,319
Unrealized gains, excluding YPF-related assets	773,875	(265,364)	508,511

Reconciliations of due from settlement of capital provision assets

The tables below set forth the reconciliations of components of the consolidated due from settlement of capital provision assets at the beginning and end of period to Burford-only due from settlement of capital provision-direct and capital provision-indirect assets at the beginning and end of period for the periods indicated.

	Three months ended September 30, 2024
	(GAAP)	(Non-GAAP)
			Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
At beginning of period	199,997	-	199,997	199,997	-
Transfer of realizations from capital provision assets	254,165	(91,185)	162,980	159,567	3,413
Other income/(loss)	6,244	-	6,244	6,244	-
Proceeds from capital provision assets	(395,943)	91,185	(304,758)	(301,345)	(3,413)
Foreign exchange gains/(losses)	26	-	26	26	-
At end of period	64,489	-	64,489	64,489	-

Burford Capital Quarterly Report September 2024    69

	Three months ended September 30, 2023
	(GAAP)	(Non-GAAP)
			Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
At beginning of period	94,391	(1,754)	92,637	92,637	-
Transfer of realizations from capital provision assets	108,737	(7,075)	101,662	82,504	19,158
Proceeds from capital provision assets	(132,147)	7,074	(125,073)	(105,915)	(19,158)
Foreign exchange gains/(losses)	303	1	304	304	-
At end of period	71,284	(1,754)	69,530	69,530	-

	Nine months ended September 30, 2024
	(GAAP)	(Non-GAAP)
			Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
At beginning of period	265,540	(80,273)	185,267	185,267	-
Transfer of realizations from capital provision assets	559,019	(167,789)	391,230	371,039	20,191
Other income/(loss)	8,815	-	8,815	8,815	-
Proceeds from capital provision assets	(768,848)	248,062	(520,786)	(500,595)	(20,191)
Foreign exchange gains/(losses)	(37)	-	(37)	(37)	-
At end of period	64,489	-	64,489	64,489	-

	Nine months ended September 30, 2023
	(GAAP)	(Non-GAAP)
			Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
At beginning of period	116,582	(1,932)	114,650	114,650	-
Transfer of realizations from capital provision assets	394,633	(94,410)	300,223	273,892	26,331
Net realized gains/(losses)	(11,330)	11,330	-
Unrealized gains/(losses) on due from settlement of capital provision assets, net of previously recognized unrealized gains/(losses) transferred to realized gains/(losses)	11,329	(11,329)	-
Proceeds from capital provision assets	(440,154)	94,587	(345,567)	(319,236)	(26,331)
Foreign exchange gains/(losses)	224	-	224	224	-
At end of period	71,284	(1,754)	69,530	69,530	-

.

Reconciliations of asset management income

The tables below set forth the reconciliations of components of the consolidated asset management income to Burford-only asset management income for the periods indicated.

	Three months ended September 30, 2024			Three months ended September 30, 2023
	(GAAP)	(Non-GAAP)		(GAAP)	(Non-GAAP)
		Elimination of			Elimination of
		third-party			third-party
($ in thousands)	Consolidated	interests	Burford-only	Consolidated	interests	Burford-only
Management fee income	1,647	-	1,647	1,876	17	1,893
Performance fee income	1,500	-	1,500	-	-	-
Income from BOF-C	-	7,963	7,963	-	14,248	14,248
Total asset management income	3,147	7,963	11,110	1,876	14,265	16,141

	Nine months ended September 30, 2024			Nine months ended September 30, 2023
	(GAAP)	(Non-GAAP)		(GAAP)	(Non-GAAP)
		Elimination of			Elimination of
		third-party			third-party
($ in thousands)	Consolidated	interests	Burford-only	Consolidated	interests	Burford-only
Management fee income	5,154	-	5,154	5,767	108	5,875
Performance fee income	1,500	-	1,500	-	-	-
Income from BOF-C	-	22,616	22,616	-	35,307	35,307
Total asset management income	6,654	22,616	29,270	5,767	35,415	41,182

70    Burford Capital Quarterly Report September 2024

Reconciliations of capital provision undrawn commitments

The tables below set forth the reconciliations of the consolidated capital provision undrawn commitments to Burford-only capital provision undrawn commitments at the dates indicated.

	September 30, 2024
	(GAAP)	(Non-GAAP)
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only
Definitive	931,730	(204,768)	726,962
Discretionary	1,011,019	(220,307)	790,712
Total legal finance undrawn commitments	1,942,749	(425,075)	1,517,674
Legal risk (definitive)	44,451	-	44,451
Total capital provision-direct undrawn commitments	1,987,200	(425,075)	1,562,125
Capital provision-indirect undrawn commitments	3,479	(2,899)	580
Total capital provision undrawn commitments	1,990,679	(427,974)	1,562,705

	December 31, 2023
	(GAAP)	(Non-GAAP)
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only
Definitive	768,311	(188,313)	579,998
Discretionary	977,733	(211,196)	766,537
Total legal finance undrawn commitments	1,746,044	(399,509)	1,346,535
Legal risk (definitive)	55,583	(6,057)	49,526
Total capital provision-direct undrawn commitments	1,801,627	(405,566)	1,396,061
Capital provision-indirect undrawn commitments	71,662	(59,718)	11,944
Total capital provision undrawn commitments	1,873,289	(465,284)	1,408,005

Deployments reconciliations

The table below sets forth the reconciliations of the components of consolidated deployments to Burford-only deployments for the periods indicated.

	Three months ended September 30,		Nine months ended September 30,
($ in thousands)	2024	2023	2024	2023
Consolidated deployments	98,150	101,947	400,894	546,266
Plus/(Less): Elimination of third-party interests	(24,447)	(35,499)	(130,400)	(211,675)
Burford-only total deployments	73,703	66,448	270,494	334,591
Burford-only capital provision-direct deployments	72,695	59,385	259,515	307,640
Plus/(Less): Capital deployed in prior years and invested in the current year	(1,915)	(3,315)	1,598	(3,315)
Plus/(Less): Case-related expenditures ineligible for inclusion in asset cost	1,488	-	1,488	-
Plus/(Less): Deployments on behalf of subparticipations	9	(84)	502	107
Adjusted Burford-only capital provision-direct deployments	72,277	55,986	263,103	304,432
Burford-only capital provision-indirect deployments	1,008	7,063	10,979	26,951
Plus/(Less): Capital deployed to fund level but not yet invested	555	(1,687)	372	(2,776)
Adjusted Burford-only capital provision-indirect deployments	1,563	5,376	11,351	24,175
Adjusted Burford-only total deployments	73,840	61,362	274,454	328,607

See “—Basis of presentation of financial information—APMs and non-GAAP financial measures relating to our operating and financial performance—APMs” and “Certain terms used in this Quarterly Report” for additional information with respect to certain terms useful for the understanding of our deployments information and “Operating and financial review and prospects—Deployments” for additional information with respect to our deployments.

Burford Capital Quarterly Report September 2024    71

Realizations reconciliations

The table below sets forth the reconciliations of the components of consolidated realizations to Burford-only realizations for the periods indicated.

	Three months ended September 30,		Nine months ended September 30,
($ in thousands)	2024	2023	2024	2023
Consolidated realizations	254,165	108,737	559,019	394,633
Plus/(Less): Elimination of third-party interests	(91,185)	(7,075)	(167,789)	(94,410)
Burford-only total realizations	162,980	101,662	391,230	300,223
Burford-only capital provision-direct realizations	159,567	82,504	371,039	273,892
Plus/(Less): Realizations from other income on due from settlement of capital provision assets	6,244	-	8,815	198
Plus/(Less): Loss from financial liabilities at fair value through profit or loss	(2,583)	-	(2,583)	-
Plus/(Less): Reported realizations held at joint venture and not yet distributed	1,476	(3,346)	3,171	11
Adjusted Burford-only capital provision-direct realizations	164,704	79,158	380,442	274,101
Burford-only capital provision-indirect realizations	3,413	19,158	20,191	26,331
Plus/(Less): Reported realizations held at fund level and not yet distributed	299	(5,811)	299	(6,400)
Plus/(Less): Prior period realizations held at fund level and distributed in the current period	-	-	(13,233)	-
Plus/(Less): Prior period realizations held at fund level and not yet distributed	-	-	-	(29)
Adjusted Burford-only capital provision-indirect realizations	3,712	13,347	7,257	19,902
Adjusted Burford-only total realizations	168,416	92,505	387,699	294,003

See “—Basis of presentation of financial information—APMs and non-GAAP financial measures relating to our operating and financial performance—APMs” and “Certain terms used in this Quarterly Report” for additional information with respect to certain terms useful for the understanding of our realizations information and “Operating and financial review and prospects—Realizations” for additional information with respect to our realizations.

Cash receipts reconciliations

The table below sets forth the reconciliations of cash receipts to consolidated proceeds from capital provision assets, the most comparable measure calculated in accordance with US GAAP, for the periods indicated.

	Nine months ended September 30,
($ in thousands)	2024	2023
Consolidated proceeds from capital provision assets	768,848	440,154
Plus/(Less): Elimination of third-party interests	(248,062)	(94,587)
Burford-only total proceeds from capital provision assets	520,786	345,567
Burford-only proceeds from capital provision-direct assets	500,595	319,236
Less: Funding of financial liabilities at fair value through profit or loss	(2,583)	-
Burford-only proceeds from capital provision-direct assets (adjusted)	498,012	319,236
Burford-only proceeds from capital provision-indirect assets	20,191	26,331
Burford-only total proceeds from capital provision assets	518,203	345,567
Consolidated asset management income	6,654	5,767
Plus/(Less): Eliminated income from funds	22,616	35,415
Burford-only asset management income	29,270	41,182
Plus/(Less): Non-cash adjustments(1)	(12,081)	(12,137)
Burford-only proceeds from asset management income	17,189	29,045
Burford-only proceeds from marketable securities interest and dividends	15,136	3,625
Burford-only proceeds from other income	5,020	1,495
Burford-only proceeds from other items	20,156	5,120
Cash receipts	555,548	379,732
1.	Adjustments for the change in asset management receivables accrued during the applicable period but not yet received at the end of such period.

See “—Basis of presentation of financial information—APMs and non-GAAP financial measures relating to our operating and financial performance—Non-GAAP financial measures” and “Operating and financial review and prospects—Cash receipts” for additional information with respect to cash receipts.

72    Burford Capital Quarterly Report September 2024

Tangible book value attributable to Burford Capital Limited per ordinary share reconciliations

The table below sets forth the reconciliations of tangible book value attributable to Burford Capital Limited per ordinary share to total Burford Capital Limited equity, the most comparable measure calculated in accordance with US GAAP, at the dates indicated.

	September 30, 2024	December 31, 2023
($ in thousands, except share data)
Total Burford Capital Limited equity	2,432,109	2,290,858
Less: Goodwill	(134,015)	(133,965)
Tangible book value attributable to Burford Capital Limited	2,298,094	2,156,893

Basic ordinary shares outstanding	219,421,376	218,962,441

Tangible book value attributable to Burford Capital Limited per ordinary share	10.47	9.85

See “—Basis of presentation of financial information—APMs and non-GAAP financial measures relating to our operating and financial performance—Non-GAAP financial measures” for additional information with respect to tangible book value attributable to Burford Capital Limited per ordinary share.

Debt leverage ratio calculations

Consolidated net debt to consolidated tangible assets ratio calculation

The table below sets forth the calculations of consolidated net debt to consolidated tangible assets ratio at the dates indicated.

	September 30, 2024	December 31, 2023
($ in thousands)
Total principal amount of debt outstanding(1)	1,814,459	1,563,073
Less: Cash and cash equivalents	(574,014)	(220,549)
Less: Marketable securities	(75,801)	(107,561)
Consolidated net debt	1,164,644	1,234,963

Total assets	6,274,902	5,837,394
Less: Goodwill	(134,015)	(133,965)
Consolidated tangible assets	6,140,887	5,703,429

Consolidated net debt to consolidated tangible assets ratio	19%	22%
1.

Represents the total principal amount of debt outstanding as set forth in note 10 (Debt) to our condensed consolidated financial statements. Debt securities denominated in pounds sterling have been converted to US dollars using GBP/USD exchange rates of $1.3413 and $1.2747 at September 30, 2024 and December 31, 2023, respectively.

See “Operating and financial review and prospects—Debt” for additional information with respect to our debt securities.

Consolidated Indebtedness to Net Tangible Equity Ratio calculation

The table below sets forth the calculations of Consolidated Indebtedness to Net Tangible Equity Ratio (as defined in the indentures governing the 2028 Notes and the 2030 Notes, as applicable) at the dates indicated.

	September 30, 2024	December 31, 2023
($ in thousands)
Debt payable	1,793,209	1,534,730
Less: Debt attributable to Unrestricted Subsidiaries	-	-
Consolidated Indebtedness	1,793,209	1,534,730

Total equity	3,297,351	3,207,780
Less: Equity attributable to Unrestricted Subsidiaries	(847,661)	(901,146)
Less: Goodwill	(134,015)	(133,965)
Net Tangible Equity	2,315,675	2,172,669

Consolidated Indebtedness to Net Tangible Equity Ratio	0.8x	0.7x

See “Operating and financial review and prospects—Debt” for additional information with respect to our debt securities.

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Consolidated Indebtedness to Consolidated Equity Ratio calculation

The table below sets forth the calculations of Consolidated Indebtedness to Consolidated Equity Ratio (as defined in the indenture governing the 2031 Notes) at the dates indicated.

	September 30, 2024	December 31, 2023
($ in thousands)
Debt payable	1,793,209	1,534,730
Less: Debt attributable to Unrestricted Subsidiaries	-	-
Less: The lesser of specified cash and cash equivalent or $100 million	(100,000)	(100,000)
Consolidated Indebtedness	1,693,209	1,434,730

Total equity	3,297,351	3,207,780
Less: Equity attributable to Unrestricted Subsidiaries	(847,661)	(901,146)
Consolidated Equity	2,449,690	2,306,634

Consolidated Indebtedness to Consolidated Equity Ratio	0.7x	0.6x

See “Operating and financial review and prospects—Debt” for additional information with respect to our debt securities.

Other information

Overview

As previously disclosed in a report on Form 6-K furnished to the SEC on August 8, 2024, a feature of the US public markets is a well-established and widely used approach for corporate executives to obtain some liquidity from their shareholdings as part of their personal financial planning. As part of its acquisition of full US domestic issuer status, Burford is joining typical US public company practice (including, we believe, the clear majority of S&P 500 companies) in permitting the use by its executives of plans that pre-set such transactions in the future, known as “Rule 10b5-1 trading plans” after the SEC rule that provides for such plans. To be clear, the adoption and use of Rule 10b5-1 plans does not alter a company’s commitment to its executives being meaningfully exposed to its equity nor does it affect Burford’s minimum share ownership policy for its executives; rather, Rule 10b5-1 plans provide a vehicle for enabling some liquidity in an orderly manner that removes executives from short-term trading decisions and the potential for market signaling.

Rule 10b5-1 trading arrangements

On August 21, 2024, each of Messrs. Christopher Bogart, our Chief Executive Officer, and Jonathan Molot, our Chief Investment Officer, entered into a “Rule 10b5-1 trading arrangement” (as defined by Item 408(a) of Regulation S-K). Each of Messrs. Bogart’s and Molot’s “Rule 10b5-1 trading arrangement” provides for the sale of up to 300,000 of the Company’s ordinary shares between November 25, 2024 and September 30, 2025 and is intended to satisfy the affirmative defense of Rule 10b5-1(c) under the Exchange Act.

On August 20, 2024, Ms. Aviva Will, our President, entered into a “Rule 10b5-1 trading arrangement” (as defined by Item 408(a) of Regulation S-K). Ms. Will’s “Rule 10b5-1 trading arrangement” provides for the sale of up to 25,000 of the Company’s ordinary shares between November 25, 2024 and September 30, 2025 and is intended to satisfy the affirmative defense of Rule 10b5-1(c) under the Exchange Act.

On August 20, 2024, Mr. David Perla, our Vice Chair, entered into a “Rule 10b5-1 trading arrangement” (as defined by Item 408(a) of Regulation S-K). Mr. Perla’s “Rule 10b5-1 trading arrangement” provides for the sale of up to 10,000 of the Company’s ordinary shares between November 25, 2024 and September 30, 2025 and is intended to satisfy the affirmative defense of Rule 10b5-1(c) under the Exchange Act.

Except as set forth above, no other “Rule 10b5-1 trading arrangements” or “non-Rule 10b5-1 trading arrangements” (each, as defined by Item 408(a) and Item 408(c), respectively, of Regulation S-K) were adopted or terminated by our directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) during the three months ended September 30, 2024.

Documents on display

We are subject to the reporting requirements under the Exchange Act applicable to foreign private issuers. Accordingly, we file certain reports with, and furnish other information to, the SEC. Such reports and other information regarding registrants, such as us, that file electronically with the SEC may be inspected without charge at a website maintained by the SEC at www.sec.gov.

74    Burford Capital Quarterly Report September 2024

In addition, we use our website at investors.burfordcapital.com to make available documents and other information about our company. The documents and other information we make available on our website may be deemed material. Accordingly, investors should monitor our website in addition to following our press releases, SEC filings and public conference calls and webcasts. Furthermore, investors may automatically receive email alerts and other information about our company upon submitting a request at the “Investor Email Alerts” section of our website at investors.burfordcapital.com. The information on, or that can be accessed through, the SEC’s website or our website is not incorporated by reference into, and does not form a part of, this Quarterly Report.

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